

Apogee Enterprises, Inc.

Fiscal 2025 Annual Report



"I am proud of the results our team delivered in fiscal 2025, capping a tremendous three-year transformation, while embracing new challenges and positioning the company for our next chapter of growth."

Ty R. Silberhorn, Chief Executive Officer

Fellow shareholders,

We completed another successful year in fiscal 2025, as our team continued to execute our strategy. We were able to deliver increased adjusted operating margins and record adjusted diluted EPS[i]. These results capped three years of substantial improvements in our operating and financial performance since we introduced our new strategic direction. I want to thank the entire Apogee team for continuing to build on our track record of success.

Executing Our Strategy

In November 2021, we introduced our three-pillar strategy with the goal of building a stronger foundation for long-term profitable growth. We've improved our cost structure through facility consolidation, organizational realignment, and better leveraging the scale of our enterprise. We've achieved meaningful productivity improvements through the deployment of the Apogee Management System. We've reshaped our portfolio, focusing on more differentiated, higher margin offerings. We've also made several strategic investments, both organic and inorganic, that position the company for improved growth. All of this has been underpinned by a focus on talent management and people development, which has strengthened our team. Through these efforts, we've built a much stronger operating foundation, one that will support continued performance throughout the ups and downs of the market cycle.

One of the highlights of the year was our acquisition of UW Solutions. This adds a differentiated business to our portfolio that is well positioned in attractive market segments. This includes an industrial flooring solution that diversifies our business by providing exposure to repair and remodel activity in distribution centers and manufacturing facilities. Most importantly, we've added a talented team of employees that has established a strong record of profitable growth.

We are integrating UW Solutions with our legacy Large Scale Optical business to create the newly renamed Performance Surfaces segment. The combined business brings together a strong set of brands, and expanded manufacturing and process technology capabilities, to create a scalable platform for growth. This business has a strong financial profile, and we see a long runway for above market growth at attractive margins. Since closing the acquisition in November 2024, we've made significant progress on our integration plan, and we're on track to deliver the financial targets we set for the deal.

Fiscal 2025 Results

When we introduced our strategy, we set three financial targets that we planned to achieve by fiscal 2025:

1. Adjusted ROIC above 12%,
2. adjusted operating margin over 10%,
3. and outgrowing the non-residential construction market by 1.2 times.

This year, we exceed both the ROIC and margin targets. Adjusted ROIC was 14.9%, exceeding our 12% target for the third consecutive year. We've steadily improved our adjusted operating margin, reaching 11.0% this year, a 470-basis point gain from fiscal 2022. Notably, we've achieved margin gains across our business, with all our segments at or above their targeted margin levels for the year.

We fell short of our growth goal. Some of this was a function of our purposeful strategy to move away from less differentiated, lower margin offerings. And some was driven by the dynamics of our end markets, as industrial facilities, data centers, and warehouses have been the primary drivers of non-residential construction growth over the past few years. These are parts of the market where we have historically had less presence. We are excited that the UW Solutions acquisition expands our opportunity to serve those market segments. As we move forward, we will strive to sustain the ROIC and margin gains we've achieved, while shifting more focus to growth.

Execution of our strategy has also driven significant growth in operating profit and earnings per share. Adjusted operating income increased by over 80% from fiscal 2022 to 2025, and we more than doubled adjusted diluted EPS over that period, achieving a record $4.97 this year.

Our business has also continued to generate strong, consistent cash flow. Over the past three years, we've delivered $432 million of cash flow from operations, an average of $144 million per year. We've used this cash flow to pursue a balanced approach to capital deployment. Since fiscal 2023, we've returned $194 million of cash to our shareholders, by steadily increasing our dividend and opportunistically repurchasing our stock. We've invested $124 million in capital expenditures, making investments to enable growth and profitability improvements, and we completed the strategic acquisition of UW Solutions. With our strong balance sheet, we see more opportunities for value creating capital deployment in the future.

In addition to these strong financial results, our team also achieved significantly improved safety performance. Our accident incident rate in calendar year 2024 was 34% lower than the previous year, and well below industry benchmarks. These results reflect our commitment to promote a culture of safety across our company. Nothing we do is more important than working safely, and we will continue to strive toward achieving an accident-free workplace.

Looking Ahead

Leading indicators and industry forecasts point to slowing conditions and a cautious outlook for non-residential construction. Declining consumer sentiment may put pressure on the consumer-facing parts of our business, and recent developments with tariffs create additional uncertainty. Over the past several years, our team has established a strong track record of successfully managing through difficult market conditions. I am confident that we will navigate through the current situation as well.

We are approaching fiscal 2026 by balancing the imperative for near-term performance with continuing to invest in long-term growth opportunities. We will work to manage what we can control, creating some certainty in an uncertain environment. A key part of this will be maintaining our focus on execution, productivity, and cost management. These have been central to everything we've accomplished over the past few years. This will include changes to further optimize our footprint and better align our operations and cost structure with current market conditions.

While we take actions to ensure near-term performance, we also remain focused on positioning the company for growth. We will leverage the acquisition of UW Solutions to develop new growth opportunities, as well as leverage recent capacity investments in Performance Surfaces and Architectural Services to drive organic growth. Finally, we will continue to actively pursue our M&A pipeline, looking for opportunities to add offerings and capabilities that further diversify our business and increase our growth potential.

I am proud of the results our team delivered in fiscal 2025, capping a tremendous three-year transformation, while embracing new challenges and positioning the company for our next chapter of growth. On behalf of our entire team and Board of Directors, I want to thank you for your continued support of Apogee Enterprises.

Ty Silberhorn
Chief Executive Officer and President

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[i] This letter includes measures of financial performance that are not defined by GAAP, including adjusted diluted EPS, adjusted operating income, adjusted operating margin, and adjusted return on invested capital (ROIC). We provide a reconciliation of the differences between these historical non-GAAP measures and the most directly comparable GAAP measures in Item 7 of our Annual Report on Form 10-K for the fiscal year ended March 1, 2025.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒   **ANNUAL REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the fiscal year ended March 1, 2025

☐   **TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**

For the transition period from   to

Commission File Number: 0-6365

APOGEE ENTERPRISES, INC.

(Exact name of registrant as specified in its charter)

Minnesota	**41-0919654**
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

4400 West 78th Street   **Suite 520**   **Minneapolis**   **Minnesota**   **55435**

(Address of principal executive offices)   (Zip Code)

Registrant's telephone number, including area code: (952) 835-1874

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, $0.33 1/3 Par Value	**APOG**	**The Nasdaq Stock Market**

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
☒ Yes   ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act.
☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   ☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).   ☒ Yes   ☐ No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company" and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large Accelerated Filer	☒	Accelerated Filer	☐
Non-accelerated Filer	☐	Smaller Reporting Company	☐
Emerging Growth Company	☐		

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
☐ Yes   ☒ No

As of August 30, 2024, the last business day of the registrant's most recently completed second fiscal quarter, the approximate aggregate market value of voting and non-voting common equity held by non-affiliates of the registrant was $1,432,300,000 (based on the closing price of $66.78 per share as reported on The Nasdaq Stock Market as of that date).

As of April 18, 2025, 21,419,290 shares of the registrant's common stock, par value $0.33 1/3 per share, were outstanding.

DOCUMENTS INCORPORATED BY REFERENCE:

In accordance with General Instruction G(3) of Form 10-K, certain information required by Part III hereof will either be incorporated into this Annual Report on Form 10-K by reference to our Definitive Proxy Statement for our Annual Meeting of Shareholders filed within 120 days of our fiscal year ended March 1, 2025 or will be included in an amendment to this Annual Report on Form 10-K filed within 120 days of March 1, 2025.

APOGEE ENTERPRISES, INC.
Annual Report on Form 10-K
For the fiscal year ended March 1, 2025

TABLE OF CONTENTS

Forward-Looking Statements

This Annual Report on Form 10-K, including "Management's Discussion and Analysis of Financial Condition and Results of Operations" in Part II, Item 7, contains certain statements that are considered "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. These statements reflect our current views with respect to future events and financial performance. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may," "believe," "expect," "anticipate," "intend," "estimate," "forecast," "project," "should," "will," "continue" or similar words or expressions. All forecasts and projections in this document are "forward-looking statements," and are based on management's current expectations or beliefs of the Company's near-term results, based on current information available pertaining to the Company, including the risk factors noted under Item 1A in this Form 10-K. From time to time, we also may provide oral and written forward-looking statements in other materials we release to the public, such as press releases, presentations to securities analysts or investors, or other communications by the Company. Any or all of our forward-looking statements in this report and in any public statements we make could be materially different from actual results.

Accordingly, we wish to caution investors that any forward-looking statements made by or on behalf of the Company are subject to uncertainties and other factors that could cause actual results to differ materially from such statements. These uncertainties and other risk factors include, but are not limited to, the risks and uncertainties set forth under Item 1A in this Form 10-K, all of which are incorporated by reference into Item 7.

We wish to caution investors that other factors might in the future prove to be important in affecting the Company's results of operations. New factors emerge from time to time; it is not possible for management to predict all such factors, nor can it assess the impact of each such factor on the business or the extent to which any factor, or a combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements. We undertake no obligation to update publicly or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

ITEM 1. BUSINESS

The Company
Apogee Enterprises, Inc. (Apogee, we, us, our or the Company) was incorporated under the laws of the State of Minnesota in 1949. We are a leading provider of architectural building products and services, as well as high-performance coated materials used in a variety of applications.

Segment Information
During the fourth quarter of fiscal 2025, the Company changed the names of two of our reporting segments to better reflect their product focus and capabilities. The previously named Architectural Framing Systems Segment is now referred to as the Architectural Metals Segment. The previously named Large-Scale Optical Segment is now referred to as the Performance Surfaces Segment. There were no changes in the products or brands included within each of the reportable segments, nor the way in which our CEO assesses performance and allocates resources for these or our other segments.

We have four reporting segments:
- The **Architectural Metals Segment** designs, engineers, fabricates and finishes aluminum window, curtainwall, storefront and entrance systems used primarily in non-residential construction. In fiscal 2025, this segment accounted for approximately 39% of our net sales.
- The **Architectural Services Segment** integrates technical services, project management, and field installation services to design, engineer, fabricate, and install architectural curtainwall and other façade-related systems used primarily in non-residential construction. In fiscal 2025, this segment accounted for approximately 31% of our net sales.
- The **Architectural Glass Segment** cuts, treats, coats and fabricates high-performance glass used in custom window and wall systems used primarily in non-residential buildings. In fiscal 2025, this segment accounted for approximately 21% of our net sales.
- The **Performance Surfaces Segment** develops and manufactures high-performance coated materials for a variety of applications, including wall decor, museums, graphic design, digital displays, architectural interiors, and industrial flooring. In fiscal 2025, this segment accounted for approximately 9% of our net sales.

Strategy
Our enterprise strategy is based on the following three key elements:
1. **Become the economic leader in our target markets.** We have developed a deep understanding of our target markets and aligned our businesses with clear go-to-market strategies to drive value for our customers through differentiated product and service offerings. We are focused on operational execution, driving productivity improvements, and maintaining a competitive cost structure, so that we may bring more value to our customers and improve our own profitability.
2. **Actively manage our portfolio to drive higher margins and returns.** We are shifting our business mix toward higher operating margin offerings in order to improve our return on invested capital performance. We accomplish this by allocating resources to grow our top performing businesses, actively addressing underperforming businesses, and investing in differentiated product and service offerings to accelerate our growth and increase margins.
3. **Strengthen our core capabilities.** We are shifting from our historical, decentralized operating model, to one with center-led functional expertise that enables us to leverage the scale of the enterprise to better support the needs of the business. We have established a Company-wide operating system with common tools and processes based on the foundation of Lean and Continuous Improvement, which we call the "Apogee Management System." Our strategy is supported by a robust talent management program and a commitment to strong governance to ensure compliance and drive sustainable performance.

We continually analyze our current portfolio of products, services, and capabilities to identify the best areas for future profitable growth. We also evaluate inorganic investment opportunities where we can deploy capital to acquire businesses that will be accretive to our long-term growth rate and operating margins.

Fiscal 2025 Highlights

In fiscal 2025, we drove further progress toward our strategic goals and financial targets. We continued the deployment of the Apogee Management System across our business, supporting sustainable cost and productivity improvements. We invested in organic and inorganic growth initiatives, including the acquisition of UW Interco, LLC (UW Solutions) and capacity expansion in the Performance Surfaces segment as well as capacity expansion to support geographic growth in the Architectural Services segment. We continue to focus on offering differentiated products and services and diversifying the mix of architectural projects that we serve. We also advanced several initiatives to strengthen our core capabilities, driving the standardization of key business processes and systems, and strengthening talent management and leadership development programs.

Products and Services

Architectural Metals Segment

Our Architectural Metals Segment designs, engineers and fabricates aluminum windows, curtainwall, storefront and entrance systems. We also extrude aluminum and provide finishing services for metal components used in a variety of building materials applications. We sell our products and services under the Tubelite®, EFCO, and Linetec® brands in the U.S. and under Alumicor™ in Canada.

Architectural Services Segment

Our Architectural Services Segment delivers value by integrating technical capabilities, project management skills and field installation services, to provide design, engineering, fabrication and installation for the exteriors of primarily non-residential buildings. Our ability to efficiently design high-quality window and curtainwall systems and effectively manage the installation of building façades enables our customers to meet schedule and cost requirements of their projects. We sell our products and services under the Harmon® brand.

Architectural Glass Segment

Our Architectural Glass Segment provides a wide range of high-performance glass products, offering customized solutions that enable architects and building owners to meet their design, aesthetic, and performance goals. We fabricate insulating, laminated, and monolithic glass units that are used in windows, curtainwall, storefront, and entrance systems. We provide premium glass solutions to meet our customers' design and energy-performance requirements. These include proprietary, high-performance coatings, digital and silkscreen printing, heat-soaking of tempered glass, and thermal spacers. We sell our products under the Viracon® and GlassecViracon® brands.

Performance Surfaces Segment

The Performance Surfaces Segment develops and manufactures high-performance coated materials for a variety of applications, including wall decor, museums, graphic design, digital displays, architectural interiors, and industrial flooring. We are a vertically integrated manufacturer, differentiated by our proprietary formulations and coating application processes. We sell our products under the Tru Vue®, ResinDEK®, ChromaLuxe®, RDC Coatings™, and Unisub® brands.

Product Demand and Distribution Channels

Architectural Metals, Architectural Services and Architectural Glass Segments

Demand for the products and services offered by our architectural segments is not only impacted by general economic conditions, but has historically been affected by changes in the North American non-residential construction industry, which is cyclical in nature.

We look to several external indicators to analyze potential demand for our products and services, such as U.S. and Canadian job growth, office vacancy rates, credit and interest rates, architectural billing indices, and material costs. We also rely on internal indicators to analyze demand, including our sales pipeline, which is made up of contracts in review, projects awarded or committed, and bidding activity. Our sales pipeline, together with ongoing feedback, analysis and data from our customers, architects and building owners, provides information related to near- and mid-term demand. Additionally, we evaluate data on U.S. and Canadian non-residential construction market activity, industry analysis, interest rates, and other longer-term trends provided by external data sources.

Our architectural products and services are used in subsets of the non-residential construction industry differentiated by the following factors:

- Building type - Our products and services are primarily used in commercial buildings (office buildings, hotels and retail centers), institutional buildings (education facilities, health care facilities and government buildings), transportation facilities (airports and transit terminals), and multi-family residential buildings (a subset of residential construction).

- Level of customization - Many of our projects involve a high degree of customization, as the product or service is designed or fabricated to meet customer-specified requirements for aesthetics, performance and size, and local building codes.

- Customers and distribution channels - Our customers are mainly glazing subcontractors and general contractors, with project design being influenced by architects and building owners. Our windows, curtainwall, storefront and entrance systems are sold using a combination of direct sales forces, independent sales representatives, and distributors. Our installation services are sold by a direct sales force in certain metropolitan areas in the U.S and Canada. Our high-performance architectural glass is sold using both a direct sales force and independent sales representatives.

- Geographic location - We primarily supply architectural glass products and aluminum framing systems, including window, curtainwall, storefront and entrance systems, to customers in North America. We are one of only a few architectural glass installation service companies in the U.S. to have a national presence and we have the ability to provide installation project management throughout the U.S. and Canada.

Performance Surfaces Segment

Demand for our products in our Performance Surfaces Segment is impacted by general economic conditions, including consumer confidence, spending in residential improvements, as well as growth in non-residential construction. We offer value-added coated glass, acrylic, metals, and other substrates used in the custom picture-framing market, museum market, graphic arts and decor markets, and various technical glass applications. These products are sold primarily in North America under the Tru Vue, ChromaLuxe, and Unisub brands, through national and regional retail chains using a direct sales force, as well as to local retailers through an independent distribution network. Through our ResinDEK brand, we offer engineered panels used in flooring systems designed for material handling, supply chain, and self-storage applications. These products are sold through a combination of a direct sales force and third-party representatives. Our RDC Coatings brand offers coating solutions for a variety of applications, that are custom engineered to meet customer specifications. Markets for these coatings include flooring, furniture, cabinetry, and other applications. We have a global distribution network and supply our products to customers outside of North America, primarily in Europe and Asia.

Competitive Conditions

The North American non-residential construction market is highly fragmented. Competitive factors include price, product quality, product attributes and performance, reliable service, on-time delivery, lead-time, warranties, and the ability to provide project management, technical engineering and design services. To protect and improve our competitive position, we maintain strong relationships with building owners, architects, and other stakeholders who influence the selection of products and services on a project, and with general contractors, who initiate projects and develop specifications.

Architectural Metals Segment

Our Architectural Metals Segment competes against several national, regional, and local aluminum window and storefront manufacturers, as well as regional finishing companies. Our businesses compete by providing a broad portfolio of high-quality products, robust engineering capabilities, a vertically integrated manufacturing model, and dependable, short lead-time service.

Architectural Services Segment

Our Architectural Services Segment competes against international, national and regional glass installation companies. We compete by offering a robust set of capabilities at a competitive cost. Our capabilities include engineering and design services, project management, manufacturing, and field installation. We deliver these services using an operating model that is designed to reduce costs and risk for our customers.

Architectural Glass Segment

In our Architectural Glass Segment, we compete with regional glass fabricators and international competitors who can provide certain products with attributes similar to ours. We differentiate by providing a wider range of high-quality products, including several proprietary offerings, that we can bundle together into customized solutions. We work to maintain strong relationships with architects, developers, and other industry stakeholders, and provide strong customer service and reliable delivery.

Performance Surfaces Segment

Our Performance Surfaces Segment competes primarily with European, U.S., and Asia Pacific providers of both basic and value-added glass and acrylic, and other high-performance coated substrates. Our competitive strengths include innovative proprietary products, domain expertise in coating processes and technologies, a highly automated manufacturing model, strong customer relationships, an established distribution network, and a portfolio of well-known brands.

Warranties

We offer product and service warranties that we believe are competitive for the markets in which our products and services are sold. The nature and extent of these warranties depend upon the product or service, the market and, in some cases, the customer being served. Our standard warranties are generally from two to 12 years for our curtainwall, window system, and architectural glass and certain coated products, while we generally offer warranties of two years or less on our other products and services.

Sources and Availability of Raw Materials

Materials used in the Architectural Metals Segment include aluminum billet and extrusions, fabricated glass, plastic extrusions, hardware, paint and chemicals. Within the Architectural Services Segment, materials used include fabricated glass, finished aluminum extrusions, fabricated metal panels and hardware. Raw materials used within the Architectural Glass Segment include float glass, vinyl, silicone sealants and lumber. Materials used in the Performance Surfaces Segment are float glass, acrylic, aluminum sheets, medium-density fiberboard (MDF), and certain chemicals. Most of our raw materials are readily available from a variety of domestic and international sources.

Intellectual Property

We have several patents, trademarks, trade names, trade secrets and proprietary technologies and customer relationships that we believe constitute valuable assets, but we do not regard our business as being materially dependent on any single item or category of intellectual property. We take measures that we believe to be appropriate to protect our intellectual property to the extent such intellectual property can be protected.

Seasonality

Activity in the non-residential construction industry is impacted by the seasonal impact of weather and weather events in our operating locations, with activity in some markets reduced in winter due to inclement weather.

Working Capital Requirements

Trade and contract-related receivables and other contract assets are the largest components of our working capital. Inventory requirements, mainly related to raw materials, are most significant in our Architectural Metals, Architectural Glass, and Performance Surfaces Segments.

Compliance with Government Regulations

We are subject to various environmental and occupational safety and health laws and regulations in the U.S. and in other countries in which we operate. These laws and regulations relate to, among other things, our use and storage of hazardous materials in our manufacturing operations and associated air emissions and discharges to surface and underground waters. We have several continuing programs designed to ensure compliance with foreign, federal, state and local environmental and occupational safety and health laws and regulations. We contract with outside vendors to collect and dispose of waste at our production facilities in compliance with applicable environmental laws. In addition, we have procedures in place that enable us to properly manage the regulated materials used in and wastes created by our manufacturing processes. We believe we are currently in compliance with all such laws and regulations.

Supporting Sustainability

We are committed to integrating sustainable business practices and environmental stewardship throughout our business. Our company-wide commitment to sustainable business practices is focused on delivering long-term profitable growth while carefully stewarding the resources entrusted to us, and delivering products and services that address our customers' increased focus on energy efficiency, greenhouse gas reductions, and other performance requirements.

Our architectural products and services are key enablers of green building and sustainable design. We have long been at the forefront of developing innovative products and services that conserve resources and help architects and building owners achieve their sustainability goals, such as attaining Leadership in Energy and Environmental Design (LEED) certifications. Our high-performance thermal framing systems, energy-efficient architectural glass, and other products are designed to help improve building energy efficiency, reduce greenhouse gas emissions, and increase security and comfort for building occupants. Our products are made primarily with glass and aluminum components, which are recyclable at the end of their useful lives. In addition, many of our framing products can be specified with recycled aluminum content.

Our commitment to sustainable business practices and environmental stewardship also extends to our own operations, including incorporating environmentally sustainable manufacturing processes, eliminating waste, and minimizing our resource consumption.

Human Capital Resources

We had approximately 4,500 employees on March 1, 2025, up from 4,400 employees on March 2, 2024, of which 78% are male and 22% are female. As of March 1, 2025, approximately 351, or approximately 8%, of our employees are covered by collective bargaining agreements.

Based on the most recent information available from our latest filing with the U.S. Equal Employment Opportunity Commission, our U.S employees had the following race and ethnicity demographics:

Employee Demographic	Percent of Total
White	66%
Hispanic / Latinx	20%
Black / African American	7%
Asian	5%
Multiracial, Native American, Native Hawaiian, and Pacific Islander	2%

Competition for qualified employees in the markets and industries in which we operate is significant, and our success depends on the ability to attract, select, develop and retain a productive and engaged workforce. Investing in our employees and their well-being, offering competitive compensation and benefits, promoting diversity and inclusion, and adopting positive human capital management practices are critical components of our corporate strategy.

Health, Wellness and Safety

The safety of our employees is integral to our Company. Providing a safe and secure work environment is one of our highest priorities and we devote significant time and resources to workplace safety. Our safety programs are designed to comply with stringent regulatory requirements and to meet or exceed best practices in our industry. This commitment requires focus and dedication to fundamental aspects of our business to minimize the risk of accidents, injury, and exposure to health hazards.

In fiscal 2025, we continued to improve our enterprise-wide health and safety program which centralizes oversight of workplace safety and actively shares best practices across our business. Our Apogee Safety Council meets regularly to review facility-level performance, maintain our policies, and provide short and long-term plans to achieve our ambition of achieving an incident rate of zero.

We utilize a safety culture assessment process along with safety compliance audits to monitor safety programs within our businesses and regularly share best practices. These annual assessments and audits provide suggestions for continuous improvement in safety programs and measure employee engagement. In addition, the programs encourage the development of a proactive, inter-dependent safety culture in which leadership and employees interact to ensure safety is viewed as everyone's responsibility. Our leadership team and Board of Directors are briefed regularly on our health and safety performance metrics.

We offer comprehensive health and wellness programs for our employees. In addition to standard health programs, including medical insurance and preventive care, we have a variety of resources available to employees relating to physical and mental wellness. We also conduct employee engagement surveys at the site level annually to hear directly from our employees with respect to what we are doing well, in addition to areas where they may need additional support.

Diversity and Equal Opportunity

We strive to promote a workplace where each employee's abilities are recognized, respected, and utilized to further our goals. Our aim is to create an environment where people feel included as a part of a team because of their diversity of outlooks, perspectives, and characteristics, and have an equal opportunity to add value to our Company. We work to create a culture of inclusion, reduce bias in our talent practices, and invest in and engage with our communities. We conduct diversity and Code of Business Ethics and Conduct trainings with employees and managers annually to define our expectations on creating an inclusive and diverse workplace, where all individuals feel respected and part of a team regardless of their race, national origin, ethnicity, gender, age, religion, disability, sexual orientation or gender identity.

Talent Management and Development

Our talent management program is focused on developing employees and leaders to meet our evolving needs. Employees are able to track and manage their growth through a performance management system and managers actively engage with their employees to provide coaching and feedback, identify training and development opportunities to improve performance in the employee's current role, and to position the employee for future growth. Training and development opportunities include new-hire training, job specific training, stretch assignments, and safety training. We also offer leadership development opportunities, along with technical training for engineers, designers and sales staff. In addition, we offer an education assistance program in which certain eligible employees receive tuition reimbursement to help defray the costs associated with their continuing education. Our executive leadership and Human Resources teams regularly conduct talent reviews and succession planning to assist with meeting critical talent and leadership needs.

International Sales

Information regarding export and international sales is included in Item 8, Financial Statements and Supplementary Data, within Note 16 of our Consolidated Financial Statements.

Available Information

Our internet address is www.apog.com. Through a link to a third-party content provider, our website provides free access to our Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q, Current Reports on Form 8-K and, if applicable, amendments to those reports filed or furnished pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended (the Exchange Act), as soon as reasonably practicable after electronic filing such material with, or furnishing it to, the Securities and Exchange Commission (SEC). These reports are also available on the SEC's website at www.sec.gov. Also available on our website are various corporate governance documents, including our Code of Business Ethics and Conduct, Corporate Governance Guidelines, and charters for the Audit, Compensation, and Nominating and Corporate Governance Committees of the Board of Directors (the Board).

INFORMATION ABOUT OUR EXECUTIVE OFFICERS

Name	Age	Positions with Apogee Enterprises and Past Experience
Ty R. Silberhorn	57	Chief Executive Officer (CEO) of the Company since January 2021. Prior to joining the Company, Mr. Silberhorn worked for 3M, a diversified global manufacturer and technology company, most recently serving as Senior Vice President of 3M's Transformation, Technologies and Services from April 2019 through December 2020. Prior to this position and since 2001, he held several 3M global business unit leadership roles, serving as Vice President and General Manager for divisions within Safety & Industrial, Transportation & Electronics, and the Consumer business groups.
Matthew Osberg	49	Executive Vice President and Chief Financial Officer of the Company since April 2023. Prior to joining the Company, Mr. Osberg served as Chief Financial Officer at Helen of Troy Limited, a global consumer products company. Previously, Mr. Osberg worked in finance roles at Best Buy Co., Inc. and Ernst & Young LLP.
Raelyn Trende	49	Executive Vice President and Chief Human Resources Officer since July 2024. Ms. Trende joined the Company from Medtronic where she served as Vice President of Global Talent Acquisition, Human Resources Technology, Analytics, and Project Management Office. Prior to Medtronic, Ms. Trende was Senior Vice President of Human Resources for OptumHealth, a subsidiary of UnitedHealth Group. In addition, Ms. Trende served in several human resources leadership roles at Target Corporation and Cargill.
Meghan M. Elliott	48	Vice President, Chief Legal Officer, and Secretary of the Company since June 2020. Prior to this role, Ms. Elliott served as Assistant General Counsel for the Company since 2014. Prior to joining the Company, Ms. Elliott was a partner with Lindquist & Vennum, PLLP (n/k/a Ballard Spahr LLP).
Nick C. Longman	53	President of Apogee's Architectural Metals Segment since October 2023. Prior to this role, Mr. Longman served as President of Apogee's Architectural Glass segment from June 2021 to October 2023. Prior to joining the Company, Mr. Longman served as Chief Executive Officer and Chief Operating Officer for Harvey Building Products, a manufacturer of windows, doors and accessory products, from March 2018 to November 2020 and in various functional and business leadership roles at Colfax Fluid Handling, a diversified technology company, from 2012 to 2018.
Troy R. Johnson	51	President of Apogee's Architectural Services Segment since March 2020. Prior to this role, Mr. Johnson served in several leadership roles in the Architectural Services Segment.
Brent C. Jewell	51	President of Apogee's Architectural Glass Segment since October 2023. Prior to this role, Mr. Jewell served as President of Apogee's Architectural Metals Segment from August 2019 to October 2023, and as Senior Vice President, Business Development and Strategy for the Company from May 2018 to August 2019. Prior to joining the Company, Mr. Jewell served in multiple Senior leadership positions at Valspar, a developer, manufacturer and distributor of paints and coatings, from 2010 to 2017.
Veena Lakkundi	56	President of Apogee's Performance Surfaces Segment since January 2025. Prior to joining the Company, Ms. Lakkundi served as Senior Vice President, Strategy and Corporate Development at Rockwell Automation, a global leader in industrial automation and digital transformation. Previously, Ms. Lakkundi served at Senior Vice President and Chief Strategy Officer at 3M Company along with other key leadership positions across 3M.

ITEM 1A. RISK FACTORS

Our business faces many risks. Any of the risks discussed below, or elsewhere in this Form 10-K or our other filings with the Securities and Exchange Commission, could have a material adverse impact on our business, financial condition or operating results.

Market and Industry Risks
North American and global economic and industry-related business conditions materially adversely affect our sales and results of operations
Architectural Metals, Architectural Services, Architectural Glass, and a portion of our Performance Surfaces Segment are influenced by North American economic conditions and the cyclical nature of the North American non-residential construction industry. The non-residential construction industry is impacted by macroeconomic trends, such as availability of credit, employment levels, consumer confidence, interest rates and commodity prices. In addition, changes in architectural design trends, demographic trends, and/or remote work trends could impact demand for our products and services. To the extent changes in these factors negatively impact the overall non-residential construction industry, our business, operating results and financial condition could be significantly adversely impacted.

A significant portion of our Performance Surfaces Segment primarily depends on the strength of the U.S. retail custom picture framing industry. This industry is heavily influenced by consumer confidence and the conditions of the U.S. economy. A decline in consumer confidence, whether as a result of an economic slowdown, uncertainty regarding the future or other factors, could materially and adversely reflect the operating results of the segment.

Global instability and uncertainty arising from events outside of our control, such as significant natural disasters, political crises, public health crises, and/or other catastrophic events could materially adversely affect our results of operations
Natural disasters, political crises, public health crises, and other catastrophic events or other events outside of our control, may negatively impact our facilities or the facilities of third parties on which we depend, have broader adverse impacts on the non-residential construction market, consumer confidence and spending, and/or impact both the well-being of our employees and our ability to operate our facilities. These types of disruptions or other events outside of our control could affect our business negatively, cause delays or cancellation of non-residential construction projects or cause us to temporarily close our facilities, harming our operating results. In addition, if any of our facilities, including our manufacturing, finishing or distribution facilities, or the facilities of our suppliers, third-party service providers, or customers, is affected by natural disasters, political crises, public health crises, or other catastrophic events or events outside of our control, our business and operating results could be materially impacted.

New competitors or specific actions of our existing competitors could materially harm our business
We operate in competitive industries in which the actions of our existing competitors or new competitors could result in loss of customers and/or market share. Changes in our competitors' products, prices or services could negatively impact our share of demand and our operating results.

Our customer concentration in the Performance Surfaces Segment creates a significant risk for product sale declines
The Performance Surfaces Segment is highly dependent on a relatively small number of customers for its sales, while working to grow in new markets and with new customers. Accordingly, loss of a significant customer, or a significant reduction in pricing for one or more of those customers could materially reduce the segment's operating results.

Strategic Risks
We could be unable to effectively manage and implement our enterprise strategy, which could have a material adverse effect on our business, financial condition, and results of operations
Our strategy includes differentiating our product and service offerings, shifting our business mix toward higher growth and operating margin products and services, driving higher return on invested capital performance, and moving to a more centralized operating model. Execution of this strategy require additional investments of time and resources and could fail to achieve the desired results. For example, we may be unable to increase our sales and earnings by differentiating our product and service offerings in a cost-effective manner. We may fail to accurately predict future customer needs and preferences, and thus focus on the wrong business mix. Our centralized operating system may not produce the desired operating efficiencies.

Risks related to acquisitions, divestitures and restructuring programs could adversely affect our operating results
We continue to look for strategic business opportunities to drive long-term growth and operating efficiencies, which may include acquisitions, divestitures and/or restructuring plans. We frequently evaluate our brand and product portfolios and may consider acquisitions that complement our business or divestitures of businesses that we no longer believe to be an appropriate strategic fit.

As we consider and execute acquisitions, we may incur risks in integrating operations, technologies, products, and employees; we may fail to realize expected revenue growth and cost synergies from integration initiatives; we would likely increase debt levels to finance an acquisition; we may not fully anticipate changes in cash flows or other market-based assumptions or conditions that cause the value of acquired assets to fall below book value, requiring impairment of intangible assets including goodwill; we may identify contingent liabilities subsequent to closing an acquisition; and we may be entering markets in which we have no or limited experience.

As we consider and execute future divestitures, we may be exposed to risks associated with our ability to find appropriate buyers; difficulties in executing transactions on favorable terms; separating divested business operations with minimal impact to our remaining operations; incur write-offs and impairment charges; and we may have challenges effectively managing any transition service arrangements.

As we consider and execute restructuring plans, we may be exposed to risks associated with successfully completing the initiative in a timely manner, or at all; advancing our business strategy as expected; accurately predicting costs; realizing anticipated cost savings, efficiencies, synergies, financial targets and other benefits; and we may experience the loss of key employees and/or reduced employee morale and productivity.

Any acquisition, divestiture or restructuring plan, if not favorably executed by management, could have a material adverse effect on our operating results and/or financial condition.

Operational Risks

Loss of key personnel and inability to source sufficient labor could adversely affect our operating results
The loss of our CEO or any of our key senior executives could have a material adverse effect on our business, operating results and financial condition, particularly if we are unable to hire and integrate suitable replacements on a timely basis. Further, as our business evolves, we may have changes in our senior management team. If we are unable to attract or retain the right individuals for the team, it could hinder our ability to efficiently execute our business, and could disrupt our operations or otherwise have a material adverse effect on our business.

Additionally, an important aspect of our success depends on the skills of construction project managers and other key technical personnel, and our ability to secure sufficient manufacturing and installation labor. In recent years, low U.S. unemployment has caused increased competition for experienced construction project managers and other labor. If we are unable to retain existing employees, provide a safe and healthy working environment, and/or recruit and train additional employees with the requisite skills and experience, our operating results could be adversely impacted.

If we are unable to manage our supply and distribution chains effectively our results of operations will be negatively affected
Our Architectural Metal and Architectural Services Segments use aluminum as a significant input to their products. Our operating results in those two segments could be negatively impacted by supply chain disruptions and adverse price movements in the market for raw aluminum. In recent years, we have seen increased volatility in the price of aluminum that we purchase from both domestic and international sources. Due to our Architectural Metals and Architectural Services Segments presence in Canada, we have significant cross-border activity, as our Canadian businesses purchase inputs from U.S.-based suppliers and sell to U.S.-based customers. A significant change in U.S. trade policy with Canada could, therefore, have an adverse impact on our operating results.

Our Architectural Glass and Performance Surfaces Segments use raw glass as a significant input to their products. Increases in demand for raw glass may lead to lower supply or higher costs to acquire. Failure to acquire a sufficient supply of raw glass on terms as favorable as current terms could negatively impact our operating results.

Our suppliers are subject to the fluctuations in general economic cycles. Global economic conditions and trade policies may impact their ability to operate their businesses. They may also be impacted by the increasing costs or availability of raw materials, labor and distribution, resulting in demands for less attractive contract terms or an inability for them to meet our requirements or conduct their own businesses. The performance and financial condition of one or more suppliers may cause us to alter our business terms or to cease doing business with a particular supplier or suppliers, or change our sourcing practices generally, which could in turn adversely affect our business and financial condition. If we encounter problems with distribution, our ability to deliver our products to market could be adversely affected. Our operations are vulnerable to interruptions in the event of work stoppages, whether due to public health concerns, labor disputes or shortages, and natural disasters that may affect our distribution and transportation to job sites. Moreover, our distribution system includes computer-controlled and automated equipment, which may be subject to a number of risks related to data and system security or computer viruses, the proper operation of software and hardware, power interruptions or other system failures. If we encounter problems with our distribution systems, our ability to meet customer and consumer expectations, manage inventory, manage transportation-related costs, complete sales and achieve operating efficiencies could be adversely affected.

Project management and installation issues could adversely affect our operating results
Some of our segments are occasionally awarded fixed-price contracts that do not include escalation clauses on material and labor costs. These bids are required before all aspects of a construction project are known. An underestimate in the amount of labor required and/or cost of materials for a project; a change in the timing of the delivery of product; system design errors; difficulties or errors in execution; or significant project delays, caused by us or other trades, could result in failure to achieve the expected results. Any one or more of such issues could result in losses on individual contracts that could negatively impact our operating results.

Difficulties in maintaining our information technology systems, and potential cybersecurity threats, could negatively affect our operating results and/or our reputation
Our operations are dependent upon various information technology systems that are used to process, transmit and store electronic information and data, and to manage or support our manufacturing operations and a variety of other business processes and activities, some of which are managed by third parties. We could encounter difficulties in maintaining our existing systems, developing and implementing new systems, or integrating information technology systems across our business units. Such difficulties could lead to disruption in business operations and/or significant additional expenses that could adversely affect our results.

Additionally, our information technology and Internet based systems, and those of our third-party service providers, are subject to disruption and data loss due to natural disasters, power losses, unauthorized access, telecommunication failures and cyber-attacks of increasing frequency and sophistication. These systems have in the past been, and may in the future be, subject to cyber-attacks and other attempts to gain unauthorized access, breach, damage, disrupt or otherwise compromise such systems, none of which have been material to us in the last three fiscal years. The occurrence of any of these events could adversely affect our reputation and could result in the compromise of confidential information, litigation, manipulation and loss of data and intellectual property, regulatory action, production downtimes, disruption in availability of financial data, misrepresentation of information via digital media, and increased costs and operational consequences of implementing further data protection systems.

Our security measures may also be breached in the future as a result of employee error, failure to implement appropriate processes and procedures, advances in computer and software capabilities and encryption technology, new tools and discoveries, malfeasance, third-party action, including cyber-attacks or other international misconduct by computer hackers or otherwise. Additionally, we may have heightened cybersecurity, information security and operational risks as a result of work-from-home arrangements. Our workforce operates with a combination of remote work and flexible work schedules opening us up for cybersecurity threats and potential breaches as a result of increased employee usage of networks other than company-managed networks. This could result in one or more third-parties obtaining unauthorized access to our customer or supplier data or our internal data, including personally identifiable information, intellectual property and other confidential business information. Third-parties may also attempt to fraudulently induce employees into disclosing sensitive information such as user names, passwords or other information in order to gain access to customer or supplier data or our internal data, including intellectual property, financial, and other confidential business information.

We believe our mitigation measures reduce, but cannot eliminate, the risk of a cyber incident; however, there can be no assurance that our existing and planned precautions of backup systems, regular data backups, security protocols and other procedures will be adequate to prevent significant damage, system failure or data loss and the same is true for our partners, vendors and other third parties on which we rely. While we maintain cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. Because techniques used to obtain unauthorized access or sabotage systems change frequently and generally are not identified until they are launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative or mitigation measures. Though it is difficult to determine what harm may directly result from any specific interruption or breach, any failure to maintain performance, reliability, security and availability of our network infrastructure or otherwise maintain the confidentiality, security, and integrity of data that we store or otherwise maintain on behalf of third-parties may harm our reputation and our employee and customer relationships. If such unauthorized disclosure or access does occur, we may be required to notify our customers, employees or those persons whose information was improperly used, disclosed or accessed. We may also be subject to claims of breach of contract for such use or disclosure, investigation and penalties by regulatory authorities and potential claims by persons whose information was improperly used or disclosed. We could also become the subject of regulatory action or litigation from our customers, employees, suppliers, service providers, and shareholders, which could damage our reputation, require significant expenditures of capital and other resources, and cause us to lose business. Additionally, an unauthorized disclosure or use of information could cause interruptions in our operations and might require us to spend significant management time and other resources investigating the event and dealing with local and federal law enforcement. Regardless of the merits and ultimate outcome of these matters, we may be required to devote time and expense to their resolution.

In addition, the number of data security incidents has increased regulatory and industry focus on security requirements and heightened data security industry practices. New regulation, evolving industry standards, and the interpretation of both, may cause us to incur additional expense in complying with any new data security requirements. As a result, the failure to maintain the integrity of and protect customer or supplier data or our confidential internal data could have a material adverse effect on our business, operating results and financial condition.

Legislative, Regulatory and Tax Risks
Changes in trade policies may result in increased costs and could adversely affect our operating results
The impact of geopolitical tensions, including the potential implementation of more restrictive trade policies, higher tariffs or the renegotiation of existing trade agreements in the U.S. or countries where we sell our products and services or procure products, could have a material adverse effect on our business. In particular, political or trade disputes, or future phases of trade negotiations with Canada that could lead to the imposition of tariffs or other trade actions could require us to take action to mitigate those effects. We may be unable to pass through additional tariff costs to our customers through price increases, and may be unable to secure adequate alternative sources of supply. Our inability to offset higher tariff costs could have a material adverse effect on our operating results, profitability, customer relationships and future cash flow.

Violations of legal and regulatory compliance requirements, including environmental laws, and changes in existing legal and regulatory requirements, may have a negative impact on our business and results of operations
We are subject to a legal and regulatory framework imposed under federal and state laws and regulatory agencies, including

laws and regulations that apply specifically to U.S. public companies and laws and regulations applicable to our manufacturing and construction site operations. Our efforts to comply with evolving laws, regulations, and reporting standards, including climate-related regulations, may increase our general and administrative expenses, divert management time and attention, or limit our operational flexibility, all of which could have a material adverse effect on our business, financial position, and results of operations. Additionally, new laws, rules, and regulations, or changes to existing laws or their interpretations, could create added legal and compliance costs and uncertainty for us.

We use hazardous materials in our manufacturing operations, and have air and water emissions that require controls. Accordingly, we are also subject to federal, state, local and foreign environmental laws and regulations, including those governing the storage and use of hazardous materials and disposal of wastes. A violation of such laws and regulations, or a release of such substances, may expose us to various claims, including claims by third parties, as well as remediation costs and fines.

Product quality issues and product liability claims could adversely affect our operating results
We manufacture and/or install a significant portion of our products based on the specific requirements of each customer. We believe that future orders of our products or services will depend on our ability to maintain the performance, reliability, quality and timely delivery standards required by our customers. We have in the past, and are currently, subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products, and there is no certainty we will prevail on these claims. If our products have performance, reliability or quality problems, or products are installed using incompatible glazing materials or installed improperly (by us or a customer), we may experience additional warranty and other expenses; reduced or canceled orders; higher manufacturing or installation costs; or delays in the collection of accounts receivable. Additionally, product liability and warranty claims, including relating to the performance, reliability or quality of our products and services, could result in costly and time-consuming litigation that could require significant time and attention of management and involve significant monetary damages that could negatively impact our operating results. There is also no assurance that the number and value of product liability and warranty claims will not increase as compared to historical claim rates, or that our warranty reserve at any particular time is sufficient. No assurance can be given that coverage under insurance policies, if applicable, will be adequate to cover future product liability claims against us. If we are unable to recover on insurance claims, in whole or in part, or if we exhaust our available insurance coverage at some point in the future, then we might be forced to expend our own funds on legal fees and settlement or judgment costs, which could negatively impact our profitability, results of operations, cash flows and financial condition.

Our judgments regarding the accounting for tax positions and the resolution of tax disputes, as well as any changes in tax legislation may impact our net earnings and cash flow
Significant judgment is required to determine our effective tax rate and evaluate our tax positions. We provide for uncertain tax positions when such tax positions do not meet the recognition thresholds or measurement criteria prescribed by applicable accounting standards. Fluctuations in federal, state, local and foreign taxes or a change to uncertain tax positions, including related interest and penalties, may impact our effective tax rate and financial results. Additionally, we are subject to audits in the various taxing jurisdictions in which we conduct business. In cases where audits are conducted and issues are raised, a number of years may elapse before such issues are finally resolved. Unfavorable resolution of any tax matter could increase the effective tax rate, which could have an adverse effect on our operating results and cash flow. The impact of future tax legislation in the U.S. or abroad is always uncertain. Changes in such laws could adversely impact our effective income tax rate.

Financial Risks
Results can differ significantly from our expectations and the expectations of analysts, which could have an adverse effect on the market price of our common stock
From time to time, we may provide financial projections to our shareholders, lenders, investment community, and other stakeholders. Our projections are based on management's best estimate utilizing prevailing business and economic conditions as well as other relevant information available at the time. These projections are highly subjective and are based upon a variety of factors that could change materially over time. As a result, our future actual results could vary materially from our projections which could have an adverse impact on the market price of our common stock.

Changes in macroeconomic factors may negatively impact our profitability
Rising interest rates, inflation, and higher input costs, could reduce the demand for our products and services and impact our profitability. Higher interest rates make it more expensive for our customers to finance construction projects, and as a result, may reduce the number of projects available to us and the demand for our products and services, and also increase the interest expenses associated with our borrowings. Cost inflation, including significant cost increases for freight, aluminum, glass, paint, wood-based and other materials used in our operations, has impacted, and could continue to impact, our profitability. Furthermore, in some of our segments, we operate on contracts wherein we bear part or all of the risk of inflation on materials costs and the cost of installation services. Our ability to mitigate these costs, or recover the cost increases through price increases, may lag the cost increases, which could negatively impact our margins.

We may experience further impairment of our goodwill, indefinite- and definite-lived intangible assets and long-lived assets, in the future, which could adversely impact our financial condition and results of operations

Our assets include a significant amount of goodwill, indefinite- and definite-lived intangible assets and long-lived assets. We evaluate goodwill and indefinite-lived intangible assets for impairment annually in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that the carrying value of a reporting unit may not be recoverable. We evaluate definite-lived intangible assets and long-lived assets for impairment if events or changes in circumstances indicate that the carrying value of the long-lived asset may not be recoverable. The assessment of impairment involves significant judgment and projections about future performance.

Based on our annual impairment valuation analysis performed in the fourth quarter of fiscal 2025, we incurred $7.6 million of pre-tax impairment charges related to indefinite-lived intangibles in the Architectural Metals Segment as a result of strategic branding changes. Additionally, as a result of a publicly announced restructuring plan in the fourth quarter of fiscal 2024, we incurred $6.2 million of pre-tax impairment charges related to property, plant and equipment and operating lease right-of-use assets.

The discounted cash flow projections and revenue projections used in our annual impairment valuation analysis are dependent upon achieving forecasted levels of revenue and profitability. If revenue or profitability were to fall below forecasted levels, or if market conditions were to decline in a material or sustained manner, impairment could be indicated and we could incur a non-cash impairment expense that would negatively impact our financial condition and results of operations.

Failure to maintain effective internal controls over financial reporting could adversely impact our ability to timely and accurately report financial results and comply with our reporting obligations, which could materially affect our business

Regardless of how internal financial reporting control systems are designed, implemented, and enforced, they cannot ensure with absolute certainty that our internal control objectives will be met in every instance. Because of the inherent limitations of all such systems, our internal controls over financial reporting may not always prevent or detect misstatements. Failure to maintain effective internal control over financial reporting could adversely affect our ability to accurately and timely report financial results, to prevent or detect fraud, or to comply with the requirements of the SEC or the Sarbanes-Oxley Act of 2002, which could necessitate a restatement of our financial statements, and/or result in an investigation, or the imposition of sanctions, by regulators. Such failure could additionally expose us to litigation and/or reputational harm, impair our ability to obtain financing, or increase the cost of any financing we obtain. All of these impacts could adversely affect the price of our common stock and our business overall.

Our liquidity or cost of capital may be materially adversely affected by constraints or changes in the capital and credit markets, interest rates and limitations under our financing arrangements

We need sufficient sources of liquidity to fund our working capital requirements, service our outstanding indebtedness and finance business opportunities. Without sufficient liquidity, we could be forced to curtail our operations, or we may not be able to pursue business opportunities. The principal sources of our liquidity are funds generated from operating activities, available cash, credit facilities, and other debt arrangements. If our sources of liquidity do not satisfy our requirements, we may need to seek additional financing. The future availability of financing will depend on a variety of factors, such as economic and market conditions, the regulatory environment for banks and other financial institutions, the availability of credit and our reputation with potential lenders. These factors could materially adversely affect our liquidity, costs of borrowing and our ability to pursue business opportunities or grow our business. We may also assume or incur additional debt, including secured debt, in the future in connection with, or to fund, future acquisitions or for other operating needs.

ITEM 1B. UNRESOLVED STAFF COMMENTS

None.

ITEM 1C. CYBERSECURITY

Risk Management and Strategy

We recognize the critical importance of maintaining the confidentiality, integrity and availability of our information systems and data, and of effectively assessing, identifying and managing cybersecurity and related risks. Our cybersecurity risk management program is integrated into our Enterprise Risk Management framework and utilizes a holistic approach to addressing cybersecurity risk. It is supported by our employees, cybersecurity team, senior management, the Enterprise Risk Management committee, and our Board of Directors (Board). The underlying controls for the cybersecurity risk management program are based on recognized best practices and standards for cybersecurity and information technology, including the National Institute of Standards and Technology and the Center for Internet Security Benchmark.

Our cybersecurity risk management program includes an incident response plan for evaluation, response and reporting of cybersecurity incidents, including notification of the Board and third parties, as appropriate. Under the plan, a Cybersecurity

Intake Team, which is comprised of the Chief Information Officer (CIO), Senior Director of Information Security (SDIS) and other executive management, is responsible for a materiality assessment of cybersecurity incidents, taking into consideration both quantitative and qualitative factors, and subject to ongoing monitoring and escalation based on materiality.

Third party vendors and suppliers also play a role in our cybersecurity risk management program. In circumstances where such third parties will access our systems and data, our SDIS participates in the vendor management process, including the review of contractual requirements and contractually imposing obligations on the vendor to report cybersecurity incidents to us so that we can assess the impact.

In addition to the incident response plan and vendor management process, our cybersecurity risk management program includes:
- an information technology and cybersecurity training program, and ongoing employee testing to evaluate the effectiveness of quarterly internal training and awareness communications;
- external advisors to assist with cybersecurity risk assessment, including third-party monitoring of the Company's systems, external network penetration testing, and yearly cyber event preparedness exercises;
- development of strategies to mitigate cyber risks; and,
- crisis management, business continuity, and disaster recovery plans.

We have not encountered cybersecurity incidents or identified risks from cybersecurity threats that have had a material adverse effect or are reasonably likely to have a material effect on our business strategy, operations or financial condition.

Notwithstanding the efforts we take to manage our cybersecurity risk, we may not be successful in preventing or mitigating a cybersecurity incident that could have a material adverse effect on us. While the Company maintains cybersecurity insurance, the costs related to cybersecurity threats or disruptions may not be fully insured. See Item 1A. "Risk Factors" for a discussion of cybersecurity risks.

Governance

Management's Role in Managing Risk

Within our organization, our CIO, who reports to our CEO, oversees cybersecurity. Our SDIS reports to our CIO and is generally responsible for management of cybersecurity risk and the protection and defense of our network and systems, including the development and management of policies and processes to identify, contain, and investigate potential incidents and ensure recovery therefrom. Our SDIS has over 15 years of experience managing information technology and cybersecurity matters in multiple industries. The SDIS maintains Certified Information Systems Security Professional and Certified Information Security Manager certifications and holds a degree in information technology management.

Board's Role in Oversight

Our Board oversees our cybersecurity risk management program, and includes cybersecurity as part of the assessment of the Company's overall Enterprise Risk Management program. At least twice per year, and more frequently, if necessary, our CIO updates our Board on the Company's cyber risk profile and the steps taken by management to mitigate those risks. In the event of a material cybersecurity incident, the Board would receive prompt and timely information regarding the incident, as well as ongoing updates regarding such incident until it has been addressed. Cybersecurity-related risks are included in the Enterprise Risk Management committee's evaluation of top risks to the enterprise, which are also presented to the Board and executive management twice per year.

ITEM 2. PROPERTIES

The following table lists, by segment, the Company's principal physical properties as of March 1, 2025. We believe these properties are generally in good operating condition, suitable for their respective uses and adequate for our current needs as our business is presently conducted.

Property Location	Owned/ Leased	Function
Architectural Metals Segment		
Wausau, WI	Owned	Manufacturing/Administrative
Reed City, MI	Owned	Manufacturing
Mesquite, TX	Leased	Manufacturing
Monett, MO	Owned	Manufacturing/Warehouse/Administrative
Toronto, ON Canada	Leased	Manufacturing/Warehouse/Administrative
Architectural Services Segment		
Minneapolis, MN	Leased	Administrative
West Chester, OH	Leased	Manufacturing
Mesquite, TX	Leased	Manufacturing
Brampton, ON Canada	Leased	Manufacturing/Warehouse/Administrative
Architectural Glass Segment		
Owatonna, MN	Owned	Manufacturing/Administrative
Performance Surfaces Segment		
McCook, IL	Leased	Manufacturing/Warehouse/Administrative
Faribault, MN	Owned	Manufacturing/Administrative
Louisville, KY	Leased	Manufacturing/Administrative
Other		
Minneapolis, MN	Leased	Administrative

ITEM 3. LEGAL PROCEEDINGS

The Company is a party to various legal proceedings incidental to its normal operating activities. In particular, like others in the construction supply and services industry, the Company is routinely involved in various disputes and claims arising out of construction projects, sometimes involving significant monetary damages or product replacement. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products.

In December 2022, the claimant in an arbitration of one such claim was awarded $20 million by an arbitration panel. The claimant then sought to confirm this award in Los Angeles Superior Court in March 2023. In response, the Company moved to vacate the award. Later in March 2023, the Superior Court confirmed the award, which the Company appealed in June 2023. The appeal was argued before the California Court of Appeals, Second Appellate District, Division Seven, on March 7, 2025. The California Court of Appeals confirmed the judgment of the Superior Court on March 25, 2025. The Company paid the final arbitration award, including accrued post-judgment interest, in the amount of $24.7 million, on April 7, 2025. As a result of the judgment by the Superior Court, the Company recorded expense of $9.4 million, which represents the impact of the award amount net of existing reserves and estimated insurance proceeds. This impact was recorded in cost of goods sold in the fourth quarter of fiscal 2025.

The Company is also subject to litigation arising out of areas such as employment practices, workers compensation and general liability matters. Although it is very difficult to accurately predict the outcome of any such proceedings, facts currently available indicate that no matters will result in losses that would have a material adverse effect on the results of operations, cash flows or financial condition of the Company.

ITEM 4. MINE SAFETY DISCLOSURES

Not applicable.

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS AND ISSUER PURCHASES OF EQUITY SECURITIES

Market Information

Our common stock is traded on The Nasdaq Stock Market under the ticker symbol "APOG". As of April 4, 2025, there were 1,032 shareholders of record and 22,627 shareholders for whom securities firms acted as nominees.

Dividends

Quarterly, the Board of Directors evaluates declaring dividends based on operating results, available funds and the Company's financial condition. Cash dividends have been paid each quarter since 1974. The chart below shows quarterly and annual cumulative cash dividends per share for the past two fiscal years.

Fiscal Year	First	Second	Third	Fourth	Total
2025	$ 0.2500	$ 0.2500	$ 0.2500	$ 0.2600	$ 1.0100
2024	0.2400	0.2400	0.2400	0.2500	0.9700

Purchases of Equity Securities by the Company

The following table provides information with respect to purchases made by the Company of its own stock during the fourth quarter of fiscal 2025:

Period	Total Number of Shares Purchased (a)	Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs (b)	Maximum Number of Shares that May Yet Be Purchased under the Plans or Programs (b)
December 1, 2024 through December 28, 2024	260	$ 71.73	—	2,731,910
December 29, 2024 through January 25, 2025	545,181	55.04	545,117	2,186,793
January 26, 2025 through March 1, 2025	2,896	52.98	—	2,186,793
Total	548,337	$ 58.70	545,117	2,186,793

(a) The shares in this column represent the total number of shares that were surrendered by plan participants to satisfy withholding tax obligations related to share-based compensation and the total number of shares that were repurchased pursuant to our publicly announced repurchase program.

(b) In fiscal 2004, announced on April 10, 2003, the Board of Directors authorized the repurchase of 1,500,000 shares of Company stock. The Board increased the authorization by 750,000 shares, announced on January 24, 2008; by 1,000,000 shares on each of the announcement dates of October 8, 2008, January 13, 2016, January 9, 2018, January 14, 2020, October 7, 2021 and June 22, 2022; and by 2,000,000 shares, announced on October 3, 2018, January 14, 2022 and October 6, 2023. The repurchase program does not have an expiration date.

Comparative Stock Performance

The graph below compares the cumulative total shareholder return on a $100 investment in our common stock for the last five fiscal years with the cumulative total return on a $100 investment in the Russell 2000 Index, a broad equity market index, and the S&P 600 Industrials Index. Effective as of February 26, 2023, the Company changed industry indexes, from the S&P Small Cap 600 Growth Index to the S&P 600 Industrials Index. We believe that the S&P 600 Industrials Index is the best available published industry index, composed of companies with similar market capitalization and a mix of GICS classifications that reasonably reflect our diverse business activities, although most of our direct competitors in our various business units are either privately owned or are divisions of larger, publicly owned companies. The graph assumes an investment at the close of trading on February 29, 2020, and also assumes the reinvestment of all dividends.



Comparative Stock Performance
Five-Year Cumulative Total Return
February 29, 2020 to March 1, 2025

	2020	2021	2022	2023	2024	2025
Apogee	$ 100.00	$ 127.65	$ 158.44	$ 162.99	$ 207.19	$ 176.84
S&P 600 Industrials	100.00	143.70	146.23	158.76	195.04	210.66
Russell 2000 Index	100.00	151.00	141.49	135.97	150.14	160.18
S&P SmallCap 600 Growth Index	100.00	146.85	144.50	133.20	147.87	153.24

ITEM 6. [RESERVED]

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following Management's Discussion and Analysis of Financial Condition and Results of Operations is intended to assist the reader in understanding our financial condition and results of operations, including an evaluation of the amounts and certainty of cash flows from operations and from outside sources, and is provided as a supplement to and should be read in conjunction with the consolidated financial statements and related notes in Item 8. Financial Statements and Supplementary Data in this Form 10-K. Refer to Item 7, Management's Discussion and Analysis of Financial Condition and Results of Operations, in our Form 10-K for the fiscal year ended March 2, 2024, for discussion of the results of operations for the year ended March 2, 2024, compared to the year ended February 25, 2023, which is incorporated by reference herein.

We have included in this report measures of financial performance that are not defined by GAAP. We believe that these measures provide useful information and include these measures in other communications to investors. For each of these non-GAAP financial measures, we provide a reconciliation of the differences between the non-GAAP measure and the most directly comparable GAAP measure, (see "Reconciliation of Non-GAAP Financial Measures" in this Item 7 below), and an explanation of why we believe the non-GAAP measure provides useful information to management and investors. These non-GAAP measures should be viewed in addition to, and not in lieu of, the comparable GAAP measure. Adjusted net earnings and adjusted earnings per diluted share (adjusted diluted EPS) are supplemental non-GAAP financial measures provided by the Company to assess performance on a more comparable basis from period-to-period by excluding amounts that management does not consider part of core operating results. Management uses these non-GAAP measures to evaluate the Company's historical and prospective financial performance, measure operational profitability on a consistent basis, as a factor in determining executive compensation, and to provide enhanced transparency to the investment community.

Overview

We are a leading provider of architectural products and services for enclosing buildings, and high-performance coating products used in applications for preservation, protection and enhanced viewing.

During the fourth quarter of fiscal 2025, we changed the names of two reportable segments to better reflect our product offerings and capabilities. The previously named Architectural Framing Systems Segment is now referred to as the Architectural Metals Segment. The previously named Large-Scale Optical Segment is now referred to as the Performance Surfaces Segment. The remaining two segments, Architectural Services Segment and Architectural Glass Segment remain unchanged. As part of these changes, there were no changes to the products or brands included within each of the reportable segments.

In the fourth quarter of fiscal 2024, the Company announced strategic actions to streamline its business operations, enable a more efficient cost model, and better position the Company for profitable growth (referred to as "Project Fortify"). During the fourth quarter of fiscal 2024, the Company incurred $12.4 million of pre-tax charges related to Project Fortify, of which $5.5 million is included in cost of sales and $6.9 million is included in selling, general, and administrative (SG&A) expenses. During fiscal 2025, the Company incurred $4.3 million of pre-tax charges related to Project Fortify, of which $2.5 million is included in cost of sales and $1.8 million is included in SG&A expenses. The Company completed Project Fortify during the fourth quarter of fiscal 2025, incurring a total of $16.7 million and delivering estimated annualized cost savings of approximately $14 million.

On April 23, 2025, we announced an extension of Project Fortify ("Project Fortify Phase 2" or "Phase 2") to drive further cost efficiencies, primarily in the Architectural Metals and Architectural Services Segments. Phase 2 will focus on further optimizing our operating footprint and aligning resources to enable a more effective operating model. We expect the actions of Phase 2 to incur approximately $24 million to $26 million of pre-tax charges of which approximately $8 million are expected to be non-cash charges. Phase 2 is expected to deliver annualized pre-tax cost savings of approximately $13 million to $15 million. We expect the actions associated with Phase 2 to be substantially completed by the end of the fourth quarter of fiscal 2026. See Note 18 for additional information.

During the third quarter of fiscal 2025, we acquired UW Solutions for $240.9 million. UW Solutions is a U.S. based, vertically integrated manufacturer of high-performance coated substrates, differentiated by its proprietary formulations and coating application processes. The business serves a broad range of customers in attractive end markets, including building products for distribution centers and manufacturing facilities, as well as premium products for the graphic arts market. See Note 17 for additional information.

As a result of a March 2025 appellate court decision confirming a December 2022 arbitration award, the Company paid the arbitration award, including accrued post-judgment interest, in the amount of $24.7 million, on April 7, 2025. As a result of the decision, we recorded expense of $9.4 million, which represents the impact of the award amount net of existing reserves and estimated insurance proceeds. This impact was recorded in cost of goods sold in the fourth quarter of fiscal 2025.

Results of Operations

The following tables provide various components of our operations for fiscal years 2025, 2024 and 2023, in U.S. dollar amounts and percentages reflecting annual changes in such amounts and as a percentage of net sales in each fiscal year.

Our fiscal year ends on the Saturday closest to the last day of February. Fiscal 2025 and fiscal 2023 each consisted of 52 weeks, while fiscal 2024 consisted of 53 weeks.

				% Change	
(Dollars in thousands)	2025	2024	2023	2025 vs. 2024	2024 vs. 2023
Net sales	$1,360,994	$1,416,942	$1,440,696	(3.9)%	(1.6)%
Cost of sales	1,001,101	1,049,814	1,105,423	(4.6)%	(5.0)%
Gross profit	359,893	367,128	335,273	(2.0)%	9.5 %
Selling, general and administrative expenses	241,783	233,295	209,485	3.6 %	11.4 %
Operating income	118,110	133,833	125,788	(11.7)%	6.4 %
Interest expense, net	6,159	6,669	7,660	(7.6)%	(12.9)%
Other (income) expense, net	(623)	(2,089)	1,507	N/M	N/M
Earnings before income taxes	112,574	129,253	116,621	(12.9)%	10.8 %
Income tax expense	27,522	29,640	12,514	(7.1)%	136.9 %
Net earnings	$ 85,052	$ 99,613	$ 104,107	(14.6)%	(4.3)%
Diluted earnings per share	$ 3.89	$ 4.51	$ 4.64	(13.7)%	(2.8)%

N/M - Indicates calculation is not meaningful

(Percentage of net sales)	2025	2024	2023
Net sales	100.0 %	100.0 %	100.0 %
Cost of sales	73.6	74.1	76.7
Gross profit	26.4	25.9	23.3
Selling, general and administrative expenses	17.8	16.5	14.5
Operating income	8.7	9.4	8.7
Interest expense, net	0.5	0.5	0.5
Other (income) expense, net	—	(0.1)	0.1
Earnings before income taxes	8.3	9.1	8.1
Income tax expense	2.0	2.1	0.9
Net earnings	6.2 %	7.0 %	7.2 %
Effective income tax rate	24.4 %	22.9 %	10.7 %

The following table summarizes the impact that different items had on our net sales for fiscal 2025. All net sales for fiscal 2024 were organic.

(In thousands, except percentages)	Architectural Metals	Architectural Services	Architectural Glass	Performance Surfaces	Intersegment eliminations	Consolidated
Fiscal 2024 net sales	$ 601,736	$ 378,422	$ 378,449	$ 99,223	$ (40,888)	$ 1,416,942
Organic business [1]	(66,113)	50,332	(49,124)	(6,835)	12,512	(59,228)
Impact of 53rd week [2]	(10,914)	(8,893)	(7,128)	(2,241)	472	(28,704)
Acquisition [3]	—	—	—	31,984	—	31,984
Fiscal 2025 net sales	$ 524,709	$ 419,861	$ 322,197	$ 122,131	$ (27,904)	$ 1,360,994
Total net sales growth (decline)	(12.8)%	11.0 %	(14.9)%	23.1 %	(31.8)%	(3.9)%
Organic business [1]	(11.0)%	13.3 %	(13.0)%	(6.9)%	(30.6)%	(4.2)%
Impact of 53rd week [2]	(1.8)%	(2.4)%	(1.9)%	(2.3)%	(1.2)%	(2.0)%
Acquisition [3]	— %	— %	— %	32.2 %	— %	2.3 %

(1) Organic business includes net sales associated with acquired product lines or businesses that occur after the first twelve months from the date the product line or business is acquired and net sales from internally developed product lines or businesses.

(2) Amount is estimated based on average weekly net sales of the final month of the period.

(3) On November 4, 2024, we completed the acquisition of UW Solutions. For additional information see Note 17 to the accompanying consolidated financial statements.

Comparison of Fiscal 2025 to Fiscal 2024

- Consolidated net sales were $1.36 billion compared to $1.42 billion, a decrease of 3.9%, primarily reflecting the unfavorable impact of the additional week in the prior year of approximately $28.7 million or 2.0%, and lower volume, primarily in Architectural Metals and Architectural Glass. These items were partially offset by net sales growth in Architectural Services, and a $32.0 million inorganic sales contribution from the acquisition of UW Solutions.

- Gross margin increased to 26.4% of net sales, compared to 25.9%. The gross margin improvement was primarily driven by a more favorable mix of projects and the net favorable impact of cumulative catch-up adjustments for changes in profitability estimates of long-term contracts in Architectural Services, and lower quality and insurance-related costs, as well as lower restructuring costs from Project Fortify. These items were partially offset by $9.4 million of expense related to an arbitration award, as well as unfavorable sales leverage impact of lower volume, higher lease costs, and $1.7 million of acquisition-related expenses.

- SG&A expense increased $8.5 million to 17.8% of net sales, compared to 16.5% of net sales. The increase in SG&A as a percentage of net sales was primarily due to the impact of $8.6 million of acquisition-related expenses, impairment charges of $7.6 million, higher amortization expense and the unfavorable sales leverage impact of lower volume partially offset by lower restructuring charges, lower bad debt expense, and lower long-term incentive costs.

- Operating income was $118.1 million and operating margin declined to 8.7%. The decline operating margin was primarily due to the unfavorable sales leverage impact of lower volume, $10.3 million of acquisition-related expenses, $9.4 million of expense related to an arbitration award, and $7.6 million impairment charges related to strategic rebranding. These items were partially offset by a more favorable mix of projects and the net favorable impact of cumulative catch-up adjustments for changes in profitability estimates of long-term contracts in Architectural Services, lower quality and insurance-related costs, lower bad debt expense, and lower restructuring charges from Project Fortify of $8.1 million. Adjusted operating income grew 2.4% to $149.8 million, and adjusted operating margin improved to 11.0%.

- Interest expense, net was $6.2 million, compared to $6.7 million, primarily driven by increased interest income from higher average levels of invested cash, partially offset by the impact of the write-off of unamortized financing fees of $0.5 million related to our previous credit facility.

- Other income was $0.6 million, compared to $2.1 million. The lower income in fiscal 2025 was primarily due pre-tax gain related to a New Markets Tax Credit of $4.7 million, partially offset by the unfavorable impact of an investment market valuation adjustment, both recognized in the prior year period.

- Income tax expense as a percentage of earnings before income tax was 24.4%, compared to 22.9% for fiscal 2024. The increase in the effective tax rate was primarily due to an increase in tax expense for discrete items.

- Diluted EPS was $3.89, compared to $4.51 driven by lower operating income, lower other income, and a higher effective tax rate. Adjusted diluted EPS grew 4.2% to $4.97.

Segment Analysis

(Dollars in thousands)	2025	2024	2023	% Change 2025 vs. 2024	% Change 2024 vs. 2023
Segment net sales					
Architectural Metals	$ 524,709	$ 601,736	$ 649,778	(12.8)%	(7.4)%
Architectural Services	419,861	378,422	410,627	11.0 %	(7.8)%
Architectural Glass	322,197	378,449	316,554	(14.9)%	19.6 %
Performance Surfaces	122,131	99,223	104,215	23.1 %	(4.8)%
Intersegment eliminations	(27,904)	(40,888)	(40,478)	(31.8)%	1.0 %
Net sales	$1,360,994	$1,416,942	$1,440,696	(3.9)%	(1.6)%
Segment operating income (loss)					
Architectural Metals	$ 42,466	$ 64,833	$ 81,875	(34.5)%	(20.8)%
Architectural Services	30,046	11,840	18,140	153.8 %	(34.7)%
Architectural Glass	59,274	68,046	28,610	(12.9)%	137.8 %
Performance Surfaces	19,611	24,233	25,348	(19.1)%	(4.4)%
Corporate and Other	(33,287)	(35,119)	(28,185)	(5.2)%	24.6 %
Operating income	$ 118,110	$ 133,833	$ 125,788	(11.7)%	6.4 %
Segment operating margin					
Architectural Metals	8.1 %	10.8 %	12.6 %		
Architectural Services	7.2 %	3.1 %	4.4 %		
Architectural Glass	18.4 %	18.0 %	9.0 %		
Performance Surfaces	16.1 %	24.4 %	24.3 %		
Corporate and other	N/M	N/M	N/M		
Operating margin	8.7 %	9.4 %	8.7 %		

Segment net sales is defined as net sales for a certain segment and includes revenue related to intersegment transactions. We report net sales intersegment eliminations separately to exclude these sales from our consolidated total. Segment operating income is equal to net sales, less cost of goods sold, and SG&A. Segment operating income includes operating income related to intersegment sales transactions and excludes certain corporate costs that are not allocated at a segment level. We report these unallocated corporate costs separately in Corporate and other. Operating income does not include other income or expense, interest expense or a provision for income taxes.

Architectural Metals

Comparison of Fiscal 2025 to Fiscal 2024
- Net sales were $524.7 million, compared to $601.7 million. The decline in net sales was primarily driven by reduced volume due to exiting certain lower-margin product lines as part of Project Fortify and lower end market demand, the impact of one less week of net sales in the current year, and a less favorable product mix.

- Operating income was $42.5 million, or 8.1% of net sales, compared to $64.8 million, or 10.8% of net sales. The decline in operating margin was primarily driven by $7.6 million of impairment charges, the unfavorable sales leverage impact of lower volume and a less favorable product mix, partially offset by favorable material costs, lower short-term incentive costs, lower bad debt expense, lower quality-related expense, and lower restructuring costs. Adjusted operating income was $54.1 million, or 10.3% of net sales, compared to $70.8 million, or 11.8% of net sales.

Architectural Services

Comparison of Fiscal 2025 to Fiscal 2024
- Net sales were $419.9 million, compared to $378.4 million. The increase in net sales was primarily due to increased volume, a more favorable mix of projects and the net favorable impact of cumulative catch-up adjustments for changes in profitability estimates of long-term contracts, partially offset by the impact of one less week of net sales in the current year.

- Operating income was $30.0 million, or 7.2% of net sales, compared to $11.8 million or 3.1% of net sales. The improvement in operating margin was primarily driven by a more favorable mix of projects, the favorable impact of cumulative catch-up adjustments on our longer-term contract estimates of $10.5 million, and lower restructuring charges, partially offset by higher short-term incentive compensation expense and higher lease costs.

- For the years ended March 1, 2025 and March 2, 2024, gross favorable and unfavorable cumulative catch-up adjustments on our longer-term contracts for changes in estimates were as follows:

(in thousands)	2025	2024
Gross favorable adjustments	$ 28,430	$ 19,058
Gross unfavorable adjustments	(12,123)	(13,298)
Net adjustments	$ 16,307	$ 5,760

Architectural Glass

Comparison of Fiscal 2025 to Fiscal 2024
- Net sales were $322.2 million, compared to $378.4 million. The decrease in net sales was primarily driven by lower volume due to lower end-market demand and the impact of one less week of net sales in the current year, partially offset by improved pricing.

- Operating income decreased to $59.3 million, or 18.4% of net sales, compared to $68.0 million, or 18.0% of net sales. The improvement in operating margin was primarily driven by improved pricing, improved productivity, and lower quality-related costs, partially offset by the unfavorable sales leverage impact of lower volume.

Performance Surfaces

Comparison of Fiscal 2025 to Fiscal 2024
- Net sales were $122.1 million, compared to $99.2 million. The increase in net sales was primarily driven by $32.0 million of inorganic sales from UW Solutions, partially offset by lower volume in the retail channel and the impact of one less week of net sales in the current year.

- Operating income was $19.6 million, or 16.1% of net sales, compared to $24.2 million, or 24.4% of net sales. The decline in operating margin was primarily driven by $4.5 million in acquisition-related costs and the sales leverage impact of lower organic volume.

Corporate and Other

Comparison of Fiscal 2025 to Fiscal 2024

- Corporate and Other expense was $33.3 million, compared to $35.1 million. The decrease was primarily due to lower insurance-related costs, lower incentive compensation expense, and lower restructuring costs, partially offset by $9.4 million of expense related to an arbitration award, and $5.8 million in acquisition-related costs.

Backlog

Backlog is an operating measure used by management to assess future potential sales revenue. Backlog is defined as the dollar amount of signed contracts or firm orders, generally as a result of a competitive bidding process, which is expected to be recognized as revenue. Backlog is not a term defined under U.S. GAAP and is not a measure of contract profitability. Backlog should not be used as the sole indicator of future revenue because we have a substantial number of projects with short lead times that book-and-bill within the same reporting period that are not included in backlog.

Architectural Services

As of fiscal 2025 year-end, backlog in the Architectural Services Segment was $720.3 million, compared to $807.8 million at the end of the prior year.

Reconciliations of Non-GAAP Financial Measures

Adjusted operating income, adjusted operating margin, adjusted net earnings, adjusted diluted earnings per share (adjusted diluted EPS), adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA), adjusted EBITDA margin, and adjusted return on invested capital (ROIC) are supplemental non-GAAP financial measures provided by the Company to assess performance on a more comparable basis from period-to-period by excluding amounts that management does not consider part of core operating results. Management uses these non-GAAP measures as noted below:

- We use adjusted operating income, adjusted operating margin, adjusted net earnings, and adjusted diluted EPS to provide meaningful supplemental information about our operating performance by excluding amounts that are not considered part of core operating results to enhance comparability of results from period to period.
- Adjusted EBITDA and adjusted EBITDA margin metrics provide useful information to investors and analysts about our core operating performance.
- Adjusted return on invested capital (ROIC) is defined as adjusted operating income net of tax, divided by average invested capital. We believe this measure is useful in understanding operational performance and capital allocation over time, and it is used as a factor in determining executive compensation.

These non-GAAP measures should be viewed in addition to, and not as an alternative to, the reported financial results of the Company prepared in accordance with GAAP. Other companies may calculate these measures differently, thereby limiting the usefulness of the measures for comparison with other companies.

Reconciliation of Non-GAAP Financial Measures
Adjusted Operating Income and Adjusted Operating Margin
(Unaudited)

	Year Ended March 1, 2025 (52 weeks)					
(In thousands, except percentages)	Architectural Metals	Architectural Services	Architectural Glass	Performance Surfaces	Corporate and other	Consolidated
Operating income	$ 42,466	$ 30,046	$ 59,274	$ 19,611	$ (33,287)	$ 118,110
Acquisition-related costs [(1)]						
Transaction	—	—	—	—	4,424	4,424
Integration	—	—	—	706	1,349	2,055
Backlog amortization	—	—	—	2,340	—	2,340
Inventory step-up	—	—	—	1,483	—	1,483
Total Acquisition-related costs	—	—	—	4,529	5,773	10,302
Restructuring costs [(2)]	4,024	(489)	—	—	788	4,323
Impairment expense [(3)]	7,634	—	—	—	—	7,634
Arbitration award expense [(4)]	—	—	—	—	9,393	9,393
Adjusted operating income	$ 54,124	$ 29,557	$ 59,274	$ 24,140	$ (17,333)	$ 149,762
Operating margin	8.1 %	7.2 %	18.4 %	16.1 %	N/M	8.7 %
Acquisition-related costs [(1)]						
Transaction	— %	— %	— %	— %	N/M	0.3 %
Integration	— %	— %	— %	0.6 %	N/M	0.2 %
Backlog amortization	— %	— %	— %	1.9 %	N/M	0.2 %
Inventory step-up	— %	— %	— %	1.2 %	N/M	0.1 %
Total Acquisition-related costs	—	—	—	3.7 %	N/M	0.8 %
Restructuring costs [(2)]	0.8 %	(0.1)%	— %	— %	N/M	0.3 %
Impairment expense [(3)]	1.5 %	— %	— %	— %	N/M	0.6 %
Arbitration award expense [(4)]	— %	— %	— %	— %	N/M	0.7 %
Adjusted operating margin	10.3 %	7.0 %	18.4 %	19.8 %	N/M	11.0 %

	Year Ended March 2, 2024 (53 weeks)					
	Architectural Metals	Architectural Services	Architectural Glass	Performance Surfaces	Corporate and other	Consolidated
Operating income	$ 64,833	$ 11,840	$ 68,046	$ 24,233	$ (35,119)	$ 133,833
Restructuring costs [(2)]	5,970	2,526	—	—	3,907	12,403
Adjusted operating income	$ 70,803	$ 14,366	$ 68,046	$ 24,233	$ (31,212)	$ 146,236
Operating margin	10.8 %	3.1 %	18.0 %	24.4 %	N/M	9.4 %
Restructuring costs [(2)]	1.0 %	0.7 %	— %	— %	N/M	0.9 %
Adjusted operating margin	11.8 %	3.8 %	18.0 %	24.4 %	N/M	10.3 %

(1) Acquisition-related costs include:
- Transaction costs related to the UW Solutions acquisition.
- Integration costs related to one-time expenses incurred to integrate the UW Solutions acquisition.
- Backlog amortization is related the value attributed to contracting the backlog purchased in the UW Solutions acquisition. These costs were amortized in SG&A over the period that the contracted backlog was shipped.
- Inventory step-up is related to the incremental cost to value inventory acquired as part of the UW Solutions acquisition at fair value. These costs were expensed to cost of goods sold over the period the inventory was sold.

(2) Restructuring charges related to Project Fortify, including $1.1 million of employee termination costs and $3.2 million of other costs incurred in fiscal 2025. Restructuring charges related to Project Fortify, including $6.2 million of asset impairment charges, $5.9 million of employee termination costs and $0.3 million of other costs incurred in fiscal 2024.

(3) Impairment expense for intangible assets in the Architectural Metals Segment.

(4) Expense related to an arbitration award which represent the impact of the award amount net of existing reserves and estimated insurance proceeds.

Reconciliation of Non-GAAP Financial Measures
Adjusted Net Earnings and Adjusted Diluted Earnings Per Share
(Unaudited)

				Diluted per share amounts			
	Year Ended			Year Ended			
(In thousands, except per share amounts)	March 1, 2025 (52 weeks)		March 2, 2024 (53 weeks)		March 1, 2025 (52 weeks)		March 2, 2024 (53 weeks)
Net earnings	$	85,052	$	99,613	$ 3.89	$	4.51
Acquisition-related costs [1]							
Transaction		4,424		—	0.20		—
Integration		2,055		—	0.09		—
Backlog amortization		2,340		—	0.11		—
Inventory step-up		1,483		—	0.07		—
Total Acquisition-related costs		10,302		—	0.47		—
Restructuring costs [2]		4,323		12,403	0.20		0.56
Impairment expense [3]		7,634		—	0.35		—
Arbitration award expense [4]		9,393		—	0.43		—
NMTC Settlement Gain [5]		—		(4,687)	—		(0.21)
Income tax impact on above adjustments [6]		(7,832)		(1,890)	(0.36)		(0.09)
Adjusted net earnings	$	108,872	$	105,439	$ 4.97	$	4.77
Shares outstanding for EPS					21,891		22,091

[1] Acquisition-related costs include:
- Transaction costs related to the UW Solutions acquisition.
- Integration costs related to one-time expenses incurred to integrate the UW Solutions acquisition.
- Backlog amortization is related the value attributed to contracting the backlog purchased in the UW Solutions acquisition. These costs were amortized in SG&A over the period that the contracted backlog was shipped.
- Inventory step-up is related to the incremental cost to value inventory acquired as part of the UW Solutions acquisition at fair value. These costs were expensed to cost of goods sold over the period the inventory was sold.

[2] Restructuring charges related to Project Fortify, including $1.1 million of employee termination costs and $3.2 million of other costs incurred in fiscal 2025. Restructuring charges related to Project Fortify, including $6.2 million of asset impairment charges, $5.9 million of employee termination costs and $0.3 million of other costs incurred in fiscal 2024.

[3] Impairment expense for intangible assets in the Architectural Metals Segment.

[4] Expense related to an arbitration award which represent the impact of the award amount net of existing reserves and estimated insurance proceeds.

[5] Realization of a New Markets Tax Credit (NMTC) benefit during the second quarter of fiscal 2024, which was recorded in other (income) expense, net.

[6] Income tax impact reflects the estimated tax rate for the jurisdictions in which the charge or income occurred.

Reconciliation of Non-GAAP Financial Measures

Adjusted EBITDA and Adjusted EBITDA Margin
(Earnings before interest, taxes, depreciation and amortization)

(Unaudited)

	Year Ended			
	March 1, 2025		March 2, 2024	
(In thousands)	(52 weeks)		(53 weeks)	
Net earnings	$	85,052	$	99,613
Income tax expense		27,522		29,640
Interest expense, net		6,159		6,669
Depreciation and amortization		44,608		41,588
EBITDA	$	163,341	$	177,510
Acquisition-related costs [1]				
Transaction		4,424		—
Integration		2,055		—
Inventory step-up		1,483		—
Total acquisition-related costs		7,962		—
Restructuring costs [2]		4,323		12,403
Impairment expense [3]		7,634		—
Arbitration award expense [4]		9,393		—
NMTC settlement gain [5]		—		(4,687)
Adjusted EBITDA	$	192,653	$	185,226
Adjusted EBITDA Margin		14.2 %		13.1 %

(1) Acquisition-related costs include:
- Transaction costs related to the UW Solutions acquisition.
- Integration costs related to one-time expenses incurred to integrate the UW Solutions acquisition.
- Inventory step-up is related to the incremental cost to value inventory acquired as part of the UW Solutions acquisition at fair value. These costs were expensed to cost of goods sold over the period the inventory was sold.

(2) Restructuring charges related to Project Fortify, including $1.1 million of employee termination costs and $3.2 million of other costs incurred in fiscal 2025. Restructuring charges related to Project Fortify, including $6.2 million of asset impairment charges, $5.9 million of employee termination costs and $0.3 million of other costs incurred in fiscal 2024.

(3) Impairment expense for intangible assets in the Architectural Metals Segment.

(4) Expense related to an arbitration award which represent the impact of the award amount net of existing reserves and estimated insurance proceeds.

(5) Realization of a New Markets Tax Credit (NMTC) benefit during the second quarter of fiscal 2024, which was recorded in other income (expense), net.

<p style="text-align: center">**Reconciliation of Non-GAAP Financial Measures**</p>
<p style="text-align: center">**Adjusted Return on Invested Capital Reconciliation**</p>
<p style="text-align: center">(Unaudited)</p>

	Year Ended	
(In thousands, except percentages)	**March 1, 2025** **(52 weeks)**	**March 2, 2024** **(53 weeks)**
Net earnings	$ 85,052	$ 99,613
Interest expense, net (after tax)	4,619	5,002
Other income, net (after tax)	(467)	(1,567)
Net operating income after taxes	89,204	103,048
Adjustments:		
Acquisition-related costs [1]	10,302	—
Restructuring costs [2]	4,323	12,403
Impairment expense [3]	7,634	—
Arbitration award expense [4]	9,393	—
Total adjustments	$ 31,652	$ 12,403
Income tax impact on adjustments [5]	7,832	3,101
Adjusted net operating income after taxes	$ 113,024	$ 112,350
Average invested capital [6]	$ 757,178	$ 668,555
Return on invested capital (ROIC) [7]	11.8 %	15.4 %
Adjusted ROIC [8]	14.9 %	16.8 %

(1) Acquisition-related costs include:
- Transaction costs related to the UW Solutions acquisition.
- Integration costs related to one-time expenses incurred to integrate the UW Solutions acquisition.
- Backlog amortization is related the value attributed to contracting the backlog purchased in the UW Solutions acquisition. These costs were amortized in SG&A over the period that the contracted backlog was shipped.
- Inventory step-up is related to the incremental cost to value inventory acquired as part of the UW Solutions acquisition at fair value. These costs were expensed to cost of goods sold over the period the inventory was sold.

(2) Restructuring charges related to Project Fortify, including $1.1 million of employee termination costs and $3.2 million of other costs incurred in fiscal 2025. Restructuring charges related to Project Fortify, including $6.2 million of asset impairment charges, $5.9 million of employee termination costs and $0.3 million of other costs incurred in fiscal 2024.

(3) Impairment expense for intangible assets in the Architectural Metals Segment.

(4) Expense related to an arbitration award which represent the impact of the award amount net of existing reserves and estimated insurance proceeds.

(5) Income tax impact reflects the estimated tax rate for the jurisdictions in which the charge or income occurred.

(6) Average invested capital represents a trailing five quarter average of total assets less average current liabilities (excluding current portion long-term debt).

(7) ROIC is calculated by dividing net operating income after taxes by average invested capital.

(8) Adjusted ROIC is calculated by dividing adjusted net operating income after taxes by average invested capital.

Liquidity and Capital Resources

We rely on cash provided by operations for our material cash requirements, including working capital needs, capital expenditures, satisfaction of contractual commitments (including principal and interest payments on our outstanding indebtedness) and shareholder return through dividend payments and share repurchases.

Operating Activities. Net cash provided by operating activities was $125.2 million, compared to $204.2 million. The decrease in net cash provided by operating activities was primarily driven by cash used for working capital.

Investing Activities. Net cash used by investing activities was $265.9 million, compared to $43.7 million. The increase in net cash used by investing activities was primarily related to $232.2 million of cash used for the acquisition of UW Solutions.

Financing Activities. Net cash provided by financing activities was $146.0 million, compared to $144.6 million of net cash used by financing activities. The increase in net cash provided by financing activities was primarily driven by the proceeds of

$250.0 million from the delayed draw term loan utilized to finance the UW Solutions acquisition. We returned $67.1 million of cash to shareholders through share repurchases and dividends, compared to $33.0 million in the prior year.

Additional Liquidity Considerations. We periodically evaluate our liquidity requirements, cash needs and availability of debt resources relative to acquisition plans, significant capital plans, and other working capital needs.

On July 19, 2024, we entered into a Credit Agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, and other lenders. The Credit Agreement provides for an unsecured senior credit facility in an aggregate principal amount of up to $700.0 million, in which commitments were made through a $450.0 million, five-year revolving credit facility and a committed $250.0 million delayed draw term loan facility. Borrowings under the revolving credit facility can be in Canadian dollars (CAD) limited to $25.0 million USD. The term loan facility may be utilized in up to two draw downs, which are available to be made within one year after the closing date. The senior credit facility has a term of five years with a maturity date of July 19, 2029.

The Credit Agreement replaces the previous revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, and other lenders, with maximum borrowings up to $385.0 million, and the two Canadian credit facilities with Bank of Montreal totaling $25.0 million USD.

As a result of the execution of the Credit Agreement, in fiscal 2025, we recognized a loss, within interest expense of $0.5 million for the write-off of unamortized financing fees related to the previous revolving credit facility. Additionally, we capitalized $3.0 million of lender fees and $0.8 million of third-party fees incurred in connection with the Credit Agreement, which were recorded as other non-current assets and will be amortized over the term of the Credit Agreement as interest expense.

The Credit Agreement contains two maintenance financial covenants that require our Consolidated Leverage Ratio (as defined in the Credit Agreement) to be less than 3.50 and our Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) to exceed 3.00. At March 1, 2025, we were in compliance with all covenants as defined under the terms of the Credit Agreement.

The Credit Agreement also contains an acquisition "holiday." In the event we make an acquisition for which the purchase price is greater than $75 million, we can elect to increase the maximum Consolidated Leverage Ratio (as defined in the Credit Agreement) to 4.00 for a period of four consecutive fiscal quarters, commencing with the fiscal quarter in which a qualifying acquisition occurs. No more than two acquisition holidays can occur during the term of the Credit Agreement, and at least two fiscal quarters must separate qualifying acquisitions.

Borrowings under the Credit Agreement bear floating interest at either the Base Rate or Term Secured Overnight Financing Rate (SOFR), or, for CAD borrowings, Canadian Overnight Repo Rate Average (CORRA) plus a margin based on the Consolidated Leverage Ratio (as defined in the Credit Agreement). For Base Rate borrowings, the margin ranges from 0.25% to 0.75%. For Term SOFR and CORRA borrowings, the margin ranges from 1.25% to 1.75%, with an incremental Term SOFR and CORRA adjustment of 0.10% and 0.29547%.

The Credit Agreement also contains an "accordion" provision. Under this provision, we can request that the senior credit facility be increased unlimited additional amounts. Any lender may elect or decline to participate in the requested increase at their sole discretion.

On November 4, 2024, as part of the acquisition of UW Solutions, and for working capital and general corporate purposes, we executed a drawdown against the delayed draw term loan facility for $250.0 million.

Outstanding borrowings under the term loan facility were $215.0 million as of March 1, 2025. Outstanding borrowings under the revolving credit facility were $70.0 million as of March 1, 2025. Outstanding borrowings under the previous revolving credit facility were $50.0 million as of March 2, 2024. We had no outstanding borrowings under the Canadian facilities as of March 2, 2024.

At March 2, 2024, debt included $12.0 million of industrial revenue bonds. We had no outstanding industrial revenue bonds as of March 1, 2025 as in the fourth quarter of fiscal 2025 we paid the remaining balance of these bonds, including principal and interest outstanding, without penalty.

At March 1, 2025, we had a total of $15.0 million of ongoing letters of credit that expire in fiscal year 2026 and reduce borrowing capacity under the revolving credit facility. As of March 1, 2025, the amount available for revolving borrowings was $365.0 million.

We acquire the use of certain assets through operating leases, such as property, manufacturing equipment, vehicles and other equipment. Future payments for such leases, excluding leases with initial terms of one year or less, were $76.9 million at March 1, 2025, with $17.7 million payable within the next 12 months. See Note 8 for further detail surrounding our lease obligations and the timing of expected future payments.

As of March 1, 2025, we had $10.2 million of open purchase obligations, of which payments totaling $7.3 million are expected to become due within the next 12 months. These purchase obligations primarily relate to raw material commitments.

We expect to make contributions of approximately $0.4 million to our defined-benefit pension plans in fiscal 2026, which will equal or exceed our minimum funding requirements.

As of March 1, 2025, we had reserves of $6.0 million and $0.1 million for long-term unrecognized tax benefits and environmental liabilities, respectively. We are unable to reasonably estimate in which future periods the remaining unrecognized tax benefits will ultimately be settled.

We are required, in the ordinary course of business, to provide surety or performance bonds that commit payments to our customers for any non-performance. At March 1, 2025, $394.1 million of our backlog was bonded by performance bonds with a face value of $1.2 billion. These bonds have expiration dates that align with completion of the purchase order or contract. We have never been required to make payments under surety or performance bonds with respect to our existing businesses.

Due to our ability to generate strong cash from operations and our borrowing capability under our committed revolving credit facilities, we believe that our sources of liquidity will be adequate to meet our short-term and long-term liquidity and capital expenditure needs. In addition, we believe we have the ability to obtain both short-term and long-term debt to meet our financing needs, including additional sources of debt to finance potential material acquisitions for the foreseeable future. We also believe we will be able to operate our business so as to continue to be in compliance with our existing debt covenants over the next fiscal year.

We continually review our portfolio of businesses and their assets and how they support our business strategy and performance objectives. As part of this review, we may acquire other businesses, pursue geographic expansion, take actions to manage capacity and further invest in, divest and/or sell parts of our current businesses.

Recently Issued Accounting Pronouncements
See Note 1 for information pertaining to recently issued accounting pronouncements, incorporated herein by reference.

Critical Accounting Policies and Estimates

Our analysis of operations and financial condition is based on our consolidated financial statements prepared in accordance with U.S. GAAP. Preparation of these consolidated financial statements requires us to make estimates and assumptions affecting the reported amounts of assets and liabilities at the date of the consolidated financial statements, reported amounts of revenues and expenses during the reporting period and related disclosures of contingent assets and liabilities. Our estimates are evaluated on an ongoing basis and are drawn from historical experience and other assumptions that we believe to be reasonable under the circumstances. Actual results could differ under other assumptions or circumstances.

We consider the following items in our consolidated financial statements to require significant estimation or judgment.

Revenue recognition

We generate revenue from the design, engineering and fabrication of architectural glass, curtainwall, window, storefront and entrance systems, and from installing those products on non-residential buildings. We also manufacture value-added glass, acrylic, and industrial flooring products. Due to the diverse nature of our operations and various types of contracts with customers, we have businesses that recognize revenue over time and businesses that recognize revenue at a point in time. We believe the most significant areas of estimation and judgment are related to our businesses that recognize revenue using the over-time input method.

Approximately 36% of our total revenue in fiscal 2025 was from longer-term, fixed-price contracts, of which the longer term and most significant contracts are in our Architectural Services Segment. The contracts for this business have a single, bundled performance obligation, as this business generally provides interrelated products and services and integrate these products and services into a combined output specified by the customer. The customer obtains control of this combined output, generally integrated window systems or installed window and curtainwall systems, over time. We measure progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract, and record that proportion of the total contract price as revenue in the period. Contract costs include materials, labor and other direct costs related to contract performance. We believe this method of recognizing revenue is consistent with our progress in satisfying our contract obligations.

Due to the nature of the work required under these long-term contracts, the estimation of total revenue and costs incurred and remaining to complete on a project is subject to many variables and requires significant judgment. It is common for these contracts to contain potential bonuses or penalties which are generally awarded or charged upon certain project milestones or cost or timing targets, and can be based on customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on our assessments of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Long-term contracts are often modified to account for changes in contract specifications and requirements of work to be performed. We consider contract modifications to exist when the modification, generally through a change order, either creates new or changes existing enforceable rights and obligations, and we evaluate these types of modifications to determine whether they may be considered distinct performance obligations. In many cases, these contract modifications are for goods or services that are not distinct from the existing contract, due to the significant integration service provided in the context of the contract. Therefore, these modifications are generally accounted for as part of the existing contract. The effect of a contract modification on the transaction price and our measure of progress is recognized as an adjustment to revenue, generally on a cumulative catch-up basis.

Due to the significant judgments utilized in our revenue recognition on long-term contracts, if subsequent actual results and/or updated assumptions, estimates, or projections were to change from those utilized at March 1, 2025, our results of operations in the future could be materially impacted.

Impairment of goodwill and indefinite-lived intangible assets

Goodwill

We evaluate goodwill for impairment annually on the first day in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable. Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. A reporting unit is an operating segment, or a component of an operating segment, for which discrete financial information is available and is reviewed by segment management on a regular basis. The reporting units for our fiscal

2025 annual impairment test align with our Architectural Metals, Architectural Services, and Architectural Glass reporting segments. The Performance Surfaces reporting segment consists of the Tru Vue and UW Solutions reporting units.

For our fiscal 2025 annual impairment test, we elected to bypass the qualitative assessment process and proceed directly to comparing the fair value of each of our reporting units to carrying value, including goodwill. If fair value exceeds the carrying value, goodwill impairment is not indicated. If the carrying amount of a reporting unit is higher than its estimated fair value, the excess is recognized as an impairment expense.

We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. These projections are discounted using a weighted-average cost of capital, which considers the risk inherent in our projections of future cash flows. We determine the weighted-average cost of capital for this analysis by weighting the required returns on interest-bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure, using published data where possible. We used discount rates that are commensurate with the risks and uncertainties inherent in the respective businesses and in the internally developed forecasts. The market approach uses a multiple of earnings and revenue based on publicly traded companies.

Based on these analyses, estimated fair value exceeded carrying value at all of our reporting units. The discounted cash flow projections used in these analyses are dependent upon achieving forecasted levels of revenue and profitability. If revenue or profitability were to fall below forecasted levels, or if market conditions were to decline in a material or sustained manner, impairment could be indicated at our reporting units and we could incur non-cash impairment expense that would negatively impact our net earnings. For example, keeping all other assumptions constant, a 100 basis point increase in the weighted average cost of capital would cause the estimated fair values of our reporting units to decrease in the range of $13 million to $60 million. In addition, keeping all other assumptions constant, a 100 basis point reduction in the long-term growth rate would cause the estimated fair values of our reporting units to decrease in the range of $14 million to $31 million. Given the amounts by which the fair value exceeds the carrying value for each of our reporting units, the decreases in estimated fair values described above would not have significantly impacted the results of our impairment tests.

Indefinite-lived intangible assets
We have intangible assets for certain acquired trade names and trademarks which we have determined to have indefinite useful lives. We evaluate the reasonableness of the useful lives and test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired.

For our fiscal 2025 annual impairment test, we bypassed a qualitative assessment and performed a quantitative impairment test to compare the fair value of each indefinite-lived intangible asset with its carrying value. If the carrying value of an indefinite-lived intangible asset exceeds its fair value, an impairment expense is recognized in an amount equal to that excess. If an impairment expense is recognized, the adjusted carrying amount becomes the asset's new accounting basis.

Fair value is measured using the relief-from-royalty method. This method assumes the trade name or trademark has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from the asset. This method requires estimation of future revenue from the related asset, the appropriate royalty rate, and the weighted average cost of capital. The assessment of fair value involves significant judgment and projections about future performance. In the fair value analysis, we assumed a discount rate of 12.5%, a royalty rate of 1.5%, and long-term growth rates ranging from 0.0% to 1.5%. Based on our annual analysis, the carrying amount for certain of our trade names exceeded the fair value, indicating impairment of $7.6 million.

We continue to conclude that the useful lives of our remaining indefinite-lived intangible assets are appropriate. If future revenue were to fall below forecasted levels or if market conditions were to decline in a material or sustained manner, impairment could be indicated on these indefinite-lived intangible assets.

Reserves for disputes and claims regarding product liability, warranties and other project-related contingencies
We are subject to claims associated with our products and services, principally as a result of disputes with our customers involving the performance or aesthetics of our products, some of which may be covered under our warranty policies. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products. We also are subject to project management and installation-related contingencies as a result of our fixed-price material supply and installation service contracts, primarily in our Architectural Services Segment and certain of our Architectural Metals businesses. The time period from when a claim is asserted to when it is resolved, either by negotiation, settlement or litigation, can be several years. While we maintain various types of product liability insurance, the insurance policies include significant self-retention of risk in the form of policy deductibles. In addition, certain claims could be determined to be uninsured. We also actively manage the risk of these exposures through contract negotiations and proactive project management.

We reserve estimated exposures on known claims, as well as on a portion of anticipated claims for product warranty and rework costs, based on similar historical product liability claims, as a ratio of sales. We also reserve for estimated exposures on other claims as they are known and reasonably estimable.

Income taxes
We are required to make judgments regarding the potential tax effects of various financial transactions and ongoing operations to estimate our obligation to taxing authorities. These tax obligations include income, real estate, franchise and sales/use taxes. Judgments related to income taxes require the recognition in our financial statements that a tax position is more-likely-than-not to be sustained on audit.

Judgment and estimation is required in developing the provision for income taxes and the reporting of tax-related assets and liabilities and, if necessary, any valuation allowances. The interpretation of tax laws can involve uncertainty, since tax authorities may interpret such laws differently. Actual income tax could vary from estimated amounts and may result in favorable or unfavorable impacts to net income, cash flows and tax-related assets and liabilities. In addition, the effective tax rate may be affected by other changes, including the allocation of property, payroll and revenues between states.

We assess the deferred tax assets for recoverability taking into consideration historical and anticipated earnings levels; the reversal of other existing temporary differences; available net operating losses and tax carryforwards; and available tax planning strategies that could be implemented to realize the deferred tax assets. Based on this assessment, management must evaluate the need for, and amount of, a valuation allowance against the deferred tax assets. As facts and circumstances change, adjustment to the valuation allowance may be required.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

We are exposed to ongoing market risk related to changes in interest rates, foreign currency exchange rates and raw material pricing.

Interest Rate Risk

A rise in interest rates could negatively affect the fair value of our fixed income investments, while serving to provide greater long-term return potential on these investments. To manage our direct risk from changes in market interest rates, we actively monitor the interest-sensitive components of our balance sheet, primarily available-for-sale securities, fixed income securities and debt obligations, and maintain a diversified portfolio in order to minimize the impact of changes in interest rates on net earnings and cash flow. We do not hold any financial instruments for trading purposes. We also hedge a portion of the floating interest rate on our long-term line of credit through two floating-to-fixed interest rate swaps.

The primary measure of interest rate risk is the simulation of net income under different interest rate environments. If interest rates were to increase or decrease over the next 12 months by 200 basis points, net earnings would be impacted by approximately $0.6 million. Our debt exceeded investments at March 1, 2025, so as interest rates increase, net earnings decrease; as interest rates decrease, net earnings increase.

In addition to the market risk related to interest rate changes on our financial instruments, the non-residential construction markets in which our businesses operate are highly affected by changes in interest rates. Increases in interest rates could adversely impact activity in the non-residential construction industry and our operating results.

Foreign Currency Exchange Rate Risk

We are subject to market risk due to changes in the value of foreign currencies in relation to our reporting currency, the U.S. dollar.

We have operations in Canada, Brazil, Belgium, and Australia which primarily transact business in local currencies. We manage these operating activities locally. Revenues, costs, assets and liabilities of these operations are generally denominated in local currencies, thereby mitigating some of the risk associated with changes in foreign exchange rates. However, our consolidated financial results are reported in U.S. dollars. Thus, changes in exchange rates between the Canadian dollar, Brazilian Real, Euro, and Australian dollar versus the U.S. dollar, will impact our reported financial results. From time to time, we enter into forward purchase foreign currency contracts, generally with an original maturity date of less than one year, to hedge foreign currency risk (see Note 4). Sales from our domestic operations are generally denominated in U.S. dollars.

Raw Material Pricing Risk

We are subject to market risk exposure related to volatility in the prices of aluminum and lumber, among other raw materials and supplies used in our end products. A significant amount of our cost of sales relates to materials costs. The commodities markets, which include the aluminum industry, are highly cyclical in nature. As a result, commodity costs can be volatile. Commodity costs are influenced by numerous factors beyond our control, including general economic conditions, the availability of raw materials, competition, labor costs, freight and transportation costs, production costs, tariffs, import duties and other trade restrictions.

We principally manage our exposures to the market fluctuations in the aluminum industry through forward purchase agreements. Although we have the ability to purchase aluminum from a number of suppliers, a production cutback by one or more of our current suppliers could create challenges in meeting delivery schedules to our customers. The prices we offer to our customers are also impacted by changes in commodity costs. We manage the alignment of the cost of our raw materials and the prices offered to customers, and attempt to pass changes to raw material costs through to our customers. To improve our management of commodity costs, we attempt to maintain inventory levels not in excess of our production requirements.

We cannot accurately calculate the pre-tax impact a one percent change in the commodity costs of aluminum and/or lumber would have on our fiscal 2025 operating results, as the change in commodity costs would both impact the cost to purchase materials and the selling prices we offer our customers. The impact to our operating results would significantly depend on the competitive environment and the costs of other alternative products, which could impact our ability to pass commodities costs to our customers.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

Management's Annual Report on Internal Control over Financial Reporting

Management of Apogee Enterprises, Inc. and its subsidiaries (the Company) is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) of the Securities Exchange Act of 1934. The Company's internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (1) pertain to maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of the financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The Company's management assessed the effectiveness of the Company's internal control over financial reporting as of March 1, 2025, using criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) in *Internal Control - Integrated Framework (2013)*.

On November 4, 2024, we completed our acquisition of UW Solutions. In accordance with Securities Exchange Commission guidance permitting a company to exclude an acquired business from management's assessment of the effectiveness of internal control over financial reporting for the year in which the acquisition is completed, we have excluded UW Solutions from our assessment of the effectiveness of internal control over financial reporting as of March 1, 2025. The assets and net sales revenue of UW Solutions that were excluded from our assessment constituted approximately 21.5% and 2.4%, respectively, of the related consolidated financial statement amounts as of and for the year ended March 1, 2025. The scope of management's assessment of the effectiveness of the design and operation of our disclosure controls and procedures as March 1, 2025 includes all of our consolidated operations except for those disclosure controls and procedures of UW Solutions. See Note 17 for additional information regarding the UW Solutions acquisition. Based on our assessment, the Company's management believes that, as of March 1, 2025, the Company's internal control over financial reporting was effective based on those criteria.

Following this report are reports from the Company's independent registered public accounting firm, Deloitte & Touche LLP, on the Company's consolidated financial statements and on the effectiveness of the Company's internal control over financial reporting as of March 1, 2025.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Apogee Enterprises, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of Apogee Enterprises, Inc. and subsidiaries (the "Company") as of March 1, 2025 and March 2, 2024, and the related consolidated results of operations, statements of comprehensive earnings, cash flows, and shareholders' equity, for each of the three years in the period ended March 1, 2025, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of March 1, 2025 and March 2, 2024, and the results of its operations and its cash flows for each of the three years in the period ended March 1, 2025, in conformity with accounting principles generally accepted in the United States of America.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company's internal control over financial reporting as of March 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated April 24, 2025, expressed an unqualified opinion on the Company's internal control over financial reporting.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matter

The critical audit matter communicated below is a matter arising from the current-period audit of the financial statements that was communicated or required to be communicated to the audit committee and that (1) relates to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing separate opinions on the critical audit matter or on the accounts or disclosures to which it relates.

Net Sales — Revenue Recognition for Long-Term Contracts in the Architectural Services Segment — Refer to Notes 1, 2, and 16 to the consolidated financial statements

The Architectural Services Segment, which provides building glass and curtainwall installation services and operates under long-term, fixed-price contracts, accounted for approximately $419.9 million, or 31 percent of total net sales for the year ended March 1, 2025. The contracts for this business typically have a single, bundled performance obligation, as the business generally provides interrelated products and services and integrates these products and services into a combined output specified by the customer. The customer obtains control of this combined output, generally integrated window systems or installed window and curtainwall systems, over time. The Company measures progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract and recording that proportion of the total contract price as revenue.

Given the judgments necessary to estimate total costs and profit for the contract performance obligations used to recognize revenue for long-term, fixed-price contracts in the Architectural Services Segment, auditing such estimates required extensive audit effort due to the complexity of long-term contracts and a high degree of auditor judgment when performing audit procedures and evaluating the results of those procedures.

How the Critical Audit Matter Was Addressed in the Audit

Our audit procedures related to management's estimates of total costs and profit for the contract performance obligations used to recognize revenue for certain long-term contracts in the Architectural Services Segment included, but were not limited to the following:

- We tested the effectiveness of controls over long-term contract revenue, including those over the estimates of total costs and profit for performance obligations.
- We developed an expectation of the amount of total long-term contract revenue based on prior year margins applied to cost of sales in the current year and compared our expectation to the amount of long-term contract revenue ultimately recorded by management.
- We evaluated management's ability to estimate total costs and profit by comparing actual costs and profit to management's historical estimates for performance obligations that have been fulfilled.
- We selected a sample of long-term contracts from the contract portfolio and performed the following procedures:
  - Evaluated whether the long-term contracts were properly included in management's calculation of long-term contract revenue based on the terms and conditions of each contract, including whether continuous transfer of control to the customer occurred as progress was made toward fulfillment of the performance obligations.
  - Compared the transaction prices to the consideration expected to be received based on current rights and obligations under the long-term contracts and any modifications that were agreed upon with the customers.
  - Tested management's identification of distinct performance obligations by evaluating whether the underlying services are highly interdependent and interrelated.
  - Tested the accuracy and completeness of the costs incurred to date for the performance obligations.
  - Tested the mathematical accuracy of management's calculation of long-term contract revenue for the performance obligation.
- Evaluated the estimates of total cost and profit for the performance obligations by:
  - Comparing costs incurred to date to the costs management estimated to be incurred to date.
  - Evaluating management's ability to achieve the estimates of total cost and profit by performing corroborating inquiries with the Company's project managers and engineers, and comparing the estimates to management's work plans, engineering specifications, and supplier contracts.

/s/ Deloitte & Touche LLP

Minneapolis, MN
April 24, 2025

We have served as the Company's auditor since fiscal 2003.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the shareholders and the Board of Directors of
Apogee Enterprises, Inc.

Opinion on Internal Control over Financial Reporting

We have audited the internal control over financial reporting of Apogee Enterprises, Inc. and subsidiaries (the "Company") as of March 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 1, 2025, based on criteria established in *Internal Control — Integrated Framework (2013)* issued by COSO.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the consolidated financial statements as of and for the year ended March 1, 2025, of the Company and our report dated April 24, 2025, expressed an unqualified opinion on those financial statements.

As described in Management's Annual Report on Internal Control over Financial Reporting, management excluded from its assessment the internal control over financial reporting at UW Solutions, which was acquired on November 4, 2024, and whose financial statements constitute approximately 21.5% and 2.4% of assets and net sales revenue, respectively, of the consolidated financial statement amounts as of and for the year ended March 1, 2025. Accordingly, our audit did not include the internal control over financial reporting at UW Solutions.

Basis for Opinion

The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management's Annual Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Deloitte & Touche LLP

Minneapolis, MN
April 24, 2025

CONSOLIDATED BALANCE SHEETS

(In thousands, except per share data)		**March 1, 2025**		**March 2, 2024**
Assets				
Current assets				
Cash and cash equivalents	$	41,448	$	37,216
Receivables, net		185,590		173,557
Inventories, net		92,305		69,240
Contract assets		71,842		49,502
Other current assets		50,919		29,124
Total current assets		442,104		358,639
Property, plant and equipment, net		268,139		244,216
Operating lease right-of-use assets		62,314		40,221
Goodwill		235,775		129,182
Intangible assets, net		128,417		66,114
Other non-current assets		38,520		45,692
Total assets	$	1,175,269	$	884,064
Liabilities and Shareholders' Equity				
Current liabilities				
Accounts payable	$	98,804	$	84,755
Accrued compensation and benefits		48,510		53,801
Contract liabilities		35,193		34,755
Operating lease liabilities		15,290		12,286
Other current liabilities		87,659		59,108
Total current liabilities		285,456		244,705
Long-term debt		285,000		62,000
Non-current operating lease liabilities		51,632		31,907
Non-current self-insurance reserves		30,382		30,552
Other non-current liabilities		34,901		43,875
Commitments and contingent liabilities (Note 10)				
Shareholders' equity				
Junior preferred stock of $1.00 par value; authorized 200,000 shares; zero issued and outstanding		—		—
Common stock of $0.33-1/3 par value; authorized 50,000,000 shares; issued and outstanding 21,417,631 and 22,089,265 shares, respectively		7,139		7,363
Additional paid-in capital		156,075		152,818
Retained earnings		359,976		340,375
Accumulated other comprehensive loss		(35,292)		(29,531)
Total shareholders' equity		487,898		471,025
Total liabilities and shareholders' equity	$	1,175,269	$	884,064

See accompanying notes to consolidated financial statements.

CONSOLIDATED RESULTS OF OPERATIONS

		Year-Ended				
		March 1, 2025		**March 2, 2024**		**February 25, 2023**
(In thousands, except per share data)		**(52 weeks)**		**(53 weeks)**		**(52 weeks)**
Net sales	$	1,360,994	$	1,416,942	$	1,440,696
Cost of sales		1,001,101		1,049,814		1,105,423
Gross profit		359,893		367,128		335,273
Selling, general and administrative expenses		241,783		233,295		209,485
Operating income		118,110		133,833		125,788
Interest expense, net		6,159		6,669		7,660
Other (income) expense, net		(623)		(2,089)		1,507
Earnings before income taxes		112,574		129,253		116,621
Income tax expense		27,522		29,640		12,514
Net earnings	$	85,052	$	99,613	$	104,107
Basic earnings per share	$	3.91	$	4.55	$	4.73
Diluted earnings per share	$	3.89	$	4.51	$	4.64
Weighted average basic shares outstanding		21,726		21,871		22,007
Weighted average diluted shares outstanding		21,891		22,091		22,416

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE EARNINGS

(In thousands)		Year-Ended				
		March 1, 2025 (52 weeks)		March 2, 2024 (53 weeks)		February 25, 2023 (52 weeks)
Net earnings	$	85,052	$	99,613	$	104,107
Other comprehensive (loss) earnings:						
Unrealized gain (loss) on marketable securities, net of $49, $59 and $(131) of tax expense (benefit), respectively		184		222		(492)
Unrealized loss on derivative instruments, net of $(135), $(22) and $(672) of tax benefit, respectively		(442)		(72)		(2,205)
Unrealized gain on pension obligation, net of $23, $261 and $222 of tax expense, respectively		79		857		726
Foreign currency translation adjustments		(5,582)		1,018		(3,345)
Other comprehensive (loss) earnings		(5,761)		2,025		(5,316)
Total comprehensive earnings	$	79,291	$	101,638	$	98,791

See accompanying notes to consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year-Ended		
	March 1, 2025	**March 2, 2024**	**February 25, 2023**
(In thousands)	**(52 weeks)**	**(53 weeks)**	**(52 weeks)**
Operating Activities			
Net earnings	$ 85,052	$ 99,613	$ 104,107
Adjustments to reconcile net earnings to net cash provided by operating activities:			
Depreciation and amortization	44,608	41,588	42,403
Share-based compensation	10,725	9,721	8,656
Deferred income taxes	3,836	(9,748)	(7,185)
Asset impairment on property, plant and equipment	—	6,195	—
Loss (gain) on disposal of property, plant and equipment	408	826	(3,815)
Impairment on intangible assets	7,634	—	—
Proceeds from New Markets Tax Credit transaction, net of deferred costs	—	—	18,390
Settlement of New Markets Tax Credit transaction	—	(4,687)	(19,523)
Non-cash lease expense	13,749	11,721	11,878
Other, net	(1,247)	4,615	5,399
Changes in operating assets and liabilities:			
Receivables	(508)	23,993	(62,304)
Inventories	(5,810)	9,366	1,731
Contract assets	(22,625)	9,880	(3,380)
Accounts payable	9,595	(2,655)	(5,491)
Accrued compensation and benefits	(11,793)	2,102	(1,810)
Contract liabilities	598	6,590	20,952
Operating lease liability	(12,703)	(12,632)	(12,149)
Accrued income taxes	(5,120)	6,523	(6,976)
Other current assets and liabilities	8,763	1,143	11,813
Net cash provided by operating activities	125,162	204,154	102,696
Investing Activities			
Capital expenditures	(35,593)	(43,180)	(45,177)
Proceeds from sales of property, plant and equipment	693	293	7,755
Purchases of marketable securities	(2,394)	(2,953)	—
Sales/maturities of marketable securities	3,570	2,165	9,712
Acquisition of business, net of cash acquired	(232,169)	—	—
Net cash used in investing activities	(265,893)	(43,675)	(27,710)
Financing Activities			
Proceeds from revolving credit facilities	77,201	196,964	485,879
Repayment on revolving credit facilities	(57,201)	(304,817)	(327,865)
Proceeds from term loans	250,000	—	—
Repayment of debt	(47,000)	—	(151,000)
Payments of debt issuance costs	(3,798)	—	—
Repurchase of common stock	(45,364)	(11,821)	(74,312)
Dividends paid	(21,737)	(21,133)	(19,670)
Other, net	(6,052)	(3,800)	(4,055)
Net cash provided by (used in) financing activities	146,049	(144,607)	(91,023)
Effect of exchange rates on cash	(1,086)	(129)	(73)
Increase in cash, cash equivalents and restricted cash	4,232	15,743	(16,110)
Cash, cash equivalents and restricted cash at beginning of period	37,216	21,473	37,583
Cash and cash equivalents at end of period	$ 41,448	$ 37,216	$ 21,473
Non-cash Activity			
Capital expenditures in accounts payable	$ 3,313	$ 3,588	$ 2,909

See accompanying notes to consolidated financial statements.

Consolidated Statements of Shareholders' Equity

(In thousands, except per share data)	Common Shares Outstanding	Common Stock at Par Value		Additional Paid-In Capital		Retained Earnings		Accumulated Other Comprehensive (Loss) Income		Total Shareholders' Equity	
Balance at February 26, 2022	**23,701**	**$**	**7,901**	**$**	**149,713**	**$**	**254,825**	**$**	**(26,240)**	**$**	**386,199**
Net earnings	—		—		—		104,107		—		104,107
Other comprehensive income, net of tax	—		—		—		—		(5,316)		(5,316)
Issuance of stock, net of cancellations	113		37		153		35		—		225
Share-based compensation	—		—		8,656		—		—		8,656
Exercise of stock options	36		12		(954)		—		—		(942)
Share repurchases	(1,571)		(524)		(10,350)		(63,438)		—		(74,312)
Other share retirements	(55)		(18)		(402)		(2,119)		—		(2,539)
Cash dividends ($0.9000 per share)	—		—		—		(19,670)		—		(19,670)
Balance at February 25, 2023	**22,224**	**$**	**7,408**	**$**	**146,816**	**$**	**273,740**	**$**	**(31,556)**	**$**	**396,408**
Net earnings	—		—		—		99,613		—		99,613
Other comprehensive income, net of tax	—		—		—		—		2,025		2,025
Issuance of stock, net of cancellations	171		58		(150)		(40)		—		(132)
Share-based compensation	—		—		9,721		—		—		9,721
Exercise of stock options	25		8		(840)		—		—		(832)
Share repurchases	(280)		(93)		(1,989)		(9,739)		—		(11,821)
Other share retirements	(51)		(18)		(740)		(2,066)		—		(2,824)
Cash dividends ($0.9700 per share)	—		—		—		(21,133)		—		(21,133)
Balance at March 2, 2024	**22,089**	**$**	**7,363**	**$**	**152,818**	**$**	**340,375**	**$**	**(29,531)**	**$**	**471,025**
Net earnings	—		—		—		85,052		—		85,052
Other comprehensive income, net of tax	—		—		—		—		(5,761)		(5,761)
Issuance of stock, net of cancellations	214		71		(312)		241		—		—
Share-based compensation	—		—		10,725		—		—		10,725
Share repurchases	(787)		(263)		(6,415)		(38,686)		—		(45,364)
Other share retirements	(98)		(32)		(741)		(5,269)		—		(6,042)
Cash dividends ($1.0100 per share)	—		—		—		(21,737)		—		(21,737)
Balance at March 1, 2025	**21,418**	**$**	**7,139**	**$**	**156,075**	**$**	**359,976**	**$**	**(35,292)**	**$**	**487,898**

See accompanying notes to consolidated financial statements.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies and Related Data

Basis of consolidation

The consolidated financial statements include the balances of Apogee Enterprises, Inc. and its subsidiaries (Apogee, we, us, our or the Company) after elimination of intercompany balances and transactions. We consolidate variable interest entities related to our New Markets Tax Credit transactions as it has been determined that the Company is the primary beneficiary of those entities' operations (refer to Note 10 for more information).

Fiscal year

Our fiscal year ends on the Saturday closest to the last day of February. Fiscal 2025 and fiscal 2023 each consisted of 52 weeks, while fiscal 2024 consisted of 53 weeks.

Accounting estimates

The preparation of the consolidated financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts in the consolidated financial statements and accompanying notes. Actual results could differ significantly from those estimates.

Cash equivalents

Highly liquid investments with an original maturity of three months or less are included in cash equivalents and are stated at cost, which approximates fair value.

Restricted cash

Cash held that is specifically dedicated to fund each capital project related to our New Markets Tax Credit transactions.

Marketable securities

To the extent the amortized cost basis of the available-for-sale securities exceeds the fair value, we assess the debt securities for credit loss. When assessing the risk of credit loss, we consider factors such as the severity and the reason of the decline in value, including any changes to the rating of the security by a rating agency or other adverse conditions specifically related to the security, and management's intended holding period and time horizon for selling. During fiscal 2025, 2024, and 2023, the Company did not recognize any credit losses related to its available-for-sale securities. Further, as of March 1, 2025 and March 2, 2024, the Company did not record an allowance for credit losses related to its available-for-sale securities. Marketable securities are included in other current and non-current assets on the consolidated balance sheets and gross realized gains and losses are included in other (income) expense, net in our consolidated results of operations.

Inventories

Inventories, which consist primarily of purchased glass and aluminum, are valued at lower of cost or net realizable value using the first-in, first-out (FIFO) method.

Property, plant and equipment

Property, plant and equipment (PP&E) is recorded at cost. Significant improvements and renewals that extend the useful life of the asset are capitalized. Repairs and maintenance items are generally charged to expense when incurred. When an asset is retired or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts and any related gains or losses are included in selling, general and administrative expenses. Long-lived assets to be held and used, such as PP&E, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Depreciation is computed on a straight-line basis, based on estimated useful lives of 10 to 45 years for buildings and improvements; 3 to 15 years for machinery and equipment; and 3 to 10 years for computer and office equipment and furniture.

Impairment of long-lived assets

Long-lived assets or asset groups, including definite-lived intangible assets subject to amortization and property and equipment, are reviewed for impairment whenever events or changes in circumstances such as asset utilization, physical change, legal factors or other matters indicate that the carrying value of those assets may not be recoverable. When this review indicates the carrying value of an asset or asset group exceeds the sum of the undiscounted cash flows expected to result from the use and eventual disposition of the asset or asset group, an asset impairment expense is recognized in earnings in the period such a determination is made. The amount of the impairment expense recorded is the amount by which the carrying value of the impaired asset or asset group exceeds its fair value based on discounted cash flows.

As a result of restructuring plans announced during the fourth quarter of fiscal 2024, asset impairments on property, plant and equipment and leases in the amount of $6.2 million were recorded for the year ended March 2, 2024.

Goodwill and intangible assets

Goodwill

Goodwill represents the excess of the cost over the net tangible and identified intangible assets of acquired businesses. We evaluate goodwill for impairment annually on the first day in our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of the goodwill may not be recoverable.

Evaluating goodwill for impairment involves the determination of the fair value of each reporting unit in which goodwill is recorded using a qualitative or quantitative analysis. A reporting unit is an operating segment or a component of an operating segment for which discrete financial information is available and reviewed by segment management on a regular basis.

During the third quarter of fiscal 2025, we acquired UW Interco, LLC (UW Solutions). As a result, we reassessed our reporting units. The reporting units for our fiscal 2025 annual impairment test align with our reporting segments for Architectural Metals, Architectural Services, and Architectural Glass. The Performance Surfaces reporting segment consists of the Tru Vue and UW Solutions reporting units. No qualitative indicators of impairment were identified during the fourth quarter of fiscal 2025.

We estimate the fair value of a reporting unit using both the income approach and the market approach. The income approach uses a discounted cash flow methodology that involves significant judgment and projections of future performance. Assumptions about future revenues and future operating expenses, capital expenditures and changes in working capital are based on the annual operating plan and other business plans for each reporting unit. These plans take into consideration numerous factors, including historical experience, current and future operational plans, anticipated future economic conditions and growth expectations for the industries and end markets in which we participate. These projections are discounted using a weighted-average cost of capital, which considers the risk inherent in our projections of future cash flows. We determine the weighted-average cost of capital for this analysis by weighting the required returns on interest bearing debt and common equity capital in proportion to their estimated percentages in an expected capital structure, using published data where possible. We used discount rates that are commensurate with the risks and uncertainties inherent in the respective businesses and in the internally developed forecasts. The market approach uses a multiple of earnings and revenue based on guidelines for publicly traded companies.

Intangible assets

We have intangible assets for certain acquired trade names and trademarks which are determined to have indefinite useful lives. We test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired. If the carrying amount of an indefinite-lived intangible asset exceeds its fair value, an impairment expense is recognized in an amount equal to that excess. If an impairment expense is recognized, the adjusted carrying amount becomes the asset's new accounting basis.

Fair value of indefinite-lived intangible assets is measured using the relief-from-royalty method. This method assumes the trade name or trademark has value to the extent that the owner is relieved of the obligation to pay royalties for the benefits received from the asset. This method requires estimation of future revenue from the related asset, the appropriate royalty rate, and the weighted average cost of capital. The assessment of fair value involves significant judgment and projections about future performance. Based on our annual impairment analysis and changes to our branding strategies in the fourth quarter of fiscal 2025, the carrying amount for certain of our trade names exceeded the fair value. As a result, we recorded a non-cash impairment charge of $7.6 million in the fourth quarter of fiscal 2025.

Definite-lived intangible assets are amortized based on estimated useful lives ranging from 18 months to 30 years and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. We use undiscounted cash flows to determine whether impairment exists and measure any impairment loss using discounted cash flows to determine the fair value of long-lived assets.

The estimated useful lives of all intangible assets are reviewed annually, and we have determined that the remaining lives were appropriate. Refer to Note 6 for additional information.

Leases
We have commercially negotiated leases where we recognize a right-of-use asset and lease liability on our consolidated balance sheet at lease commencement for leases with terms greater than twelve months. The initial lease liability is recognized at the present value of remaining lease payments over the lease term. Leases with an initial term of twelve months or less are not recorded on our consolidated balance sheet. We recognize lease expense for operating leases on a straight-line basis over the lease term. We combine lease and non-lease components, such as common area maintenance costs, in calculating the related asset and lease liabilities for all underlying asset groups. Refer to Note 8 for additional information.

Self-Insurance
We obtain commercial insurance to provide coverage for potential losses in areas such as employment practices, workers' compensation, directors and officers, automobile, architect's and engineer's errors and omissions, product rework and general liability. A substantial portion of this risk is retained on a self-insured basis through our wholly-owned insurance subsidiary. We establish a reserve for estimated ultimate losses on reported claims and those incurred but not yet reported utilizing actuarial projections. Reserves are classified within other current liabilities or non-current self-insurance reserves based on expectations of when the estimated loss will be paid.

Additionally, we maintain a self-insurance reserve for health insurance programs offered to eligible employees, included within other current liabilities on the consolidated balance sheets. The reserve includes an estimate for losses on reported claims as well as for amounts incurred but not yet reported, based on historical trends.

Warranty and project-related contingencies
We are subject to claims associated with our products and services, principally as a result of disputes with our customers involving the performance or aesthetics of our architectural products and services. We reserve estimated exposures on known claims, as well as on a portion of anticipated claims for product warranty and rework costs, based on historical product liability claims as a ratio of sales. We also reserve for estimated backcharge exposures or other claims as they are known and reasonably estimable. Reserves are included in other current and non-current liabilities based on the estimated timing of dispute resolution.

Foreign currency
Local currencies are considered the functional currencies for our subsidiaries outside of the United States. Assets and liabilities of these subsidiaries are translated at the exchange rates at the balance sheet date. Income and expense items are translated using average monthly exchange rates. Translation adjustments are included in accumulated other comprehensive loss in the consolidated balance sheets.

Derivatives and hedging activities
We are exposed to, among other risks, the impact of changes in aluminum prices, foreign currency exchange rates, and interest rates in the normal course of business. In order to manage the exposure and volatility arising from these risks, we may utilize derivative financial instruments to offset a portion of these risks. We use derivative financial instruments to hedge identified business risks, and do not hold or issue derivative financial instruments for trading purposes and are not a party to leveraged derivatives.

All derivative instruments within the scope of ASC 815, *Derivatives and Hedging*, are recorded as either assets or liabilities at fair value on the consolidated balance sheets. All hedging instruments that qualify for hedge accounting are designated and effective as hedges with changes recognized in other comprehensive earnings (loss). Instruments that do not qualify for hedge accounting are marked to market with changes recognized directly in net earnings. Cash flows from derivative instruments are classified in the statements of cash flows in the same category as the cash flows from the items subject to designated hedge or undesignated (economic) hedge relationships. Refer to Note 4 for additional information.

Revenue recognition
Our accounting policy for revenue recognition follows ASC 606, *Revenue from Contracts with Customers*. We generate revenue from the design, engineering and fabrication of architectural glass, curtainwall, window, storefront and entrance systems, and from installing those products on non-residential buildings. We also coat and fabricate value-added glass, aluminum, acrylic and medium-density fiberboard products. Due to the diverse nature of our operations and various types of arrangements with customers, we have businesses that recognize revenue at shipment, businesses that recognize revenue following an over-time input method and businesses that recognize revenue following an over-time output method.

Approximately 42% of our fiscal 2025 revenue was recognized at the time products were shipped from our manufacturing facilities, which is when control is transferred to our customer. These businesses do not generate contract-related assets or liabilities. Variable consideration associated with these contracts and orders, generally related to early pay discounts or volume rebates, is not considered significant.

Approximately 36% of our fiscal 2025 revenue was from fixed-price contracts, following an over-time input method. The contracts for these businesses have a single, bundled performance obligation, as these businesses generally provide interrelated products and services and integrate these products and services into a combined output specified by the customer. The customer obtains control of this combined output, generally integrated window systems or installed window and curtainwall systems, over time. We measure progress on these contracts following an input method, by comparing total costs incurred to-date to the total estimated costs for the contract, and record that proportion of the total contract price as revenue in the period. Contract costs include materials, labor and other direct costs related to contract performance. We believe this method of recognizing revenue is consistent with our progress in satisfying our contract obligations.

Due to the nature of the work required under these long-term contracts, the estimation of total revenue and costs incurred throughout a project is subject to many variables and requires significant judgment. It is common for these contracts to contain potential bonuses or penalties which are generally awarded or charged upon certain project milestones or cost or timing targets, and these can be based on customer discretion. We estimate variable consideration at the most likely amount to which we expect to be entitled. We include estimated amounts in the transaction price to the extent that it is probable that a significant reversal of cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is resolved. Our estimates of variable consideration and determination of whether to include estimated amounts in the transaction price are based largely on our assessments of anticipated performance and all information (historical, current and forecasted) that is reasonably available to us.

Long-term contracts are often modified to account for changes in contract specifications and requirements of work to be performed. We consider contract modifications to exist when the modification, generally through a change order, either creates new or changes existing enforceable rights and obligations, and we evaluate these types of modifications to determine whether they may be considered distinct performance obligations. In most cases, these contract modifications are for goods or services that are not distinct from the existing contract, due to the significant integration service provided in the context of the contract. Therefore, these modifications are accounted for as part of the existing contract. The effect of a contract modification on the transaction price and our measure of progress is recognized as an adjustment to revenue, generally on a cumulative catch-up basis.

The net cumulative catch-up adjustments on our longer-term contracts for changes in estimates had the following effect on the respective periods shown:

	Year Ended		
	March 1, 2025	March 2, 2024	February 25, 2023
(in thousands, except earnings per share data)	(52 weeks)	(53 weeks)	(52 weeks)
Operating income	$ 16,307	$ 5,760	$ 13,422
Earnings per share:			
Basic	$ 0.57	$ 0.20	$ 0.46
Diluted	$ 0.56	$ 0.20	$ 0.45

Typically, under these fixed-price contracts, we bill our customers following an agreed-upon schedule based on work performed. Because the progress billings do not generally correspond to our measurement of revenue on a contract, we generate contract assets when we have recognized revenue in excess of the amount billed to the customer. We generate contract liabilities when we have billed the customer in excess of revenue recognized on a contract.

Approximately 22% of our fiscal 2025 revenue was recognized following an over-time output method based upon units produced. The customer is considered to have control over the products at the time of production, as the products are highly customized with no alternative use, and we have an enforceable right to payment for performance completed over the production period. We believe this over-time output method of recognizing revenue reasonably depicts the fulfillment of our performance obligations under our contracts. Billings still occur upon shipment. Therefore, contract assets are generated for the unbilled amounts on contracts when production is complete. Variable consideration associated with these orders, generally related to early pay discounts, is not considered significant.

Additionally, we have made the following policy elections associated with revenue recognition:

- We account for shipping and handling activities that occur after control of the related goods transfers to the customer as fulfillment activities, instead of assessing such activities as performance obligations.
- We exclude from the transaction price all sales taxes related to revenue-producing transactions that are collected from the customer for a government authority. We are considered a pass-through conduit for collecting and remitting sales taxes.
- We generally expense incremental costs of obtaining a contract when incurred because the amortization period would be less than one year. These costs primarily relate to sales commissions and are included in selling, general and administrative expenses.
- We do not adjust contract price for a significant financing component, as we expect the period between when our goods and services are transferred to the customer and when the customer pays for those goods and services to be less than a year.

Shipping and handling
Amounts billed to a customer in a sales transaction related to shipping and handling are reported as revenue. Costs we incur for shipping and handling are reported as cost of sales.

Restructuring
Restructuring charges are recorded as a result of fundamental changes in the manner in which certain business functions are conducted, including initiatives to drive earnings and cash flow growth and to realign and simplify our business structure. These charges primarily consist of employee severance benefits, asset impairments on property, plant and equipment and operating lease assets and termination penalties for facility closures and consolidations. We record restructuring accruals when it is probable that a liability has been incurred and the amount of the liability is reasonably estimable. To the extent our assumptions and estimates differ from our actual costs, subsequent adjustments to restructuring accruals have been, and will be, required. Restructuring accruals for severance-related costs are included in accrued compensation and related benefits and accruals for remaining obligations and termination penalties are included in other current liabilities in our consolidated balance sheets. Refer to Note 18 for additional information.

Research and development
Research and development activities include the development of new products, the modification of existing product designs, and research related to process improvements. Our research and development expenses were $29.0 million, $30.3 million and $25.5 million for fiscal 2025, 2024 and 2023, respectively. These costs are expensed as incurred.

Advertising
Advertising costs are expensed as incurred within selling, general and administrative expenses, and were $1.0 million in fiscal 2025, $1.3 million in fiscal 2024, and $1.2 million in fiscal 2023.

Income taxes
The Company recognizes deferred tax assets and liabilities based upon the future tax consequences of temporary differences between financial statement carrying amounts of assets and liabilities and their respective tax bases. Refer to Note 14 for additional information.

Subsequent events
We have evaluated subsequent events for potential recognition and disclosure through the date of this filing and determined that an arbitration award (refer to Note 10) is a subsequent event that required recognition and disclosure in our fiscal 2025 consolidated financial statements and that the announcement of the extension of our restructuring program, Project Fortify Phase 2, (refer to Note 18) required disclosure in the consolidated financial statements. There were no other events that required recognition or disclosure.

Adoption of new accounting standards
In the fourth quarter of fiscal 2025, we adopted the guidance in ASU 2023-07, *Improvements to Reportable Segment Disclosures*, which expands the required disclosure for reportable segments. This guidance requires entities to disclose significant segment expenses and other segment items on an annual and interim basis and to provide in interim periods all segment disclosures which are currently required annually. This ASU additionally requires entities to disclose the title and position of the individual or the name of the group or committee identified as its chief operating decision-maker.

At the beginning of fiscal 2024, we adopted the guidance in ASU 2022-04, *Liabilities – Supplier Finance Programs, Disclosure of Supplier Finance Program Obligations*. The guidance requires that entities that use supplier finance programs disclose information about the nature and potential magnitude of the programs, activity during the period, and changes from period to period. The adoption of this ASU did not have a significant impact on the consolidated financial statements.

Accounting standards not yet adopted

In December 2023, the FASB issued ASU 2023-09, *Improvements to Income Tax Disclosures*, intended to enhance the transparency and decision-usefulness of income tax disclosures. Such guidance requires entities to provide additional information within their income tax rate reconciliation, including further disclosure of federal, state, and foreign income taxes and to provide more details about these reconciling items if a quantitative threshold is met. This guidance additionally requires expanded disclosure of income taxes paid, including amounts paid for federal, state, and foreign taxes. This ASU, which is required to be applied prospectively, is effective for fiscal years beginning after December 15, 2024, although early adoption and retrospective application is permitted. While the adoption of this ASU will not have an impact on our financial position and/or results of operations, we are currently evaluating the impact on our income tax disclosures, including the processes and controls around the collection of this information.

In November 2024, the FASB issued ASU 2024-03, *Disaggregation of Income Statement Expenses*. This guidance requires entities to disclose more detailed information about the types of expenses, including purchases of inventory, employee compensation, depreciation, amortization, and depletion in commonly presented expense captions such as cost of sales and selling, general and administrative expenses. Such guidance is effective for annual reporting periods beginning after December 15, 2026, and interim reporting periods beginning after December 15, 2027, although early adoption is permitted. This guidance should be applied either prospectively to financial statements issued for reporting periods after the effective date of this ASU or retrospectively to any or all prior periods presented in the financial statements. While the adoption of this ASU will not have an impact on our financial position and/or results of operations, we are currently evaluating the impact this ASU may have on our consolidated financial statement disclosures, including the processes and controls around the collection of this information.

2. **Revenue, Receivables and Contract Assets and Liabilities**

Revenue

The following table disaggregates total revenue by timing of recognition (see Note 16 for disclosure of revenue by segment):

(In thousands)		2025		2024		2023
Recognized at shipment	$	571,140	$	596,270	$	649,792
Recognized over time (input method)		495,562		483,109		514,826
Recognized over time (output method)		294,292		337,563		276,078
Total	$	1,360,994	$	1,416,942	$	1,440,696

Receivables

Receivables reflected in the financial statements represent the net amount expected to be collected. An allowance for credit losses is established based on expected losses. Expected losses are estimated by reviewing individual accounts, considering aging, financial condition of the debtor, recent payment history, current and forecast economic conditions and other relevant factors. Upon billing, aging of receivables is monitored until collection. An account is considered current when it is within agreed upon payment terms. An account is written off when it is determined that the asset is no longer collectible.

(In thousands)		March 1, 2025		March 2, 2024
Trade accounts	$	117,533	$	115,061
Construction contracts		70,724		61,879
Total receivables		188,257		176,940
Less: allowance for credit losses		2,667		3,383
Receivables, net	$	185,590	$	173,557

The following table summarizes the activity in the allowance for credit losses:

(In thousands)		2025		2024
Beginning balance	$	3,383	$	1,796
(Credits) charges against costs and expenses		(1,376)		2,473
Deductions from allowance, net of recoveries		(122)		(901)
Allowance for credit losses from acquisitions		853		—
Other adjustments		(71)		15
Ending balance	$	2,667	$	3,383

Contract assets and liabilities

Contract assets consist of retainage, costs and earnings in excess of billings and other unbilled amounts typically generated when revenue recognized exceeds the amount billed to the customer. Retainage on construction contracts represents amounts withheld by our customers on long-term projects until the project reaches a level of completion where amounts are released to us from the customer. Contract liabilities consist of billings in excess of costs and earnings and other unearned revenue on contracts.

The time period between when performance obligations are complete and when payment is due is not significant. In certain of our businesses that recognize revenue over time, progress billings follow an agreed-upon schedule of values.

(In thousands)		March 1, 2025		March 2, 2024
Contract assets	$	71,842	$	49,502
Contract liabilities		35,193		34,755

The change in contract assets and contract liabilities was due to timing of project activity from businesses that operate under long-term contracts.

Other contract-related disclosures

(In thousands)		2025		2024
Revenue recognized related to contract liabilities from prior year-end	$	30,785	$	25,342
Revenue recognized related to prior satisfaction of performance obligations		16,202		9,257

Some of our contracts have an expected duration of longer than a year, with performance obligations extending over that time frame. Generally, these contracts are found in our businesses that typically operate with long-term contracts, which recognize revenue over time. The transaction price associated with unsatisfied performance obligations at March 1, 2025 are expected to be satisfied, and the corresponding revenue to be recognized, over the following estimated time periods:

(In thousands)		2025
Within one year	$	555,900
More than one but less than two years		238,754
Beyond two years		81,331
Total	$	875,985

3. Supplemental Balance Sheet Information

Inventories

(In thousands)		March 1, 2025		March 2, 2024
Raw materials	$	36,804	$	31,363
Work-in-process		15,554		12,291
Finished goods		39,947		25,586
Total inventories, net	$	92,305	$	69,240

Other current liabilities

(In thousands)		March 1, 2025		March 2, 2024
Arbitration award payable	$	20,182	$	—
Accrued self-insurance reserves		18,240		17,592
Warranties and backcharges		17,557		18,874
Deferred benefit from New Markets Tax Credit transactions		9,250		—
Income and other taxes		5,813		7,202
Other		16,617		15,440
Total other current liabilities	$	87,659	$	59,108

Other non-current liabilities

(In thousands)		March 1, 2025		March 2, 2024
Deferred warranty revenue	$	10,154	$	10,274
Deferred compensation plan		5,590		5,938
Retirement plan obligations		4,640		4,769
Deferred tax liabilities		1,256		1,456
Deferred benefit from New Markets Tax Credit transactions		—		9,250
Other		13,261		12,188
Total other non-current liabilities	$	34,901	$	43,875

4. Financial Instruments

Marketable Securities

Through our wholly-owned insurance subsidiary, Prism Assurance, Ltd. (Prism), we hold the following available-for-sale marketable securities, made up of municipal and corporate bonds:

(In thousands)		Amortized Cost		Gross Unrealized Gains		Gross Unrealized Losses		Estimated Fair Value
March 1, 2025	$	10,148	$	33	$	222	$	9,959
March 2, 2024		11,327		15		437		10,905

Prism insures a portion of our general liability, workers' compensation and automobile liability risks using reinsurance agreements to meet statutory requirements. The reinsurance carrier requires Prism to maintain fixed-maturity investments, for the purpose of providing collateral for Prism's obligations under the reinsurance agreements.

The amortized cost and estimated fair values of our municipal and corporate bonds at March 1, 2025, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities, as borrowers may have the right to call or prepay obligations with or without penalty. Investments that are due within one year are included in other current assets while those due after one year are included as other non-current assets. Gross realized gains and losses were insignificant for all periods presented.

(In thousands)		Amortized Cost		Estimated Fair Value
Due within one year	$	4,829	$	4,798
Due after one year through five years		5,319		5,161
Total	$	10,148	$	9,959

Derivative instruments

We may use interest rate swaps, currency put options, forward purchase contracts, or other instruments to manage risks generally associated with foreign exchange rate, interest rate and commodity price fluctuations. The information that follows explains the various types of derivatives and financial instruments used, how such instruments are accounted for, and how such instruments impact our financial position and performance.

In fiscal 2020, we entered into an interest rate swap with a notional value of $30 million with an expiration date of February 5, 2026, to hedge a portion of our exposure to variability in cash flows from interest payments on our floating-rate revolving credit facility.

In fiscal 2025, we entered into an interest rate swap with a notional value of $75 million with an expiration date of January 5, 2027, to hedge a portion of our exposure to variability in cash flows from interest payments on our floating-rate revolving credit facility.

We periodically enter into forward purchase contracts to manage the risk associated with fluctuations in foreign currency rates (primarily related to the Canadian dollar and Euro) and aluminum prices, generally with an original maturity date of less than one year. As of March 1, 2025, we held foreign exchange option contracts with U.S. dollar notional values of $1.5 million.

The mark to market adjustments on these derivative instruments are recorded within our consolidated balance sheets within other current assets and other current liabilities. Gains or losses associated with these instruments are recorded as a component of accumulated other comprehensive loss until which time the hedged transaction is settled and gains or losses are reclassified to earnings.

Fair value measurements

Financial assets and liabilities are classified in the fair value hierarchy based on the lowest level input that is significant to the fair value measurement: Level 1 (unadjusted quoted prices in active markets for identical assets or liabilities); Level 2 (observable market inputs, other than quoted prices included in Level 1); and Level 3 (unobservable inputs that cannot be corroborated by observable market data). We do not have any Level 3 assets or liabilities.

Financial assets and liabilities measured at fair value on a recurring basis were:

(In thousands)	Quoted Prices in Active Markets (Level 1)		Other Observable Inputs (Level 2)	Total Fair Value	
March 1, 2025					
Assets:					
Money market funds	$	20,758	$ —	$	20,758
Municipal bonds		—	9,959		9,959
Foreign currency option contract		—	29		29
Interest rate swap contracts		—	539		539
Liabilities:					
Interest rate swap contracts		—	540		540
March 2, 2024					
Assets:					
Money market funds	$	26,529	$ —	$	26,529
Municipal bonds		—	10,905		10,905
Foreign currency option contracts		—	3		3
Interest rate swap contracts		—	1,292		1,292
Liabilities:					
Aluminum hedging contracts		—	529		529

Money market funds

Fair value of money market funds was determined based on quoted prices for identical assets in active markets. These assets are included within cash and cash equivalents on our consolidated balance sheets.

Municipal bonds

Municipal bonds were measured at fair value based on market prices from recent trades of similar securities and are classified within our consolidated balance sheets as other current or other non-current assets based on maturity date.

Derivative instruments

The interest rate swaps are measured at fair value using other observable market inputs, based off benchmark interest rates. Forward foreign exchange and forward purchase aluminum contracts are measured at fair value using other observable market inputs, such as quotations on forward foreign exchange points, foreign currency exchange rates and forward purchase aluminum prices. Derivative positions are primarily valued using standard calculations and models that use as their basis readily observable market parameters. Industry standard data providers are our primary source for forward and spot rate information for interest and currency rates and aluminum prices.

Nonrecurring fair value measurements

We measure certain financial instruments at fair value on a nonrecurring basis including goodwill, intangible assets, property and equipment and right-of-use lease assets. These assets were initially measured and recognized at amounts equal to the fair value determined as of the date of acquisition or purchase, subject to changes in value only for foreign currency translation. Periodically, these assets are tested for impairment, by comparing their respective carrying values to the estimated fair value of the reporting unit or asset group in which they reside. In the event any of these assets were to become impaired, we would recognize an impairment expense equal to the amount by which the carrying value of the reporting unit, impaired asset or asset group exceeds its estimated fair value.

Fair value measurements of reporting units are estimated using an income approach involving discounted cash flow models that contain certain Level 3 inputs requiring significant management judgment, including projections of economic conditions, customer demand and changes in competition, revenue growth rates, gross profit margins, operating margins, capital expenditures, working capital requirements, terminal growth rates and discount rates. Fair value measurements of the reporting units associated with our goodwill balances and our indefinite-lived intangible assets are estimated at least annually in the fourth quarter of each fiscal year for purposes of impairment testing if a quantitative analysis is performed. Fair value measurements for long-lived assets or asset groups, including intangible assets subject to amortization, property and equipment and right-of-use lease assets, are valued using undiscounted cash flows to determine whether impairment exists and measure any impairment loss using discounted cash flows to determine the fair value of long-lived assets.

5. Property, Plant and Equipment

(In thousands)	**March 1, 2025**	**March 2, 2024**
Land	$ 3,460	$ 3,637
Buildings and improvements	195,205	189,675
Machinery and equipment	428,015	391,236
Computer and office equipment and furniture	61,926	62,586
Construction in progress	49,013	42,099
Total property, plant and equipment	737,619	689,233
Less: accumulated depreciation	469,480	445,017
Net property, plant and equipment	$ 268,139	$ 244,216

Depreciation expense was $35.7 million, $37.6 million, and $38.2 million in fiscal 2025, 2024, and 2023, respectively.

6. Goodwill and Other Intangible Assets

Goodwill

Refer to Note 1 for a description of the Accounting Policy related to Goodwill. Goodwill represents the excess of the cost over the net tangible and identified intangible assets of acquired businesses. We evaluate goodwill for impairment annually as of the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate the carrying value of goodwill may not be recoverable, as described in Note 1. Based on the impairment analysis performed in the fourth quarter, estimated fair value was in excess of carrying value at all of our reporting units.

The carrying amount of goodwill attributable to each reportable segment was:

(In thousands)	**Architectural Metals**	**Architectural Services**	**Architectural Glass**	**Performance Surfaces**	**Total**
Balance at February 25, 2023	$ 90,137	$ 3,031	$ 25,301	$ 10,557	$ 129,026
Foreign currency translation	49	7	100	—	156
Balance at March 2, 2024	90,186	3,038	25,401	10,557	129,182
Goodwill acquired	—	—	—	107,826	107,826
Foreign currency translation	(852)	(117)	(264)	—	(1,233)
Balance at March 1, 2025	$ 89,334	$ 2,921	$ 25,137	$ 118,383	$ 235,775

Intangible assets

Indefinite-lived intangible assets

We have intangible assets for certain acquired trade names and trademarks which are determined to have indefinite useful lives. We test indefinite-lived intangible assets for impairment annually at the same measurement date as goodwill, the first day of our fiscal fourth quarter, or more frequently if events or changes in circumstances indicate that it is more likely than not that the asset is impaired as described in Note 1. Based on our annual analysis and changes to our strategic branding in the 4th quarter of fiscal 2025, we recorded impairment expense of $7.6 million related to trademarks within Selling, general and administrative expenses (SG&A) in the Architectural Metals Segment.

Definite-lived intangible assets

Long-lived assets or asset groups, including intangible assets subject to amortization and property and equipment, are reviewed for impairment whenever events or changes in circumstances indicate that the carrying value of those assets may not be recoverable, as described in Note 1.

In fiscal 2025, $79.7 million of intangible assets were acquired as part of the UW Interco, LLC (UW Solutions) acquisition. The gross carrying amount of our intangible assets and related accumulated amortization was:

(In thousands)	Gross Carrying Amount	Accumulated Amortization	Impairment Expense	Foreign Currency Translation	Net
March 1, 2025					
Definite-lived intangible assets:					
Customer relationships	$ 134,402	$ (56,193)	$ —	$ (2,655)	$ 75,554
Other intangibles	66,832	(31,768)	—	(1,197)	33,867
Total	201,234	(87,961)	—	(3,852)	109,421
Indefinite-lived intangible assets:					
Trademarks	26,865	—	(7,634)	(235)	18,996
Total intangible assets	$ 228,099	$ (87,961)	$ (7,634)	$ (4,087)	$ 128,417
March 2, 2024					
Definite-lived intangible assets:					
Customer relationships	$ 86,798	$ (53,200)	$ —	$ 246	$ 33,844
Other intangibles	37,505	(32,250)	—	150	5,405
Total	124,303	(85,450)	—	396	39,249
Indefinite-lived intangible assets:					
Trademarks	26,851	—	—	14	26,865
Total intangible assets	$ 151,154	$ (85,450)	$ —	$ 410	$ 66,114

Amortization expense on finite-lived intangible assets was $8.9 million, $4.9 million and $4.2 million in fiscal 2025, 2024 and 2023, respectively. All amortization expense is included within selling, general and administrative expenses. Estimated future amortization expense for finite-lived intangible assets is:

(In thousands)	2026	2027	2028	2029	2030
Estimated amortization expense	$ 5,236	$ 5,236	$ 5,184	$ 4,968	$ 4,928

7. Debt

On July 19, 2024, we entered into a Credit Agreement (the Credit Agreement) with Bank of America, N.A., as administrative agent, and other lenders. The Credit Agreement provides for an unsecured senior credit facility in an aggregate principal amount of up to $700.0 million, in which commitments were made through a $450.0 million, five-year revolving credit facility and a committed $250.0 million delayed draw term loan facility. Borrowings under the revolving credit facility can be in Canadian dollars (CAD) limited to $25.0 million USD. The term loan facility may be utilized in up to two draw downs, which are available to be made within one year after the closing date. The senior credit facility has a term of five years with a maturity date of July 19, 2029.

The Credit Agreement replaces the previous revolving credit facility with Wells Fargo Bank, N.A., as administrative agent, and other lenders, with maximum borrowings up to $385.0 million, and the two Canadian credit facilities with Bank of Montreal totaling $25.0 million USD.

As a result of the execution of the Credit Agreement in fiscal 2025, we recognized a loss, within interest expense, of $0.5 million for the write-off of unamortized financing fees related to the previous revolving credit facility. Additionally, we capitalized $3.0 million of lender fees and $0.8 million of third-party fees incurred in connection with the Credit Agreement, which were recorded as other non-current assets and will be amortized over the term of the credit facility as interest expense.

The Credit Agreement contains two maintenance financial covenants that require our Consolidated Leverage Ratio (as defined in the Credit Agreement) to be less than 3.50 and our Consolidated Interest Coverage Ratio (as defined in the Credit Agreement) to exceed 3.00. At March 1, 2025, we were in compliance with all covenants as defined under the terms of the Credit Agreement.

The Credit Agreement also contains an acquisition "holiday." In the event we make an acquisition for which the purchase price is greater than $75 million, we can elect to increase the maximum Consolidated Leverage Ratio (as defined in the Credit Agreement) to 4.00 for a period of four consecutive fiscal quarters, commencing with the fiscal quarter in which a qualifying acquisition occurs. No more than two acquisition holidays can occur during the term of the Credit Agreement, and at least two fiscal quarters must separate qualifying acquisitions.

Borrowings under the Credit Agreement bear floating interest at either the Base Rate or Term Secured Overnight Financing Rate (SOFR), or, for CAD borrowings, Canadian Overnight Repo Rate Average (CORRA), plus a margin based on the Consolidated Leverage Ratio (as defined in the Credit Agreement). For Base Rate borrowings, the margin ranges from 0.25% to 0.75%. For Term SOFR and CORRA borrowings, the margin ranges from 1.25% to 1.75%, with an incremental Term SOFR and CORRA adjustment of 0.10% and 0.29547%.

The Credit Agreement also contains an "accordion" provision. Under this provision, we can request that the senior credit facility be increased unlimited additional amounts. Any lender may elect or decline to participate in the requested increase at their sole discretion.

On November 4, 2024, as part of the acquisition of UW Solutions, and for working capital and general corporate purposes, we executed a drawdown against the delayed draw term loan facility for 250.0 million.

Outstanding borrowings under the term loan facility were $215.0 million as of March 1, 2025. Outstanding borrowings under the current revolving credit facility were $70.0 million as of March 1, 2025. Outstanding borrowings under the previous revolving credit facility were $50.0 million as of March 2, 2024. We had no outstanding borrowings under the Canadian facilities as of March 2, 2024.

At March 2, 2024, debt included $12.0 million of industrial revenue bonds. We had no outstanding industrial revenue bonds as of March 1, 2025 as in the fourth quarter of fiscal 2025 we paid the remaining balance of these bonds, including principal and interest outstanding, without penalty.

At March 1, 2025, we had a total of $15.0 million of ongoing letters of credit related to the senior credit facility, amounts that remained on the industrial revenue bonds that were not extinguished when payment was made, construction contracts and insurance collateral that expire in fiscal year 2026 and reduce borrowing capacity under the revolving credit facility. As of March 1, 2025, the amount available for revolving borrowings was $365.0 million.

The fair value of our senior credit facility approximated carrying values at March 1, 2025, and would be classified as Level 2 within the fair value hierarchy described in Note 4, due to the variable interest rates on these instruments.

Debt maturities and other selected information follows:

(In thousands)	2026	2027	2028	2029	2030	Thereafter	Total
Maturities	$ —	$ —	$ —	$ —	$ 285,000	$ —	$ 285,000

(In thousands, except percentages)	2025	2024
Average daily borrowings during the year	$ 134,565	$ 130,939
Weighted average interest rate during the year	6.28 %	6.03 %

The weighted average interest rates on borrowings outstanding, inclusive of the impact of our interest rate swap as of March 1, 2025 and March 2, 2024 were 4.32% and 4.90%, respectively.

(In thousands)	2025	2024	2023
Interest on debt	$ 8,803	$ 8,704	$ 8,558
Interest rate swap gain	(822)	(893)	(418)
Other interest expense	815	178	294
Interest income	(2,637)	(1,320)	(774)
Interest expense, net	$ 6,159	$ 6,669	$ 7,660

Interest payments were $8.1 million in fiscal 2025, $9.3 million in fiscal 2024 and $8.2 million in fiscal 2023.

8. Leases

We have operating leases for certain buildings and equipment used in our operations. We determine if an arrangement contains a lease at inception. Under ASU 2016-20, *Leases*, we have elected the package of practical expedients permitted under the transition guidance in adopting ASC 842, which, among other things, allowed us to carry forward our historical lease classification. Operating lease assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. Lease expense is recognized on a straight-line basis over the lease term. Our leases have remaining lease terms of one to seventeen years, some of which include renewal options that can extend the lease for up to an additional ten years, at our sole discretion. We have made an accounting policy election not to record leases with an original term of twelve months or less on our consolidated balance sheet; such leases are expensed on a straight-line basis over the lease term.

In determining lease asset value, we consider fixed or variable payment terms, prepayments, incentives, and options to extend, terminate or purchase. Renewal, termination or purchase options affect the lease term used for determining lease asset value only if the option is reasonably certain to be exercised. We use a discount rate for each lease based upon an estimated incremental borrowing rate over a similar term. We have elected the practical expedient to account for lease and non-lease components (e.g., common-area maintenance costs) as a single lease component. Our lease agreements do not contain any material residual value guarantees or material restrictive covenants.

The components of lease expense were as follows:

(In thousands)		2025		2024
Operating lease cost	$	14,587	$	14,312
Short-term lease cost		688		1,349
Variable lease cost		3,984		2,629
Sublease income		(1,533)		(1,479)
Total lease cost	$	17,726	$	16,811

Other supplemental information related to leases are as follows:

(In thousands)		2025		2024
Cash paid for amounts included in the measurement of operating lease liabilities	$	16,467	$	14,656
Lease assets obtained in exchange for new operating lease liabilities	$	21,810	$	11,883
Weighted-average remaining lease term - operating leases		5.7 years		4.0 years
Weighted-average discount rate - operating leases		4.5 %		3.2 %

Future maturities of lease liabilities are as follows:

(In thousands)		2025
Fiscal 2026	$	17,669
Fiscal 2027		17,123
Fiscal 2028		12,818
Fiscal 2029		7,856
Fiscal 2030		6,615
Thereafter		14,781
Total lease payments		76,862
Less: Amounts representing interest		9,940
Present value of lease liabilities	$	66,922

9. Employee Benefit Plans

401(k) Retirement Plan

We sponsor a single 401(k) retirement plan covering substantially all full-time, non-union employees, as well as union employees at two of our manufacturing facilities. Under the plan, employees are allowed to contribute up to 60% of eligible earnings to the plan, up to statutory limits. On January 1, 2023, we began matching 100% of the first two percent contributed and 50% of the next four percent contributed on eligible compensation that non-union employees contribute. Previously, we matched 100% of the first one percent contributed and 50% of the next five percent contributed on eligible compensation that non-union employees contribute. We contribute to the union plans based on the contractual terms. In total, our matching contributions were $9.1 million in fiscal 2025, $9.6 million in fiscal 2024 and $8.6 million in fiscal 2023.

Deferred Compensation Plan

We maintain a plan that allows participants to defer compensation. The deferred compensation liability was $5.6 million and $5.9 million at March 1, 2025 and March 2, 2024, respectively. We have investments in corporate-owned life insurance policies (COLI) of $9.5 million and money market funds (classified as cash equivalents) of $0.3 million with the intention of utilizing them as long-term funding sources for this plan. The COLI assets are recorded at their net cash surrender values and are included in other non-current assets in the consolidated balance sheets.

Plans under Collective Bargaining Agreements

We contribute to a number of multi-employer union retirement plans, which provide retirement benefits to the majority of our union-represented employees; none of the plans are considered significant. However, the risks of participating in these multi-employer plans are different from single-employer plans in the following aspects:
- Assets contributed to these plans by one employer may be used to provide benefits to employees of other participating employers
- If a participating employer stops contributing to the plan, the unfunded obligations of the plan may be borne by the remaining participating employers
- If we choose to stop participating in some of these plans, we may be required to pay those plans an amount based on the underfunded status of the plan, referred to as a withdrawal liability

Under the Pension Protection Act, multiemployer pension plans are categorized into zones (green, yellow, red, and deep red). Among other factors, plans in the red zone are generally less than 65% funded, plans in the yellow zone are between 65% and 80% funded, and plans in the green zone are at least 80% funded. The most recent Pension Protection Act zone status available for fiscals 2025 and 2024 relates to the plan years ending December 31, 2024 and December 31, 2023, respectively.

Our participation in these plans is outlined in the following table.

Pension Fund	EIN/ Pension Plan Number	Pension Protection Act Zone Status		Contributions (In thousands)			FIP/RP Status Pending/ Implemented (2)	Minimum Contribution	Surcharge Imposed	Expiration Date of Collective Bargaining Agreement(1)
		2025	2024	2025	2024	2023				
Iron Workers Local Union No. 5 and Iron Workers Employers Association Employees Pension Trust Fund	521075473	Green	Green	$ 722	$ 1,015	$ 1,359	No	No	No	5/31/2017
International Painters and Allied Trades Industry Pension Fund	526073909	Red	Red	730	971	869	Implemented	No	No	11/30/2017
Ironworkers Local 580 Pension Fund	136178514	Green	Green	2,121	883	596	Implemented	No	Yes	6/30/2023
Western Glaziers Retirement Plan (Washington)	916123685	Green	Green	365	423	815	No	No	No	6/30/2017
Iron Workers Mid-America Pension Fund	366488227	Green	Green	320	237	429	No	No	No	5/31/2017
Western Glaziers Retirement Fund (Oregon and Southwest Washington)	936074376	Green	Green	—	22	441	No	No	No	11/30/2017
Glazier's Union Local 27 Pension and Retirement Plan	366034076	Green	Green	80	145	174	No	No	No	5/31/2017
Atlanta Ironworkers Local Union 387 Pension Plan	586051152	Green	Green	131	109	125	No	No	No	1/31/2017
Other funds				603	801	493				
Total contributions				$ 5,072	$ 4,606	$ 5,301				

(1) Plans include contributions required by collective bargaining agreements which have expired, but contain provisions automatically renewing their terms in the absence of a subsequent negotiated agreement.

(2) FIP is defined as Funding Improvement Plan; RP is defined as Rehabilitation Plan

The Company was listed in the plans' Forms 5500 as providing more than 5% of the total contributions for the following plans and plan years:

Pension Fund	Year contributions to Plan Exceeded More Than 5 Percent of Total Contributions
Iron Workers Local Union No. 5 and Iron Workers Employers Association Employees Pension Trust Fund	2025, 2024 and 2023
Western Glaziers Retirement Fund (Oregon and Southwest Washington)	2025
Iron Workers Mid-America Pension Fund	2023
Atlanta Ironworkers Local Union 387 Pension Plan	2023

Amounts contributed in fiscal 2025, 2024, and 2023 to defined contribution multiemployer plans were $3.6 million, $2.2 million and $2.2 million, respectively.

Obligations and Funded Status of Defined-Benefit Pension Plans

We sponsor the Tubelite Inc. Hourly Employees' Pension Plan, a defined-benefit pension plan that was frozen to new entrants in fiscal 2004, with no additional benefits accruing to plan participants after such time. We also sponsor an unfunded Supplemental Executive Retirement Plan (SERP), a defined-benefit pension plan that was frozen to new entrants in fiscal 2009, with no additional benefits accruing to plan participants after such time.

The following tables present reconciliations of the benefit obligation and the funded status of these plans. The Tubelite plan uses a measurement date as of the calendar month-end closest to our fiscal year-end, while the SERP uses a measurement date aligned with our fiscal year-end.

(In thousands)		March 1, 2025		March 2, 2024
Change in projected benefit obligation				
Benefit obligation beginning of period	$	8,897	$	10,260
Interest cost		437		497
Actuarial loss (gain)		39		(973)
Benefits paid		(781)		(887)
Benefit obligation at measurement date		8,592		8,897
Change in plan assets				
Fair value of plan assets beginning of period	$	3,793	$	3,992
Actual return on plan assets		124		53
Company contributions		446		635
Benefits paid		(781)		(887)
Fair value of plan assets at measurement date		3,582		3,793
Underfunded status	$	(5,010)	$	(5,104)

The funded status was recognized in the consolidated balance sheets as follows:

(In thousands)		March 1, 2025		March 2, 2024
Other non-current assets	$	76	$	111
Current liabilities		(446)		(446)
Other non-current liabilities		(4,640)		(4,769)
Total	$	(5,010)	$	(5,104)

The following was included in accumulated other comprehensive loss and has not yet been recognized as a component of net periodic benefit cost:

(In thousands)		2025		2024
Net actuarial loss	$	2,748	$	2,851

The net actuarial gain recognized in comprehensive earnings, net of tax expense, was $0.1 million in fiscal 2025, and $0.9 million in fiscal 2024.

Components of the defined-benefit pension plans' net periodic benefit cost:

(In thousands)		2025		2024		2023
Interest cost	$	437	$	497	$	380
Expected return on assets		(115)		(120)		(84)
Amortization of unrecognized net loss		66		62		254
Net periodic benefit cost	$	388	$	439	$	550

Total net periodic pension benefit cost is expected to be approximately $0.5 million in fiscal 2026. The estimated net actuarial gain for the defined-benefit pension plans that will be amortized from accumulated other comprehensive loss into net periodic benefit cost for fiscal 2026 is $0.2 million, net of tax expense.

Additional Information

Assumptions

Benefit Obligation Weighted-Average Assumptions	2025	2024	2023
Discount rate	5.10 %	5.15 %	5.10 %

Net Periodic Benefit Expense Weighted-Average Assumptions	2025	2024	2023
Discount rate	5.15 %	5.10 %	3.20 %
Expected long-term rate of return on assets	4.60 %	4.50 %	2.75 %

Discount rate. The discount rate reflects the current rate at which the defined-benefit plans' pension liabilities could be effectively settled at the end of the year based on the measurement date. The discount rate was determined by matching the expected benefit payments to payments from the Principal Discount Yield Curve.

Expected return on assets. The expected long-term rate of return on assets is based on historical long-term rates of return achieved by the plan investments, the plan's investment strategy, and current and projected market conditions. During fiscal 2019, the assets of the Tubelite plan were moved from investment in a short-term bond fund to various duration fixed income funds. The investments are carried at fair value based on prices from recent trades of similar securities, which would be classified as Level 2 in the valuation hierarchy. We do not maintain assets intended for the future use of the SERP.

Contributions

Company contributions to the plans for fiscal 2025 were $0.4 million and fiscal 2024 were $0.6 million, which equaled or exceeded the minimum funding requirements.

Estimated Future Benefit Payments

The following benefit payments, which reflect expected future service, are expected to be paid by the plans:

(In thousands)	2026	2027	2028	2029	2030	2031-2035
Estimated future benefit payments	$ 816	$ 784	$ 782	$ 770	$ 746	$ 3,416

10. Commitments and Contingent Liabilities

Bond commitments

In the ordinary course of business, predominantly in the Architectural Services and Architectural Metals Segments, we are required to provide surety or performance bonds that commit payments to our customers for any non-performance. At March 1, 2025, $1.2 billion of these types of bonds were outstanding, of which, $394.1 million is on our backlog. These bonds have expiration dates that align with completion of the purchase order or contract. We have never been required to make payments under surety or performance bonds with respect to our existing businesses.

Warranty and project-related contingencies

We reserve estimated exposures on known claims, as well as on a portion of anticipated claims, for product warranty and rework costs, based on historical product liability claims as a ratio of sales. Claim costs are deducted from the accrual when paid. Factors that could have an impact on the warranty accrual in any given period include the following: changes in manufacturing quality, changes in product mix, and any significant changes in sales volume.

(In thousands)	2025	2024
Balance at beginning of period	$ 21,362	$ 17,893
Additional accruals	7,336	15,775
Claims paid	(10,237)	(12,306)
Balance at end of period	$ 18,461	$ 21,362

Additionally, we are subject to project management and installation-related contingencies as a result of our fixed-price material supply and installation service contracts, primarily in our Architectural Services Segment and certain of our Architectural Metals businesses. We manage the risk of these exposures through contract negotiations, proactive project management and insurance coverages.

Letters of credit

At March 1, 2025, we had $15.0 million of ongoing letters of credit, all of which have been issued under our revolving credit facility, as discussed in Note 7.

Purchase obligations

Purchase obligations for raw material commitments and capital expenditures totaled $10.2 million as of March 1, 2025.

Environmental liability

In fiscal 2008, we acquired one manufacturing facility which has certain historical environmental conditions. Remediation of these conditions is ongoing without significant disruption to our operations. The estimated remaining liability for these remediation activities was $0.1 million and $0.4 million at March 1, 2025 and March 2, 2024, respectively.

New Markets Tax Credit (NMTC) transactions

We have two outstanding NMTC arrangements which help to support operational expansion. Proceeds received from investors on these transactions are included within other current liabilities on our consolidated balance sheets. The NMTC arrangements are subject to 100% tax credit recapture for a period of seven years from the date of each respective transaction. Upon the termination of each arrangement, these proceeds will be recognized in earnings in exchange for the transfer of tax credits. The direct and incremental costs incurred in structuring these arrangements have been deferred and are included in other current assets on our consolidated balance sheets. These costs will be recognized in conjunction with the recognition of the related proceeds on each arrangement. During the construction phase or for working capital purposes for each project, we are required to hold cash dedicated to fund each capital project which is classified as restricted cash on our consolidated balance sheets. Variable-interest entities, which have been included within our consolidated financial statements, have been created as a result of the structure of these transactions, as investors in the programs do not have a material interest in their underlying economics.

During fiscal 2024, one NMTC transaction was settled as expected and resulted in a $4.7 million benefit, which was recorded in other (income) expense, net.

The table below provides a summary of our outstanding NMTC transactions (in thousands):

Inception date	Termination date	Proceeds received		Deferred costs		Net benefit	
May 2022[1]	August 2025	$	6,052	$	1,891	$	4,161
September 2018	September 2025		3,198		1,031		2,167
Total		$	9,250	$	2,922	$	6,328

(1) Continuation of the August 2018 NMTC financing transaction

Litigation

The Company is a party to various legal proceedings incidental to its normal operating activities. In particular, like others in the construction supply and services industry, the Company is routinely involved in various disputes and claims arising out of construction projects, sometimes involving significant monetary damages or product replacement. We have in the past and are currently subject to product liability and warranty claims, including certain legal claims related to a commercial sealant product formerly incorporated into our products.

In December 2022, the claimant in an arbitration of one such claim was awarded $20 million by an arbitration panel. The claimant then sought to confirm this award in Los Angeles Superior Court in March 2023. In response, the Company moved to vacate the award. Later in March 2023, the Superior Court confirmed the award, which the Company appealed in June 2023. The appeal was argued before the California Court of Appeals, Second Appellate District, Division Seven, on March 7, 2025. The California Court of Appeals confirmed the judgment of the Superior Court on March 25, 2025. The Company paid the final arbitration award, including accrued post-judgment interest, in the amount of $24.7 million, on April 7, 2025. As a result of the judgment, we recorded expense of $9.4 million, which represents the impact of the award amount net of existing reserves and estimated insurance proceeds. This impact was recorded in cost of goods sold in the fourth quarter of fiscal 2025.

The Company is also subject to litigation arising out of areas such as employment practices, workers compensation and general liability matters. Although it is very difficult to accurately predict the outcome of any such proceedings, facts currently available indicate that no matters will result in losses that would have a material adverse effect on the results of operations, cash flows or financial condition of the Company.

11. Supplier Finance Program Obligations

The Company has a supplier financing arrangement that enables select suppliers, at their sole discretion, to sell our receivables (i.e., our payment obligations to the suppliers) on a non-recourse basis in order to be paid earlier than our payment terms provide. These suppliers' voluntary inclusion of invoices in the supplier financing arrangement has no bearing on our payment terms, the amounts we pay, or our liquidity. We have no economic interest in the supplier's decision to participate in the supplier financing program, and we do not provide any guarantees in connection with it. The balances owed are reflected in accounts payable in the consolidated balance sheets and are reflected in net cash provided by operating activities in our consolidated statements of cash flows when settled.

The following table summarizes the obligation activity for the years ended March 1, 2025 and March 2, 2024 and outstanding balance as of March 1, 2025 and March 2, 2024 that we have confirmed as valid to the administrators of our program:

(In thousands)		**2025**		**2024**
Balance at beginning of period	$	6,527	$	—
Obligations added to the program		47,226		33,133
Obligations settled		(46,907)		(26,606)
Balance at end of period	$	6,846	$	6,527

12. Shareholders' Equity

We paid dividends totaling $21.7 million ($1.01 per share) in fiscal 2025, $21.1 million ($0.97 per share) in fiscal 2024 and $19.7 million ($0.90 per share) in fiscal 2023.

Share Repurchases

During fiscal 2004, the Board of Directors authorized a share repurchase program, with subsequent increases in authorization. We repurchased 786,690 shares under the program during fiscal 2025, for a total cost of $45.4 million. We repurchased 279,916 shares under the program, for a total cost of $11.8 million, in fiscal 2024, and repurchased 1,571,139 shares under the program, for a total cost of $74.3 million, in fiscal 2023. We have repurchased a total of 12,063,207 shares, at a total cost of $438.5 million, since the inception of this program. On October 6, 2023, the Board of Directors increased the share repurchase authorization by 2 million shares. We have remaining authority to repurchase 2,186,793 shares under this program, which has no expiration date.

In addition to the shares repurchased under this repurchase plan, during fiscal 2025, 2024 and 2023, the Company also withheld $6.1 million, $2.5 million and $2.3 million, respectively, of Company stock from employees in order to satisfy stock-for-stock option exercises or tax obligations related to stock-based compensation, pursuant to terms of Board and shareholder-approved compensation plans.

Accumulated Other Comprehensive Loss

The following summarizes the accumulated other comprehensive loss, net of tax, at March 1, 2025 and March 2, 2024:

(In thousands)	2025	2024
Net unrealized loss on marketable securities	$ (149)	$ (328)
Net unrealized gain on derivative instruments	—	440
Pension liability adjustments	(2,106)	(2,187)
Foreign currency translation adjustments	(33,037)	(27,456)
Total accumulated other comprehensive loss	$ (35,292)	$ (29,531)

13. Share-Based Compensation

We have a 2019 Stock Incentive Plan and a 2019 Non-Employee Director Stock Plan (the Plans) that provide for the issuance of 1,150,000 and 300,000 shares, respectively, for various forms of stock-based compensation to employees and non-employee directors. Awards under these Plans may be in the form of incentive stock options (to employees only), non-statutory options, stock-settled stock appreciation rights (SARs), or nonvested share awards and units, all of which are granted at a price or with an exercise price equal to the fair market value of the Company's stock at the date of award. We also have 2009 Non-Employee Director Stock Incentive Plan under which deferred restricted stock units were allocated, in addition to deferred restricted stock units acquired pursuant to a dividend equivalent reinvestment feature. As of June 23, 2019, no additional awards can be made under the 2009 Non-Employee Director Stock Incentive Plan.

We recorded share-based compensation expense, in which we account for any forfeitures as they occur, as follows:

(In thousands)	2025	2024	2023
Restricted stock awards and restricted stock units	$ 8,040	$ 6,753	$ 5,607
Performance share units	2,685	2,714	2,389
Stock options	—	254	660
Share-based compensation expense	10,725	9,721	8,656

Stock Options

For fiscal 2024, there were no cash proceeds from the exercise of stock options as all stock options were exercised on a stock-for-stock basis. The aggregate intrinsic value of securities exercised (the amount by which the stock price on the date of exercise exceeded the stock price of the award on the date of grant) was $1.8 million.

Service Condition Awards

Nonvested share awards and units generally vest over a two, three or four-year period. The following table summarizes nonvested restricted stock awards and restricted stock units activity for fiscal 2025:

	Number of Shares and Units	Weighted Average Grant Date Fair Value
Awards outstanding at March 2, 2024	384,461	$ 40.28
Granted	137,227	63.59
Vested	(160,028)	42.67
Forfeited and cancelled	(13,441)	51.37
Awards outstanding at March 1, 2025	348,219	$ 48.53

Performance Condition Awards

In fiscal 2022, the Compensation Committee of the Board of Directors implemented an executive compensation program for certain key employees. In each of the first quarters of fiscal 2025, fiscal 2024 and fiscal 2023, we issued performance shares in the form of nonvested share unit awards, which give the recipient the right to receive shares earned at the end of the respective three-fiscal-year performance period. The number of share units issued at grant is equal to the target number of performance shares and allows for the right to receive a variable number of shares, ranging from 0% to 200% of target, dependent on achieving defined performance goals and being employed at the end of the performance period.

The following table summarizes nonvested performance share units granted and outstanding for which plans are at 100% to 200% of target:

	Number of Shares and Units	Weighted Average Grant Date Fair Value
Awards outstanding at March 2, 2024	115,104	$ 41.89
Granted [1]	76,914	48.37
Vested [1]	(79,526)	34.90
Forfeited and cancelled	(11,372)	52.46
Awards outstanding at March 1, 2025	101,120	$ 51.13

[1] Includes 39,763 shares for performance goals component of the fiscal 2022-2024 performance period.

At March 1, 2025, there was $11.8 million of total unrecognized compensation cost related to nonvested share and nonvested share unit awards, which is expected to be recognized over a weighted average period of approximately 21 months. The total fair value of shares vested during fiscal 2025 was $10.0 million.

14. Income Taxes

Earnings before income taxes consisted of the following:

(In thousands)	2025	2024	2023
United States	$ 111,029	$ 133,185	$ 126,859
International	1,545	(3,932)	(10,238)
Earnings before income taxes	$ 112,574	$ 129,253	$ 116,621

The components of income tax (benefit) expense for each of the last three fiscal years are as follows:

(In thousands)	2025	2024	2023
Current			
Federal	$ 19,979	$ 32,900	$ 9,621
State and local	3,546	6,172	7,670
International	(586)	286	231
Total current	22,939	39,358	17,522
Deferred			
Federal	3,190	(8,361)	(5,120)
State and local	691	(1,387)	(2,487)
International	(45)	—	422
Total deferred	3,836	(9,748)	(7,185)
Total non-current tax expense	747	30	2,177
Total income tax expense	$ 27,522	$ 29,640	$ 12,514

Income tax payments, net of refunds, were $29.6 million, $33.0 million and $27.4 million in fiscal 2025, 2024 and 2023, respectively.

The following table provides a reconciliation of the statutory federal income tax rate to our consolidated effective tax rates:

	2025	2024	2023
Statutory federal income tax rate	21.0 %	21.0 %	21.0 %
State and local income taxes, net of federal tax benefit	2.9	2.4	3.5
Foreign tax rate differential	(0.8)	(0.2)	(0.2)
Valuation allowance	(0.3)	1.0	(4.7)
Nontaxable (loss) gain on life insurance policies	(0.2)	—	0.2
Deduction for foreign derived intangible income	(0.4)	(0.3)	(0.2)
Research & development tax credit	(1.5)	(1.3)	(1.5)
§162(m) Executive Compensation Limitation	3.4	0.8	0.8
Tax benefit of share based awards	(1.0)	(0.6)	(0.8)
Worthless stock deduction	—	—	(6.0)
Other, net	1.3	0.1	(1.4)
Consolidated effective income tax rate	24.4 %	22.9 %	10.7 %

The effective tax rate for fiscal 2025 increased 1.5 percentage points from fiscal 2024, primarily due to an increase in taxes for nondeductible executive compensation in fiscal 2025. The effective tax rate for fiscal 2024 increased 12.2 percentage points from fiscal 2023, primarily due to the impact of discrete items in fiscal 2023.

Deferred tax assets and deferred tax liabilities at March 1, 2025 and March 2, 2024 were:

(In thousands)	2025	2024
Deferred tax assets		
Accrued expenses	$ 3,743	$ 4,565
Deferred compensation	9,794	11,138
Section 174 capitalized costs	15,675	12,450
Goodwill and other intangibles	3,127	2,342
Liability for unrecognized tax benefits	2,651	2,122
Unearned income	—	7,467
Operating lease liabilities	14,898	13,064
Net operating losses and tax credits	11,679	12,332
Other	4,665	4,773
Total deferred tax assets	66,232	70,253
Less: valuation allowance	(9,582)	(10,803)
Deferred tax assets, net of valuation allowance	56,650	59,450
Deferred tax liabilities		
Depreciation	22,401	20,510
Operating lease, right-of-use assets	13,605	11,955
Bad debt	7,785	8,291
Prepaid expenses	1,697	2,131
Other	3,923	2,520
Total deferred tax liabilities	49,411	45,407
Net deferred tax assets (liabilities)	$ 7,239	$ 14,043

The Company has state and foreign net operating loss carryforwards with a tax effect of $11.7 million. A valuation allowance of $8.7 million has been established for these net operating loss carryforwards due to the uncertainty of the use of the tax benefits in future periods.

Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing Deferred Tax Assets. This has resulted in valuation allowances being recorded against Deferred Tax Assets in prior years in Brazil, Canada and various states.

The Company files income tax returns in the U.S. federal jurisdiction, various U.S. state jurisdictions, Canada, Brazil and other international jurisdictions. The Company is no longer subject to U.S. federal tax examinations or state and local tax examinations for years prior to fiscal 2022, or state and local tax examinations for years prior to fiscal 2021. The Company is not currently under U.S. federal examination for years subsequent to fiscal 2021.

The Company considers the earnings of its non-U.S. subsidiaries to be indefinitely invested outside of the United States on the basis of estimates that future domestic cash generation will be sufficient to meet future domestic cash needs and specific plans for reinvestment of those subsidiary earnings. Should the Company decide to repatriate the foreign earnings, it would need to adjust the income tax provision in the period it was determined that the earnings will no longer be indefinitely invested outside the U.S.

If we were to prevail on all unrecognized tax benefits recorded, $3.8 million, $3.3 million and $3.8 million for fiscal 2025, 2024 and 2023, respectively, would benefit the effective tax rate. Also included in the balance of unrecognized tax benefits for fiscal 2025, 2024 and 2023 are $2.2 million, $1.8 million, and $1.5 million, respectively, of tax benefits that, if recognized, would result in decreases to deferred taxes.

Penalties and interest related to unrecognized tax benefits are recorded in income tax expense. For fiscal 2025, 2024 and 2023, we accrued penalties and interest related to unrecognized tax benefits of $1.0 million, $0.6 million, and $0.4 million, respectively.

The following table provides a reconciliation of the total amounts of gross unrecognized tax benefits:

(In thousands)	2025	2024	2023
Gross unrecognized tax benefits at beginning of year	$ 5,053	$ 5,312	$ 3,321
Gross increases in tax positions for prior years	347	91	2,298
Gross decreases in tax positions for prior years	(11)	(65)	(255)
Gross increases based on tax positions related to the current year	886	579	291
Gross decreases based on tax positions related to the current year	—	—	(27)
Settlements	—	(354)	—
Statute of limitations expiration	(308)	(510)	(316)
Gross unrecognized tax benefits at end of year	$ 5,967	$ 5,053	$ 5,312

In December 2021, the OECD issued model rules for a new global minimum tax framework ("Pillar Two"), and various governments around the world have issued, or are in the process of issuing, legislation to implement these rules. The Company is within the scope of the OECD Pillar Two model rules and has assessed the impact thereof. Based on available legislation, we concluded there was no material impact on income taxes with respect to Pillar Two for the year ended March 1, 2025. We will continue to evaluate the potential future impacts and will monitor and review the issuance of additional guidance.

15. Earnings per Share

Basic earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding. Diluted earnings per share is computed by dividing net earnings by the weighted average number of common shares outstanding, including the dilutive effects of stock options, SARs and nonvested shares. The following table presents a reconciliation of the share amounts used in the computation of basic and diluted earnings per share:

(In thousands)	2025	2024	2023
Basic earnings per share - weighted average common shares outstanding	21,726	21,871	22,007
Weighted average effect of nonvested share grants and assumed exercise of stock options	165	220	409
Diluted earnings per share - weighted average common shares and potential common shares outstanding	21,891	22,091	22,416
Stock awards excluded from the calculation of earnings per share because the award price was greater than the average market price of the common shares	23	31	97

16. Business Segment Data

We have four operating segments which are also reportable segments. Each of our four segments have distinct economic characteristics, including products and services provided, production processes and varying ranges in performance and results:
- The **Architectural Metals Segment** designs, engineers, fabricates and finishes aluminum window, curtainwall, storefront and entrance systems used primarily in non-residential construction.
- The **Architectural Services Segment** integrates technical services, project management, and field installation services to design, engineer, fabricate, and install architectural curtainwall and other façade-related systems primarily in non-residential construction.
- The **Architectural Glass Segment** cuts, treats, coats and fabricates high-performance glass used in custom window and wall systems primarily for non-residential buildings.
- The **Performance Surfaces Segment** develops and manufactures high-performance coated materials for a variety of applications, including wall decor, museums, graphic design, digital displays, architectural interiors, and industrial flooring.

The Company's CEO is the chief operating decision maker (CODM). The CODM utilizes net sales and adjusted earnings before interest and taxes (EBIT) to assess segment performance and make decisions about the allocation of operating and capital resources by analyzing recent results, trends, and variances of each segment in relation to forecasts and historical performance.

Net sales, adjusted cost of sales, adjusted SG&A, adjusted other income (expense), and the resulting adjusted EBIT for each of the Company's four reportable segments are presented below. Segment net sales is defined as net sales for a certain segment and includes revenue related to intersegment transactions. We report net sales intersegment eliminations separately to exclude these sales from our consolidated total. Segment EBIT includes intersegment sales transactions and excludes certain corporate costs that are not allocated at a segment level. We report these unallocated corporate costs in Corporate and Other.

(In thousands)		Architectural Metals		Architectural Services		Architectural Glass		Performance Surfaces		Total
52-Weeks Ended March 1, 2025											
Net sales to external customers	$	524,617	$	419,861	$	294,385	$	122,131	$	1,360,994
Intersegment net sales		92		—		27,812		—		27,904
		524,709		419,861		322,197		122,131		1,388,898
Adjusted cost of sales [1]		(373,902)		(344,702)		(220,636)		(76,487)		(1,015,727)
Adjusted SG&A [2]		(96,687)		(45,604)		(42,287)		(21,505)		(206,083)
Adjusted other income (expense), net [3]		—		—		115		—		115
Adjusted EBIT	$	54,120	$	29,555	$	59,389	$	24,139	$	167,203
53-Weeks Ended March 2, 2024											
Net sales to external customers	$	598,248	$	377,443	$	342,028	$	99,223	$	1,416,942
Intersegment net sales		3,488		979		36,421		—		40,888
		601,736		378,422		378,449		99,223		1,457,830
Adjusted cost of sales [1]		(425,424)		(323,761)		(267,469)		(60,636)		(1,077,290)
Adjusted SG&A [2]		(105,509)		(40,295)		(42,934)		(14,354)		(203,092)
Adjusted other income (expense), net [3]		—		—		(2,263)		—		(2,263)
Adjusted EBIT	$	70,803	$	14,366	$	65,783	$	24,233	$	175,185
52-Weeks Ended February 25, 2023											
Net sales to external customers	$	647,949	$	408,566	$	279,966	$	104,215	$	1,440,696
Intersegment net sales		1,829		2,061		36,588		—		40,478
		649,778		410,627		316,554		104,215		1,481,174
Adjusted cost of sales [1]		(463,902)		(352,372)		(247,073)		(64,565)		(1,127,912)
Adjusted SG&A [2]		(104,002)		(40,115)		(40,872)		(14,303)		(199,292)
Adjusted other income (expense), net [3]		—		—		(47)		—		(47)
Adjusted EBIT	$	81,874	$	18,140	$	28,562	$	25,347	$	153,923

[1] Adjusted cost of sales excludes $4.2 million and $5.5 million of adjustments related to acquisition and restructuring costs as described in more detail within the reconciliation presented below, respectively, for the years ended March 1, 2025 and March 2, 2024.

[2] Adjusted SG&A expenses excludes $11.5 million and $3.0 million of adjustments related to acquisition and restructuring costs and impairment expense as described in more detail within the reconciliation presented below, respectively, for the years ended March 1, 2025 and March 2, 2024.

[3] Adjusted Other (income) expense, net excludes $4.7 million of NMTC benefit recorded for the year ended March 2, 2024 as described in more detail within the reconciliation presented below.

The following table presents the reconciliation of adjusted EBIT to income before income taxes, the nearest measurement under GAAP:

(In thousands)		2025		2024		2023
Segment Adjusted EBIT	$	167,203	$	175,185	$	153,923
Corporate and Other expenses		(32,772)		(35,454)		(29,642)
Segment acquisition-related costs [1]		(4,529)		—		—
Segment restructuring costs [2]		(3,535)		(8,496)		—
Impairment expense [3]		(7,634)		—		—
NMTC settlement gain [4]		—		4,687		—
Interest expense, net		(6,159)		(6,669)		(7,660)
Earnings before income taxes	$	112,574	$	129,253	$	116,621

(1) Segment acquisition-related costs include:
- Transaction costs related to the UW Solutions acquisition.
- Integration costs related to one-time expenses incurred to integrate the UW Solutions acquisition.
- Backlog amortization is related the value attributed to contracting the backlog purchased in the UW Solutions acquisition. These costs were amortized in SG&A over the period that the contracted backlog was shipped.
- Inventory step-up is related to the incremental cost to value inventory acquired as part of the UW Solutions acquisition at fair value. These costs were expensed to cost of goods sold over the period the inventory was sold.

(2) Segment restructuring charges related to Project Fortify. Refer to Note 18.

(3) Impairment expense on intangible assets in the Architectural Metals Segment. Refer to Note 6.

(4) Realization of a NMTC benefit which was recorded in other income (expense), net. Refer to Note 10.

The following table presents the capital expenditures, depreciation and amortization and identifiable assets by reportable segments and the reconciliation to amounts reported for GAAP:

(In thousands)	Architectural Metals		Architectural Services		Architectural Glass		Performance Surfaces		Corporate and Other		Total	
Fiscal 2025												
Capital expenditures	$	3,333	$	7,522	$	13,782	$	9,479	$	1,477	$	35,593
Depreciation and amortization		16,471		3,978		12,274		9,085		2,800		44,608
Identifiable assets		343,553		179,311		213,067		345,034		94,304		1,175,269
Fiscal 2024												
Capital expenditures	$	4,733	$	3,166	$	12,142	$	16,896	$	6,243	$	43,180
Depreciation and amortization		19,226		4,011		11,955		3,040		3,356		41,588
Identifiable assets		363,512		131,651		208,651		83,731		96,519		884,064
Fiscal 2023												
Capital expenditures	$	11,432	$	3,683	$	5,613	$	13,474	$	10,975	$	45,177
Depreciation and amortization		19,386		3,953		11,964		3,088		4,012		42,403
Identifiable assets		426,946		141,840		207,730		69,035		69,814		915,365

The following table presents net sales, based on the location in which the sale originated, and long-lived assets, representing property, plant and equipment, net of related depreciation, by geographic region.

(In thousands)		2025		2024		2023
Net Sales						
United States	$	1,258,887	$	1,295,436	$	1,301,168
Canada		85,417		101,055		120,565
Brazil		16,690		20,451		18,963
Total	$	1,360,994	$	1,416,942	$	1,440,696

(In thousands)		March 1, 2025		March 2, 2024		February 25, 2023
Long-Lived Assets						
United States	$	261,457	$	235,398	$	239,847
Canada		4,984		6,345		6,330
Brazil		1,698		2,473		2,690
Total	$	268,139	$	244,216	$	248,867

Our export net sales from U.S. operations were $54.1 million, $47.6 million and $56.2 million in fiscal 2025, 2024 and 2023, respectively, representing approximately 4%, 3% and 4% of consolidated net sales in each of these fiscal years, respectively. Due to the varying combinations and integration of individual window, storefront and curtainwall systems, it is impractical to report product revenues generated by class of product beyond the segment revenues currently reported.

17. Acquisitions

On November 4, 2024, we completed the acquisition of UW Solutions for $240.9 million in cash. UW Solutions is a U.S. based, vertically integrated manufacturer of high-performance coated substrates with a portfolio of well-known brands, including ResinDEK, ChromaLuxe, RDC Coatings, and Unisub, each known as a leader in its specified applications. The UW Solutions business activity is included in our Performance Surfaces Segment.

The total purchase consideration was $232.2 million in cash, net of a favorable net working capital adjustment of $0.9 million and cash acquired of $8.7 million. The acquisition was funded with cash on hand and borrowings under our existing credit agreement. During fiscal 2025, we incurred pre-tax acquisition-related expenses of $10.3 million associated with the UW Solutions acquisition. We incurred $1.5 million for inventory step-up expense and $0.2 million of transaction costs which were included in costs of sales as well as $4.2 million of transaction costs, $2.1 million of integration costs, and $2.3 million of amortization of acquired backlog, which were included in SG&A within our consolidated results of operations.

We accounted for the acquisition as a purchase of a business and recorded the excess of the purchase price over the estimated fair value of the assets acquired and liabilities assumed as goodwill of $107.8 million. The goodwill recognized is attributable primarily to expected synergies by integrating UW Solutions into our Performance Surfaces Segment and by creating a scalable growth platform in the specialty coatings and materials market. The acquired goodwill is expected to be amortized and deductible for income tax purposes. We have provisionally determined the appropriate fair values of the acquired intangible assets and completed our analysis of the economic lives of the assets acquired. We assigned $21.0 million to a tradename asset and are amortizing it over a 15-year expected life. We assigned $2.3 million to a contract backlog asset and amortized it over a 4-month life. We assigned $47.4 million to a customer relationship asset and are amortizing a portion over a 10-year expected life and the remainder over a 15-year expected life, based on historical customer attrition rates. We assigned $7.8 million to a developed technology asset and are amortizing over a 7.5-year expected life.

The following table presents the estimated fair values of assets acquired and liabilities assumed at the acquisition date:

(In thousands)

Assets:		
Cash and cash equivalents	$	8,703
Receivables, net		12,427
Inventories, net		17,903
Other current assets		1,122
Property, plant and equipment		26,563
Operating lease right-of-use assets		14,189
Goodwill		107,826
Intangible assets, net		79,679
Other non-current assets		166
Total Assets	$	268,578
Liabilities:		
Accounts payable		5,126
Accrued compensation and benefits		6,900
Operating lease liabilities		1,259
Other current liabilities		1,490
Non-current operating lease liabilities		12,930
Total Liabilities	$	27,705
Net assets recorded	$	240,873

The impact of the acquisition of UW Solutions on our consolidated results of operations for fiscal 2025 was $32.0 million of net sales and $7.4 million of net loss, respectively. The net sales and net loss represent approximately 17 weeks of operating results.

The following supplemental unaudited pro forma information presents our financial results as if the acquisition of UW Solutions had occurred on February 26, 2023. This supplemental pro forma information has been prepared for comparative purposes and would not necessarily indicate what may have occurred if the acquisition had been completed on February 26, 2023, and this information is not intended to be indicative of future results.

(in thousands, except earnings per share data) *(Unaudited)*		2025		2024
Net sales	$	1,423,635	$	1,513,734
Net earnings		90,978		83,256
Earnings per share:				
Basic	$	4.19	$	3.81
Diluted	$	4.16	$	3.77

Nonrecurring charges of $4.4 million of transaction costs, $2.1 million of integration costs, $2.3 million of amortization of acquired backlog, and $1.5 million of inventory step-up expense incurred in fiscal 2025 are reflected as if those charges were incurred in the first and second quarters of the fiscal 2024 supplemental pro forma earnings.

These amounts have been calculated after applying our accounting policies and adjusting the results of UW Solutions to reflect the effect of definite-lived intangible assets recognized as part of the business combination on amortization expense as if the acquisition had occurred on February 26, 2023.

18. Restructuring

During the fourth quarter of fiscal 2024, we announced strategic actions to streamline our business operations, enable a more efficient cost model, and better position the Company for profitable growth (referred to as "Project Fortify"). Project Fortify primarily impacted the Architectural Metals Segment and included:
- Eliminating certain lower-margin product and service offerings, enabling consolidation into a single operating entity.
- Transferring production operations from the Company's facility in Walker, Michigan, to the Company's facilities in Monett, Missouri and Wausau, Wisconsin.
- Simplifying the segment's brand portfolio and commercial model to improve flexibility, better leverage the Company's capabilities, and enhance customer service.

Additionally, the Company implemented actions to optimize processes and streamline resources in its Architectural Services and Corporate and Other.

During fiscal 2025, we incurred $4.3 million of pre-tax costs associated with Project Fortify, of which $2.5 million is included in cost of sales and $1.8 million is included within SG&A expenses. During fiscal 2024, we incurred $12.4 million of pre-tax costs associated with Project Fortify, of which $5.5 million is included within cost of sales and $6.9 million is included within SG&A expenses. The Company completed Project Fortify during the fourth quarter of fiscal 2025 and incurred at total of $16.7 million of restructuring changes, which included:
- $7.0 million of severance and employee related costs;
- $1.7 million contract termination costs: and
- $8.0 million of other expenses.

These actions have led to estimated annualized pre-tax cost savings of approximately $14 million.

(In thousands)	Architectural Metals		Architectural Services		Architectural Glass		Corporate & Other		Total	
March 1, 2025										
Termination benefits	$	928	$	(640)	$	—	$	788	$	1,076
Contract termination costs		—		—		—		—		—
Other restructuring charges		3,096		151		—		—		3,247
Total restructuring charges	$	4,024	$	(489)	$	—	$	788	$	4,323
March 2, 2024										
Termination benefits		3,348		2,475		—		56		5,879
Contract termination costs		1,568		49		—		—		1,617
Other restructuring charges		1,054		2		—		3,851		4,907
Total restructuring charges	$	5,970	$	2,526	$	—	$	3,907	$	12,403
February 25, 2023										
Termination benefits		—		—		116		—		116
Total restructuring charges	$	—	$	—	$	116	$	—	$	116

The following table summarizes our restructuring related accrual balances included within accrued payroll and related benefits and other current liabilities in the consolidated balance sheets. All remaining accrual balances are expected to be paid within fiscal 2026.

(In thousands)	Architectural Metals		Architectural Services		Architectural Glass		Corporate & Other		Total	
Balance at February 25, 2023	$	62	$	—	$	23	$	—	$	85
Restructuring expense		3,985		2,477		—		56		6,518
Payments		(1,233)		(410)		(23)		—		(1,666)
Balance at March 2, 2024	$	2,814	$	2,067	$	—	$	56	$	4,937
Restructuring expense		1,931		(812)		—		778		1,897
Payments		(4,256)		(605)		—		(323)		(5,184)
Other adjustments		797		—		—		—		797
Balance at March 1, 2025	$	1,286	$	650	$	—	$	511	$	2,447

The charges presented in the rollforward of our restructuring accruals do not include items charged directly to expense as incurred, as those items are not reflected in accrued payroll and related benefits and other current liabilities in the consolidated balance sheets.

On April 23, 2025, we announced a second phase of Project Fortify to drive further cost efficiencies, primarily in the Architectural Metals and Architectural Services Segments. Phase 2 will focus on further optimizing our operating footprint and aligning resources to enable a more effective operating model. We expect the actions of Phase 2 to incur approximately $24 million to $26 million of pre-tax charges, of which approximately $8 million are expected to be non-cash charges. The charges include the following:
- $9 million to $10 million of severance and employee related costs;
- $2 million to $3 million of contract termination costs; and
- $12 million to $13 million of other expenses.

The Company expects the actions associated with Phase 2 to be substantially completed by the end of the fourth quarter of fiscal 2026 and expects them to deliver annualized pre-tax cost savings from Phase 2 of approximately $13 million to $15 million.

During fiscal 2022, we announced plans to realign and simplify our business structure, which resulted in the closure of two facilities within the Architectural Glass Segment, in Dallas, Texas and Statesboro, Georgia. These closures were made in order to concentrate this segment on premium, high-performance products. Additionally, employee termination costs were incurred related to these facility closures, realignment of the Architectural Metals Segment, and within the Corporate office.

During the first quarter of fiscal 2023, we completed the execution of these plans with the sale of the remaining manufacturing assets at our Architectural Glass location, in Dallas, Texas, for $4.1 million. The remaining assets had a carrying value of $3.4 million, and we recognized a gain on the sale of approximately $0.6 million, net of associated transaction costs, which is included as a reduction of cost of sales within our consolidated statements of operations.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

ITEM 9A. CONTROLS AND PROCEDURES

<u>Evaluation of Disclosure Controls and Procedures.</u> As of the end of the period covered by this report (the Evaluation Date), we carried out an evaluation, under the supervision and with the participation of management, including the Chief Executive Officer and the Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Exchange Act). Based upon that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the Evaluation Date, our disclosure controls and procedures were effective to ensure that information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in applicable rules and forms, and (ii) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, to allow timely decisions regarding required disclosure.

<u>Management's Annual Report on Internal Control Over Financial Reporting.</u> The report of management required under this Item 9A is contained on page 32 in Item 8 of this Annual Report on Form 10-K under the caption "Management's Annual Report on Internal Control Over Financial Reporting."

<u>Attestation Report of Independent Registered Public Accounting Firm.</u> The attestation report required under this Item 9A is contained on page 33 in Item 8 of this Annual Report on Form 10-K under the caption "Report of Independent Registered Public Accounting Firm."

<u>Changes in Internal Control over Financial Reporting.</u> There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the most recent fiscal quarter covered by this report that would have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

ITEM 9B. OTHER INFORMATION

Insider Adoption or Termination of Trading Arrangements
During the fiscal quarter ended March 1, 2025, none of our directors or officers (as defined in Rule 16a-1(f) of the Exchange Act) adopted or terminated any "Rule 10b5-1 trading arrangement" or any "non-Rule 10b5-1 trading arrangement", as each term is defined in Item 408(c) of Regulation S-K.

ITEM 9C. DISCLOSURES REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS

Not applicable.

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS, CODE OF ETHICS AND CORPORATE GOVERNANCE

We have adopted a Code of Business Ethics and Conduct that applies to all of our employees, including our principal executive officer, president, principal financial officer and principal accounting officer, and Board of Directors. The Code of Business Ethics and Conduct is published on the "Investors-Governance" section of our website at www.apog.com. Any amendments to the Code of Business Ethics and Conduct and waivers of the Code of Business Ethics and Conduct for our Chief Executive Officer and Chief Financial Officer will be published on our website.

The other information required by this item, other than the information set forth in Part I above under the heading "Information About Our Executive Officers," is set forth under the headings "Proposal 1: Election of Directors," "Frequently Asked Questions - How Can I Recommend or Nominate a Director Candidate?", "Corporate Governance - Board Meetings and 2025 Annual Meeting of Shareholders," and "Corporate Governance - Board Committee Responsibilities, Meetings and Membership" in the Proxy Statement for the Company's Annual Meeting of Shareholders to be held on June 25, 2025, which will be filed with the Securities and Exchange Commission within 120 days after our fiscal year-end (our 2025 Proxy Statement). This information is incorporated herein by reference.

We have an insider trading policy governing the purchase, sale and other dispositions of the Company's securities that applies to all personnel of the Company and its subsidiaries, including directors, officers, employees and other covered persons. The Company believes that its insider trading policy is reasonably designed to promote compliance with insider trading laws, rules and regulations, as well as applicable listing standards. A copy of the Company's insider trading policy is filed as Exhibit 19.1 to this report.

ITEM 11. EXECUTIVE AND DIRECTOR COMPENSATION

The information required by this item is set forth under the headings "Executive Compensation," "CEO Pay Ratio Disclosure" and "Non-Employee Director Compensation" in our 2025 Proxy Statement. This information is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

The following table summarizes, with respect to our equity compensation plans, the number of shares of our common stock to be issued upon exercise of outstanding options, warrants and other rights to acquire shares, the weighted-average exercise price of these outstanding options, warrants and rights, and the number of shares remaining available for future issuance under our equity compensation plans as of March 1, 2025, the last day of fiscal 2025.

Plan Category	Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights	Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance under Equity Compensation Plans (Excluding Securities Reflected in the First Column)
Equity compensation plans approved by security holders	310,904 [1] [2]	N/A [3]	868,847 [4]
Equity compensation plans not approved by security holders	None	None	None
Total	310,904	N/A	868,847

[1] Includes 202,240 shares underlying performance share unit awards granted under our 2019 Stock Incentive Plan, assuming maximum performance; 77,522 restricted stock unit awards granted under our 2019 Stock Incentive Plan, 2009 Non-Employee Director Stock Plan, and 2019 Non-Employee Director Stock Plan, and 31,142 phantom shares under our Deferred Compensation Plan for Non-Employee Directors. Dividends accrue on the outstanding performance share units during the three-year performance periods but will be paid only on shares earned at the end of each performance cycle. Certain outstanding restricted stock units have dividend rights attached, but none of the restricted stock units are transferable.

[2] At the beginning of fiscal years 2023, 2024 and 2025, performance share units were awarded to plan participants which will vest based on our Company's performance over each three-year performance period. The performance share units represent the right to receive shares of our common stock at the end of each three-year performance period. Pursuant to SEC rules and the reporting requirements for this table, we have included in this column 202,240 shares underlying the outstanding performance share units at maximum performance, assuming our Company performed at the maximum level during the applicable performance periods. Only 101,120 shares underly the performance awards at target level performance.

[3] In calculating the weighted-average exercise price of outstanding options, warrants and rights, we have not included in this column shares of restricted stock that are issued and outstanding, performance share units or restricted stock units.

[4] Pursuant to SEC Rules and the reporting requirements for this table, of these shares, 3,822 are available for issuance under our Legacy Partnership Plan; 696,893 are available for grant under our 2019 Stock Incentive Plan; 152,602 are available for grant under our 2019 Non-Employee Director Stock Plan; and 15,530 are available for grant under our Deferred Compensation Plan for Non-Employee Directors.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this item is set forth under the headings "Corporate Governance - Director Independence" and "Corporate Governance - Certain Relationships and Related Transactions" in our 2025 Proxy Statement. This information is incorporated herein by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

Information about aggregate fees billed to us by our principal accountant, Deloitte & Touche LLP (PCAOB ID No. 34) will be presented under the headings "Audit Committee Report" and "Fees Paid to Independent Registered Public Accounting Firm - Audit Fees, Audit-Related Fees, Tax Fees and All Other Fees" and "Policy on Audit Committee Pre-Approval of Audit and Permissible Non-Audit Services" in our 2025 Proxy Statement. This information is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

a) List of documents filed as a part of this report:

1. Financial Statements - The consolidated financial statements listed below are set forth in Item 8 of Part II of this report.

Consolidated Balance Sheets as of March 1, 2025 and March 2, 2024

Consolidated Results of Operations for the Years Ended March 1, 2025, March 2, 2024 and February 25, 2023

Consolidated Statements of Comprehensive Earnings for the Years Ended March 1, 2025, March 2, 2024 and February 25, 2023

Consolidated Statements of Cash Flows for the Years Ended March 1, 2025, March 2, 2024 and February 25, 2023

Consolidated Statements of Shareholders' Equity for the Years Ended March 1, 2025, March 2, 2024 and February 25, 2023

Notes to Consolidated Financial Statements

2. Financial Statement Schedules - All schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission have been omitted because they are not applicable or the required information is shown in the financial statements or notes thereto.

3. Exhibits - Exhibits marked with an asterisk (*) identify each management contract or compensatory plan or arrangement. Exhibits marked with a pound sign (#) are filed herewith. The remainder of the exhibits have heretofore been filed with the Securities and Exchange Commission and are incorporated herein by reference.

2.1	Membership Interest Purchase Agreement, dated as of September 23, 2024, by and among UW Holdings, LLC, UW Interco, LLC and Apogee Enterprises, Inc.* Incorporated by reference to Exhibit 2.1 to the Registrant's Current Report on Form 8-K filed on September 25, 2024.
3.1	Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to Registrant's Annual Report on Form 10-K for the year-ended February 28, 2004.
3.2	Articles of Amendment to Restated Articles of Incorporation. Incorporated by reference to Exhibit 3.1 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
3.3	Amended and Restated Bylaws of Apogee Enterprises, Inc. Incorporated by reference to Exhibit 3.3 to the Registrant's Quarterly Report on Form 10-Q filed on July 1, 2021.
4.1	Specimen certificate for shares of common stock of Apogee Enterprises, Inc. Incorporated by reference to Exhibit 4.1 to Registrant's Quarterly Report on Form 10-Q filed on July 1, 2021.
4.2	Description of Securities. Incorporated by reference to Exhibit 4.2 to Registrant's Annual Report on Form 10-K for the year ended February 29, 2020.
10.1*	Apogee Enterprises, Inc. Deferred Compensation Plan for Non-Employee Directors (2014 Restatement). Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement on Form S-8 filed on July 24, 2014.
10.2*	Apogee Enterprises, Inc. 2021 Deferred Compensation Plan for Non-Employee Directors. Incorporated by reference to Exhibit 4.5 to Apogee's Registration Statement on Form S-8 filed on October 13, 2021.
10.3*	Apogee Enterprises, Inc. 2000 Employee Stock Purchase Plan (Amended and Restated Effective as of April 21, 2021). Incorporated by reference to Exhibit 10.4 to Apogee's Annual Report on Form 10-K filed on April 22, 2021.
10.4*	Apogee Enterprises, Inc. Non-Employee Director Charitable Matching Contribution Program. Incorporated by reference to Exhibit 10.25 to Registrant's Annual Report on Form 10-K for the year-ended February 26, 2005.
10.5*	Apogee Enterprises, Inc. Deferred Incentive Compensation Plan (2005 Restatement). Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on October 17, 2006.
10.6*	Apogee Enterprises, Inc. 2009 Stock Incentive Plan, as amended and restated (2011). Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 28, 2011.
10.7*	Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as amended and restated (2014). Incorporated by reference to Exhibit 4.4 to Registrant's Registration Statement on Form S-8 filed on July 24, 2014.
10.8*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on June 30, 2009.
10.9*	Restricted Stock Deferral Program under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as Amended and Restated (2014) (2015 Statement). Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 30, 2015.
10.10*	Form of Deferred Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2009 Non-Employee Director Stock Incentive Plan, as Amended and Restated (2014) (2015 Statement). Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on June 30, 2015.

10.11*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2009 Stock Incentive Plan for awards made on or after April 26, 2011. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on May 2, 2011.
10.12*	Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, effective January 1, 2011. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on October 12, 2010.
10.13*	First Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan. Incorporated by reference to Exhibit 10.3 to the Registrant's Current Report on Form 8-K filed July 1, 2014.
10.14*	Second Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan. Incorporated herein by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on June 29, 2016.
10.15*	Third Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, dated October 5, 2017. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on October 10, 2017.
10.16*	Fourth Amendment to the Apogee Enterprises, Inc. 2011 Deferred Compensation Plan, dated June 28, 2018. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 3, 2018.
10.17*	Fifth Amendment to the Apogee Enterprises, Inc. Deferred Incentive Compensation Plan (2005 Restatement), dated June 26, 2023. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on June 27, 2023.
10.18*	Form of Change-in-Control Severance Agreement. Incorporated herein by reference to Exhibit 10.38 to Registrant's Annual Report on Form 10-K filed on April 30, 2018.
10.19*	Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 4.6 to Registrant's Registration Statement on Form S-8 filed on February 12, 2020.
10.20*	Apogee Enterprises, Inc. 2019 Stock Incentive Plan. Incorporated by reference to Exhibit 4.5 to Registrant's Registration Statement on Form S-8 filed on February 12, 2020.
10.21*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2019 Stock Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.22*	Form of Stock Option Agreement under the Apogee Enterprises, Inc. 2019 Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on July 7, 2020.
10.23*	Apogee Enterprises, Inc. 2019 Stock Incentive Plan, as Amended and Restated (2021). Incorporated by reference to Exhibit 4.5 to Apogee's Registration Statement on Form S-8 filed on June 25, 2021.
10.24*	Amended Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2019 Stock Incentive Plan, as Amended and Restated (2021). Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on May 7, 2024.
10.25*	Amended Form of Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2019 Stock Incentive Plan, as Amended and Restated (2021). Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on May 7, 2024.
10.26*	Executive Equity Deferral Program Under the Apogee Enterprises, Inc. 2019 Stock Incentive Plan dated May 1, 2024. Incorporated by reference to Exhibit 10.7 to Registrant's Current Report on Form 8-K filed on May 7, 2024.
10.27*	Apogee Enterprises, Inc. 2019 Non-Employee Stock Plan, as Amended and Restated (2024). Incorporated by reference to Exhibit 4.5 to Apogee's Registration Statement on Form S-8 filed on June 20, 2024.
10.28*	Form of Restricted Stock Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.29*	Form of Deferred Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on January 16, 2020.
10.30*	Restricted Stock Deferral Program Under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Incentive Plan. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 29, 2020.
10.31*	Form of Restricted Stock Unit Agreement under the Apogee Enterprises, Inc. 2019 Non-Employee Director Stock Plan. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 29, 2020.
10.32*	Form of CEO Evaluation-Based Incentive Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 30, 2019.
10.33*	Form of Annual Cash Incentive Award Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on July 7, 2020.
10.34*	Employment Agreement between Apogee Enterprises, Inc. and Ty R. Silberhorn, dated December 15, 2020. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on December 21, 2020.
10.35*	Form of Restricted Stock Award Agreement entered into by Apogee Enterprises, Inc. and Ty R. Silberhorn on January 4, 2021. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on December 21, 2020.
10.36*	Form of Restricted Stock Agreement. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 26, 2021.

10.37*	Form of Performance Award Agreement. Incorporated by reference to Exhibit 10.2 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.38*	Form of Executive Short-Term Incentive Plan Memorandum. Incorporated by reference to Exhibit 10.3 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.39*	Executive Short-Term Incentive Plan Terms and Conditions. Incorporated by reference to Exhibit 10.4 to Registrant's Current Report on Form 8-K filed on April 26, 2021.
10.40*	Offer Letter dated March 2, 2023 between Apogee Enterprises, Inc. and Matthew J. Osberg. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on March 8, 2023.
10.41	Third Amended and Restated Credit Agreement, dated as of June 25, 2019, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on June 28, 2019.
10.42	Amendment No. 1 to Third Amended and Restated Credit Agreement dated as of June 25, 2019, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to Registrant's Current Report on Form 8-K filed on April 10, 2020.
10.43	Amendment No. 2 to Third Amended and Restated Credit Agreement dated as of November 6, 2020, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on November 10, 2020.
10.44	Amendment No. 3 to Third Amended and Restated Credit Agreement dated as of August 5, 2022, by and among Apogee Enterprises, Inc., as the Borrower, the Lenders referred to therein, Wells Fargo Bank, National Association, as Administrative Agent, Swingline Lender and Issuing Lender, and U.S. Bank National Association, as Syndication Agent and Issuing Lender. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on August 5, 2022.
10.45	Credit Agreement dated July 19, 2024 between Apogee Enterprises, Inc., certain material domestic subsidiaries of the Company as guarantors, Bank of America, N.A., as administrative agent, swingline lender and L/C issuer and the syndicate of lenders which are party thereto from time to time. Incorporated by reference to Exhibit 10.1 to the Registrant's Current Report on Form 8-K filed on July 25, 2024.
19.1#	Apogee Enterprises, Inc. Insider Trading Policy.
21#	Subsidiaries of the Registrant.
23#	Consent of Deloitte & Touche LLP.
31.1#	Certification of Chief Executive Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934.
31.2#	Certification of Chief Financial Officer pursuant to rule 13a-14(a) under the Securities Exchange Act of 1934.
32.1#	Certification of Chief Executive Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
32.2#	Certification of Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.
97.1	Incentive Compensation Recovery Policy. Incorporated by reference to Exhibit 97.1 to the Registrant's Current Report on Form 10-K filed on April 26, 2024.
101	The following materials from Apogee Enterprises, Inc.'s Annual Report on Form 10-K for the year ended March 1, 2025 are furnished herewith, formatted in iXBRL (Inline Extensible Business Reporting Language): (i) the Consolidated Balance Sheets as of March 1, 2025 and March 2, 2024, (ii) the Consolidated Results of Operations for the three years ended March 1, 2025, March 2, 2024 and February 25, 2023, (iii) the Consolidated Statements of Comprehensive Earnings for the three years March 1, 2025, March 2, 2024 and February 25, 2023, (iv) the Consolidated Statements of Cash Flows for the three years ended March 1, 2025, March 2, 2024 and February 25, 2023, (v) the Consolidated Statements of Shareholders' Equity for the three years ended March 1, 2025, March 2, 2024 and February 25, 2023 and (vi) the Notes to Consolidated Financial Statements.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

ITEM 16. FORM 10-K SUMMARY

None.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, on April 24, 2025.

APOGEE ENTERPRISES, INC.

/s/ Ty R. Silberhorn

Ty R. Silberhorn
President and Chief Executive Officer

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities indicated on April 24, 2025.

Signature	Title	Signature	Title
/s/ Ty R. Silberhorn Ty R. Silberhorn	President, Chief Executive Officer and Director (Principal Executive Officer)	/s/ Matthew J. Osberg Matthew J. Osberg	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ Donald A. Nolan Donald A. Nolan	Chairman	/s/ Elizabeth M. Lilly Elizabeth M. Lilly	Director
/s/ Christina M. Alvord Christina M. Alvord	Director	/s/ Herbert K. Parker Herbert K. Parker	Director
/s/ Frank G. Heard Frank G. Heard	Director	/s/ Mark A. Pompa Mark A. Pompa	Director
/s/ Lloyd E. Johnson Lloyd E. Johnson	Director	/s/ Patricia K. Wagner Patricia K. Wagner	Director

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CORPORATE INFORMATION

BOARD OF DIRECTORS

Donald A. Nolan, 64
Chair of the Board
Apogee Enterprises, Inc.
Former President and Chief Executive Officer
Kennametal Inc.

Christina M. Alvord, 58 [1, 3]
Retired President, Southern & Gulf Coast,
and Central Divisions
Vulcan Materials Company

Frank G. Heard, 66 [1, 3]
Retired Chief Executive Officer
Gibraltar Industries, Inc.

Lloyd E. Johnson, 71 [1, 2]
Retired Global Managing Director, Finance and
Internal Audit
Accenture Corporation

Elizabeth M. Lilly, 62 [1, 2]
Chief Investment Officer and Executive Vice President
The Pohlad Companies

Herbert K. Parker, 67 [2, 3]
Retired Executive Vice President-Operational
Excellence Harman International Industries, Inc.

Mark A. Pompa, 60 [1, 2]
Retired Executive Vice President and Chief Financial
Officer
EMCOR Group, Inc.

Ty R. Silberhorn, 57
Chief Executive Officer
Apogee Enterprises, Inc.

Patricia K. Wagner, 62 [2, 3]
Retired Group President of U.S. Utilities
Sempra Energy

[1] *Audit Committee*
[2] *Compensation Committee*
[3] *Nominating and Corporate Governance Committee*

CORPORATE OFFICERS

Ty R. Silberhorn, 57
Chief Executive Officer and President

Meghan M. Elliott, 48
Senior Vice President, Chief Legal
Officer, and Secretary

Brent C. Jewell, 51
President, Architectural Glass

Troy R. Johnson, 51
President, Architectural Services

Veena Lakkundi, 56
President, Performance Surfaces

Nick C. Longman, 53
President, Architectural Metals

Matt Osberg, 49
Chief Financial Officer

Raelyn Trende, 49
Executive Vice President and Chief
Human Resources Officer

APOGEE SEGMENTS

Architectural Glass Segment
Owatonna, MN

Architectural Metals Segment
Minneapolis, MN

Architectural Services Segment
Minneapolis, MN

Performance Surfaces Segment
McCook, IL

INVESTOR INFORMATION

TRANSFER AGENT AND REGISTRAR

To sign up for direct deposit of dividends service, or for inquiries regarding stock certificates, such as address or name changes, lost certificates or lost dividends, contact Computershare Investor Services, Apogee's transfer agent and registrar.

Computershare Investor Services address:
P.O. Box 43078
Providence, RI 02940-3078
Computershare Investor Services website:
www.computershare.com
Computershare Investor Services telephone numbers:
U.S. Residents: (800) 736-3001
Canada or the U.S. Virgin Islands: (800) 736-3001
Outside the U.S.: (781) 575-3100
COMMON STOCK
Apogee Enterprises, Inc. common stock is traded on the Nasdaq Stock Market LLC under the symbol APOG.

APOG
NASDAQ
LISTED

INVESTOR INQUIRIES

Additional information, such as Forms 10-K, 10-Q and proxy statements as filed with the Securities and Exchange Commission, and news releases, may be obtained through one of the following:

Internet: www.apog.com
Email: IR@apog.com
Telephone: (952) 835-1874
Toll Free: (877) 752-3432
Mail: Apogee Enterprises, Inc.
        Attn: Investor Relations
        4400 West 78th Street, Suite 520
        Minneapolis, MN 55435

